Form 20-F
period 2019-03-31
NIPPON STEEL CORP
filed 2019-07-16
CIK 1140471

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 333-228135

Nippon Seitetsu Kabushiki Kaisha

(Exact name of registrant as specified in its charter)

Nippon Steel Corporation

(Translation of registrant’s name into English)

Japan	6-1, Marunouchi 2-chome Chiyoda-ku, Tokyo 100-8071, Japan
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)

Tatsuya Mizuno

General Manager, Head of General Administration Department

6-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8071, Japan

Tel: +81 3 6867-4111

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Common Stock

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of March 31, 2019, 950,321,402 shares of Common Stock were outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes     ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒     No  ☐

Indicate by check mark whether the registrant has submitted electronically every interactive data file required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.    ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐ Item 17    ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

i

As used in this annual report, references to “we,” “us,” “our,” “the Group,” “our group,” and “NSC” are to Nippon Steel Corporation, on a consolidated basis except where the context otherwise requires.

As used in this annual report, “dollar” or “$” means the lawful currency of the United States of America, and “yen” or “¥” means the lawful currency of Japan.

As used in this annual report, “IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board, and “Japanese GAAP” means accounting principles generally accepted in Japan.

Amounts shown in this annual report have been rounded down to the nearest indicated digit unless otherwise specified. In tables appearing in this annual report, figures may not add up to totals due to rounding.

ii

Forward-Looking Statements

This document includes forward-looking statements. To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on our current assumptions and beliefs in light of the information currently available to us, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by us in our subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”), pursuant to the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Financial Instruments and Exchange Act of Japan (the “FIEA”), as well as other publicly disclosed documents.

The risks, uncertainties and other factors referred to above include, but are not limited to:

•	changes in regional and global macroeconomic conditions, particularly in Japan, China and other Asian countries;

•	excess capacity and oversupply in the steel industry;

•	unfair trade and pricing practices in our home markets;

•	the possibility of protracted low steel prices due to structural overcapacity of the global steel industry and excess iron ore supply;

•	the possibility of significant increases in market prices of essential raw materials;

•	the possibility of depreciation of the value of the Japanese yen against the U.S. dollar and other major foreign currencies;

•	the loss of market share to substitute materials;

•	our ability to reduce costs and improve operating efficiency;

•	the possibility of incurring additional costs when production capacity is idled or when production is resumed at idle facilities;

•

the possibility of not completing planned alliances, acquisitions or investments, or such alliances, acquisitions or investments, including our turning of Nisshin Steel into a wholly owned subsidiary, not having the anticipated results;

•

fluctuations in market prices of securities and other assets in which we have holdings or changes in valuation of long-lived assets, including property, plant and equipment, goodwill and deferred tax assets;

•	natural disasters and accidents or unpredictable events which may disrupt our supply chain as well as other events that may negatively impact our business activities;

•	the economic, political, social and legal uncertainty of doing business in emerging economies;

•

the possibility of incurring expenses resulting from any defects in our products or incurring additional costs and reputational harm due to product defects of other steel manufacturers, particularly steel manufacturers in Japan;

•	the possibility that we may be unable to protect our intellectual property rights or face intellectual property infringement claims by third parties;

•	changes in laws and regulations of countries where we operate, including trade laws and tariffs, as well a tax, environmental, health and safety laws; and

•	the possibility of damage to our reputation and business due to data breaches and data theft.

Part I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.	Selected Financial Data

The following table presents selected historical financial data as of and for the fiscal years ended March 31, 2017, 2018 and 2019 is derived from our annual consolidated financial statements prepared in accordance with IFRS, which have been audited by KPMG AZSA LLC (“KPMG AZSA”), an independent registered public accounting firm, and which are included in this annual report.

The data prepared below is only a summary and should be read in conjunction with Item 5 “Operating and Financial Review and Prospects” and our consolidated financial statements, related notes, and other financial information included herein.

	As of and for the fiscal years ended March 31,
	2019	2018	2017
	(in millions of yen except per share data and number of shares)
Statements of profit or loss data:
Revenue	¥6,177,947	¥5,712,965	¥4,696,828
Cost of sales	(5,391,493)	(4,948,883)	(4,085,651)
Selling, general and administrative expenses	(568,409)	(533,787)	(466,351)
Business profit	336,941	288,700	169,878
Profit before income taxes	248,769	271,760	194,780
Profit for the year	257,579	212,210	154,483
Per share data:
Basic earnings per share(1)	281.77	204.87	155.08
Dividends per share	80.00	70.00	45.00
Statements of financial position data:
Total current assets	2,859,211	2,532,977	2,327,661
Total assets	8,049,528	7,756,134	7,455,153
Total current liabilities	2,200,538	2,160,194	2,040,878
Total liabilities	4,442,160	4,231,238	4,167,846
Total equity attributable to owners of the parent	3,230,788	3,136,991	2,931,234
Common stock	419,524	419,524	419,524
Number of shares (in thousands):
Authorized	2,000,000	2,000,000	2,000,000
Issued	950,321	950,321	950,321
Treasury stock	29,797	67,710	67,674

Note:

(1)

Basic earnings per share is calculated by dividing the profit for the reporting period attributable to common shares of the parent by the weighted average number of ordinary shares outstanding during the period in which the number of treasury stock is excluded.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

You should carefully consider the risks described below before making an investment decision. If any of the risks described below actually occurs, NSC’s business, financial condition or results of operations could be adversely affected. In that event, the trading prices of NSC’s common stock could decline, and you may lose all or part of your investment. Additional risks not currently known to NSC or that NSC now deems immaterial may also harm NSC and affect your investment.

Risks Relating to Our Business

Our business is substantially affected by changes in macroeconomic conditions and recessions or prolonged periods of weak growth in the global economy, or the economies of our key markets have in the past had, and in the future would be likely to have, a material adverse effect on our business, results of operations and financial condition.

Our business, including our core Steelmaking and Steel Fabrication segment, is substantially affected by changes in macroeconomic conditions and, in particular, the health of the steel industry. The steel industry has historically been highly volatile, largely due to the cyclical nature of the industries that are the principal consumers of steel, including the automotive, energy and resources, construction, appliance, machinery, equipment and transportation industries. Fluctuations in demand for steel products generally correlate to macroeconomic fluctuations in the global economy. For example, starting in late 2008 and lasting through early 2010, a steep downturn in the global economy, sparked by uncertainty in credit markets and deteriorating consumer confidence, adversely affected global demand for steel and steel products. As a result, many steel producers, including us, recorded sharply reduced revenues and operating losses. Subsequently, the strength of the economy, and therefore the demand for steel, as well as our other products and services, has varied among different markets globally.

The global economy as a whole experienced gradual growth during the fiscal year ended March 31, 2019, with ongoing economic growth in the United States and a trend of continued economic stability in emerging countries in general, while China’s economy showed some signs of a slowdown. The Japanese economy continued its modest recovery, with ongoing improvement in the labor market and an increase in capital investment. However, many risks to the global outlook remain, including geopolitical tensions globally, threats to globalization by renewed protectionism, political tensions in Europe and the slowdown of economic growth in developing markets, especially in Asia. The materialization of any of these risks could depress demand for steel, or our other products and services, and have a material adverse effect on our business, results of operations and financial condition.

Japan is our most important market, and our current business and future growth could be materially and adversely affected if economic conditions in Japan deteriorate.

We are incorporated in Japan and a substantial portion of our operations and assets are located in Japan. Japan is our most important market and accounted for 65.6% of our total revenue for the fiscal year ended March 31, 2019. Demand for our products and services in Japan is mainly affected by the health in Japan of the industries that are the principal consumers of steel, including the automotive, energy and resources, construction, appliance, machinery, equipment and transportation industries, as well as the strength of the Japanese economy in general. As a result, we are subject to political, economic, legal and regulatory risks specific to Japan. The outlook for the Japanese economy is uncertain and subject to many factors beyond our control. The deterioration of the Japanese economy could have a material adverse effect on our business, financial condition and results of operations.

Factors that could have an adverse impact on Japan’s economy include:

•	The deterioration of macroeconomic conditions and recessions or prolonged periods of weak growth in the global economy, which could negatively impact Japan’s major trading partners;

•

the potential impact of newly imposed or increased tariffs, actual or threatened, against Japan by Japan’s major trading partners, and related uncertainties surrounding Japan’s global trade relationships;

•	volatility in global stock or credit markets;

•	volatility in the exchange rate of the Japanese yen against the currencies of Japan’s major trading partners;

•	volatility in the prices of oil, gas and other natural resources;

•	intensifying international competition for a weakening Japanese manufacturing industry;

•

uncertainty regarding the full effects of the expansionary monetary and fiscal measures that the Japanese government and the Bank of Japan are pursuing in an effort to counter deflation, including the Bank of Japan’s introduction of a negative interest rate policy in February 2016, its decision announced in September 2016 to maintain the yield on ten-year Japanese government bonds at around 0% and the structural reforms intended to complement such stimulus measures, as well as related volatility in interest rates and stock markets;

•	the potential impact of the increase in the consumption tax rate in Japan from 8% to 10% scheduled for October 2019 or other increases in personal income, social security and other taxes;

•	any possible future downgrade of the Government of Japan’s debt rating;

•	the deterioration of political relations between Japan and any of Japan’s other major trading partners, or among such trading partners;

•	the impact related to the ongoing negotiations regarding Brexit and the results of representative and leadership elections in the European Union in 2019;

•	political instability and conflicts in the Middle East, including acts of violence, terrorism, war and armed conflict;

•	demographic changes resulting from an aging and shrinking population in Japan, and a shortage of qualified workers, and increased labor costs resulting from these demographic trends; and

•	the occurrence of earthquakes or other natural disasters, including typhoons, tidal waves, floods and volcanic eruptions.

Excess capacity, oversupply and the severely competitive environment in the steel industry may adversely affect our business.

The steel industry is affected by global and regional production capacity and fluctuations in steel imports and exports, as well as severe competition in the steel industry, including established producers expanding in new markets, smaller producers increasing production in anticipation of demand increases or amid recoveries, or exporters selling excess capacity from markets such as China. The steel industry globally has historically suffered from structural overcapacity and global steelmaking capacity currently exceeds global consumption of steel. This overcapacity is amplified during periods of global or regional economic weakness due to weaker global or regional demand. The overcapacity of steel production in some markets and in China in particular has weighed on global steel prices in recent years. For example, in 2015, decreased domestic demand for steel in China, the largest consumer of steel globally, led to massive increases in exports to both developing and developed markets by Chinese producers of steel, which placed significant price pressure on steel products. While capacity cuts and stronger domestic demand in China have led to a reduction in Chinese exports in recent years, should Chinese domestic demand weaken significantly, exports by Chinese steel producers would likely increase significantly again unless there is further rationalization of capacity.

A renewed phase of steel oversupply, if not counterbalanced by effective trade measures, increases in demand or both, could have a material adverse effect on our business, results of operations and financial condition.

Furthermore, for example, world leaders have, in connection with the 2016 G20 summit, urgently called for the removal of market-distorting subsidies and other types of support by governments and related entities in the steel industry, acknowledging that steel industries in some countries benefit from subsidies and related government supports. They agreed to establish the Global Forum on Steel Excess Capacity (the “GFSEC”) to deal with the issue and, since then, meetings of the GFSEC have been held twice at the ministerial level and 12 times at the official level. The effective term of the GFSEC will expire in December 2019 and the members of the GFSEC have not yet reached an agreement to renew the effective term. Further, the 2019 G20 summit leaders’ declaration included a note requesting relevant ministers and members of the GFSEC explore and reach a consensus by fall 2019 on ways to further the work of the GFSEC. A failure to continue the GFSEC may have had and may have in the future a distorting influence on the competitive environment in the steel industry.

We rely on export sales for a significant portion of our total revenue. Adverse economic and financial developments in markets to which we export, particularly Asia, may have an adverse effect on the demand for our products.

Our export sales and overseas sales to customers abroad accounted for 34.4% of our total revenue for the fiscal year ended March 31, 2019, with exports to Asia accounting for a significant portion of our total revenue from produced and exported steel products. In particular, Thailand, China and Korea accounted for 4.9%, 4.2% and 3.2% of our total revenue, respectively, during the fiscal year ended March 31, 2019. We expect export sales and overseas sales to customers abroad to remain important to our business in the future. Accordingly, adverse economic and financial developments in the markets to which we export may have an adverse effect on the demand for our products.

Unfavorable or uncertain economic and market conditions overseas—which can be caused by, among other factors, difficulties in the financial sector, corporate, political or other scandals that may reduce confidence in the markets, declines in business confidence, increases in inflation, natural disasters or pandemics, outbreaks of hostilities or other geopolitical instability—the deterioration in economic or diplomatic relations between Japan and its trading partners or allies or a combination of these or other factors may adversely affect the demand for our products outside of Japan. Economic weakness in Asia in particular may also adversely affect our sales to our Japanese customers that export to the region. Furthermore, weaker demand in Asia, combined with an increase in global production capacity, may also reduce the export prices in U.S. dollar terms of our principal products sold to customers in Asia.

Protracted low steel prices would be likely to have an adverse effect on our results of operations.

As a producer of steel, our results of operations are sensitive to the market prices of steel globally and in the markets we serve. Steel prices are affected by supply trends, demand trends and inventory cycles. In the past, substantial price decreases during periods of economic weakness have not always been offset by commensurate price increases during periods of economic strength. In addition, as indicated above, excess supply relative to demand in local markets generally results in increased exports and drives down global prices. In terms of inventory, steel stocking and destocking cycles affect apparent demand for steel and therefore steel prices and steel producers’ profitability. For example, steel distributors may accumulate substantial steel inventories in periods of low prices (stock) and, in periods of rising real demand for steel from end-users, steel distributors may sell steel from inventory (destock), thereby delaying the effective implementation of steel price increases. Conversely, steel price decreases can sometimes develop their own momentum, as distributors destock and end-users of steel delay purchases in the expectation of further price decreases.

As a result of such factors, steel prices have been under pressure in recent periods and particularly in 2015, when they reached their lowest levels in more than a decade. Such low steel prices had a pronounced negative effect on our results of operations in the form of significant declines in revenue and operating income for the fiscal year ended March 31, 2016. Steel prices improved in 2016, compared to 2015, but remained highly volatile, particularly in the last three months of 2016. The significant overall trend in steel prices saw an increase during the fourth quarter of 2016, which continued during the first quarter of 2017, followed by a decline during the second quarter of 2017 and a strong rebound in the second half of 2017. While the trend of steel prices, since the second half of 2016, has generally been positive, there can be no assurance that this trend will continue.

Significant increases in market prices of essential raw materials, energy or transportation, as well as supply disruptions, could adversely affect our results of operations.

Steel production requires substantial amounts of raw materials, including iron ore and coking coal, and we purchase substantially all of the principal raw materials we use from sources outside of Japan. We imported approximately 59 million dry metric tons of iron ore and 25 million wet metric tons of coking coal during the fiscal year ended March 31, 2019. We import iron ore primarily from Australia and Brazil and import coking coal primarily from Australia, Canada and the United States.

The prices of our key raw materials have fluctuated significantly in recent years. According to information published by the Ministry of Finance of Japan, the average import prices of iron ore per metric ton for the fiscal years ended March 31, 2014, 2015, 2016, 2017 and 2018 were ¥11,586, ¥7,663, ¥6,377, ¥8,666 and ¥8,445, respectively; and the average import prices of coking coal per metric ton for the fiscal years ended March 31, 2014, 2015, 2016, 2017 and 2018 were ¥11,863, ¥10,557, ¥12,015, ¥16,325 and ¥17,705, respectively. We are particularly exposed to increases in the prices of iron ore and coking coal, which represent the largest components of our cost of sales. A surge in coking coal prices from the second half of the fiscal year ended March 31, 2016 has led to a substantial rise in our costs.

Our long-term supply contracts for raw materials generally have terms of three to ten years with the volume fixed for the entire contract term but the necessity to agree on price on a quarterly basis. We typically maintain approximately one month’s worth of inventory of raw materials. Negotiations with respect to quarterly agreements on price are influenced by various factors, including the global economic outlook, global market prices of raw materials and steel products, supply and demand outlook of raw materials and production costs of raw materials. In the case of iron ore and coking coal, we and the relevant supplier typically agree on the purchase price primarily based on negotiations, making reference to the relevant market prices. Future increases in prices of our key raw materials and our inability to pass along such increases to our customers could adversely affect our margins and profits. Increased prices may also cause potential customers to defer purchase of steel products, while rapidly falling prices may increase loss on valuation of raw material inventory purchased when prices were higher, either of which could have an adverse effect on our business, financial condition and results of operations.

We are also exposed to fluctuations in the price of energy and transportation. Our manufacturing operations involve the use of significant amounts of energy, making us sensitive to energy prices. As a result, an increase in energy prices, especially in Japan, where many of our key production facilities are located, would increase our production costs. Also, transportation costs are an important component of our cost of sales. If increases in transportation costs are not offset by an increase in the prices of our products, it could have an adverse effect on our financial condition and results of operations.

In addition, disruptions in our supply of raw materials, which could be caused by political or other events in the countries from which we import these materials, could adversely affect our operations. For example, supply disruptions require us to cut back on our steel production, which would negatively impact our revenue from steel products, or result in an increase in raw material prices, which would negatively affect our financial condition and results of operations.

Fluctuations in foreign currency exchange rates may make our export products less competitive or negatively affect the principal consumers of steel, including the automotive, energy and resources, construction, appliance, machinery and equipment industries, reducing the demand for our products.

Appreciation of the Japanese yen against foreign currencies causes our export products, as well as the export products of the principal consumers of steel, including the automotive, energy and resources, construction, appliance, machinery and equipment industries, to be less competitive overseas by raising the prices of such products in foreign currencies. Any decline in the demand for our products and services directly or indirectly caused by the appreciation of the Japanese yen could have a material adverse effect on our business, financial condition and results of operations. Appreciation of the Japanese yen against foreign currencies may also negatively affect the value of the assets that we hold that are denominated in foreign currencies.

Competition from materials other than steel as well as advancements in the automobile industry could reduce the market price of, and demand for, steel products.

In many applications, steel competes with other materials that may be used as substitutes, such as aluminum, carbon fiber, concrete, composites, glass, plastic and wood. In particular, as a result of increasingly stringent regulatory requirements, as well as developments in alternative materials, designers, engineers and industrial manufacturers, especially those in the automotive industry, are increasing their use of lighter weight and alternative materials, such as aluminum, composites and plastics in their products. For example, automobile manufacturers are using more aluminum than in the past, particularly in premium vehicles and specific parts such as doors and hoods. Steel may lose market share to substitute materials, despite our efforts to make steel products that are attractive to our customers, due to factors such as increased government regulatory initiatives favoring the use of alternative materials or the development of additional new substitutes for steel. Furthermore, advancements in the automobile industry, including advancements in technology such as self-driving technology and the electrification of automobiles, may reduce the demand for steel products. For example, self-driving technology may render traffic accidents less rare, decreasing the need to use steel, due to its strength, in automobile frame and body components and the electrification of automobiles may reduce the need for engine components that are made out of steel, a common feature of gasoline-powered automobiles. For these or other reasons, competition from alternative materials or advancements in the automobile industry could significantly reduce the market prices of, and demand for, steel products and have a material adverse effect on our business, financial condition and results of operations.

We are highly dependent on our steelmaking and steel fabrication business.

We are highly dependent on our Steelmaking and Steel Fabrication segment, which accounts for a significant majority of our total revenue and gross profit. While we intend to increase sales of our non-steel businesses, we may fail to do so. In addition, our strategy to expand our overseas steel production capabilities to capture the projected long-term growth in global steel demand, particularly in emerging markets, may increase our reliance on our Steelmaking and Steel Fabrication segment. So long as we remain dependent on our Steelmaking and Steel Fabrication segment, the realization of risks affecting the steel industry—such as regional and global macroeconomic conditions, excess capacity, oversupply, destocking cycles, the competitive environment, unfair trade practices, protracted low steel prices, significant increases in market prices of raw materials and competition from other materials—could have an especially material adverse effect on our business, financial condition and results of operations.

We may fail to reduce costs, improve profit margins and increase our global market share as planned.

Difficult operating conditions in recent years, due in particular to macroeconomic conditions and the balance of supply and demand, have reduced our profitability. Accordingly, in recent fiscal years we have focused energy on initiatives to reduce our costs and increase our operating efficiency. These initiatives include the introduction of advanced facilities, energy-saving measures, resource recycling and the streamlining of our production framework. We plan to continue to reduce costs by ¥50 billion or more per fiscal year, improve the branding of our products and roll out businesses that take advantage of such branding and provide new products, services and solutions to our supply and value chains that offer greater value and functionality. However, our efforts are subject to operational challenges and limitations, and we may fail to reduce costs, improve profit margins or increase our global market share as planned. If we are unable to achieve these targets as anticipated, it could have a material adverse effect on our financial condition and results of operations.

Our capital expenditures may require additional financing and adversely affect our financial condition and results of operations.

The steelmaking business is capital intensive and requires substantial ongoing maintenance capital expenditures. In addition, we have significant ongoing and planned capital expenditures, including the refurbishment of blast furnaces, coke ovens and other facilities and introduction of advanced equipment. Over the three fiscal years ending March 31, 2021, we plan to make ¥1,700 billion in capital expenditures. We expect to fund these capital expenditures primarily through internal resources. However, depending on the amount of internally generated cash flows and other uses of cash, we may have to choose between incurring additional indebtedness in order to complete such capital expenditures as planned or foregoing investments in projects targeted for profitable growth.

We have grown through acquisitions and may continue to do so. We may fail to manage external growth or face difficulties completing planned acquisitions or integrating acquired companies.

We were formed and have subsequently grown through mergers and acquisitions. For example, we were formed upon the merger of Nippon Steel Corporation and Sumitomo Metal Industries, Ltd. (“SMI”) in 2012. In March 2017, we acquired 43% of the outstanding shares of common stock of Nisshin Steel Co., Ltd. (“Nisshin Steel”) by way of a cash tender offer and, as a result, Nisshin Steel became our subsidiary, as we already held 8% of the outstanding shares of common stock of Nisshin Steel at the time. Moreover, we conducted a share exchange (the “Share Exchange”) effective January 1, 2019, wherein we made Nisshin Steel our wholly-owned subsidiary. We made Ovako AB (“Ovako”) our wholly-owned subsidiary on June 1, 2018, by acquiring 100% of the shares of Ovako. More recently, in March 2019, we made Sanyo Special Steel Co., Ltd. (“Sanyo”) our subsidiary, by means of a capital increase through a third-party allotment of shares conducted by Sanyo and subscribed to by us. Additionally, we transferred our entire holdings of Ovako shares to Sanyo on the same date, thereby making Ovako a wholly-owned subsidiary of Sanyo. In connection with further mergers and acquisitions, we may incur additional indebtedness, experience increased operating costs or be forced to allocate more of our management resources away from our day-to-day operations. Successfully managing mergers and acquisitions will require us to successfully continue to develop our financial and management information control systems, integrate acquired assets with our existing operations, handle any labor disruptions that may arise, attract, retain, train and supervise qualified management and personnel, including at more remote sites where there may be a shortage of such personnel and manage the risks and liabilities associated with businesses that we acquire. Our failure to successfully manage mergers and acquisitions could have a material adverse effect on our business, financial condition, results of operations or prospects. Furthermore, our failure to achieve the intended benefits of any such merger or acquisition, due to the businesses that we acquire significantly under-performing relative to our expectations, could lead to the impairment of any assets that we hold or goodwill that we record in connection with such acquisition.

Turning Nisshin Steel into a wholly owned subsidiary may not produce the benefits we anticipate.

Nisshin Steel Co., Ltd. was made a wholly-owned subsidiary in January 2019 through the Share Exchange and the Group’s stainless steel business was restructured in April 2019 by reorganizing and integrating the stainless steel sheet business and the welded stainless steel pipe business of the Group, with the aim of further enhancing the competitiveness of these businesses. Although the reorganization and integration are completed, there can be no assurance that we will be able to maximize synergies as planned by making organizational and operational systems more efficient and creating value for our customers through the provision of products and processing technology, or we may incur greater costs or be required to divert greater human, management, financial or other resources to do so than expected. If the synergies that we expect to result from turning Nisshin Steel into a wholly owned subsidiary and the stainless steel business restructure fail to materialize, the Share Exchange may not produce the benefits we anticipate.

Accidents or malfunctioning equipment at our facilities may disrupt our production and negatively impact our business.

Our production processes depend on certain critical equipment such as blast furnaces, coke ovens, steel converters, continuous casters, rolling mills and energy facilities. This equipment may be negatively affected in the case of electrical or mechanical accidents, malfunction or damage, including due to industrial accidents. A significant interruption in our production process due to the malfunction or damage of critical equipment could cause us to incur significant expenses in connection with the repair or reconstruction of the affected equipment or lead to lost profits, any of which could have a material adverse effect on our business, financial condition and results of operations.

Our plans to invest in production bases in growing markets overseas are subject to financing, execution and completion risks.

As part of our growth strategy, we plan to continue to invest in production bases in growing markets overseas. Such projects could entail substantial capital expenditures, and their timely completion and successful operation may be affected by factors including our ability to obtain financing on reasonable terms, obtain or renew required regulatory approvals and licenses or secure and maintain adequate property rights to land and mineral resources, local opposition to land acquisition or project development, our ability to manage relationships with or obtain consents from other shareholders, the revision of economic viability projections, the demand for our products, local environmental or health-related conditions and general economic conditions. These or other factors may cause us to delay, modify or forego some or all aspects of our development projects. There can be no assurance that we will be able to successfully execute any such projects, that such projects will be completed on schedule or within budget or that we will achieve an adequate return on our investment. Conversely, should we decide to postpone or cancel investments in production bases in growing markets overseas, we could incur various negative consequences, such as litigation or impairment charges.

Product liability and other customer claims could have a material adverse financial impact on us and product quality issues involving our products, or the products of other steel manufacturers, particularly in Japan, could have a material adverse financial impact on our financial condition and reputation.

We sell products to major manufacturers engaged in the manufacture and sales of a wide range of end products and to other customers. Our customers may be dissatisfied with products we sell for various reasons including that our products had defects, including false data, or otherwise did not meet the customers’ expectations. Claims from such dissatisfied customers may adversely affect our business operations and financial results. Furthermore, there could be significant consequential damages resulting from defects in our products that are sold to, and used in, certain safety-critical applications, such as, for example, pipes used in gas or oil pipelines and in automotive applications.

In addition, product quality issues with any of our products, or the products of other steel manufacturers, particularly other steel manufactures in Japan, could result in additional costs and reputational harm. For example, in October 2017, a large Japanese steel and materials manufacturer admitted that it had falsified data about copper, aluminum and steel it supplied to makers of planes, cars and other end products. If our customers suspect, for example, that other steel companies in Japan, including us, have undertaken similar practices, we may incur increased expenses to assure quality of our products to our customers or experience a decrease in demand for our steel products, each of which could materially harm our financial condition and future operating results.

We face risks associated with our investments in joint ventures and associates.

We sometimes hold a majority interest in the projects among our joint venture partners, but in most cases we do not take a controlling interest in such projects. Therefore, we may not be able to require that our joint ventures sell assets or return invested capital, make additional capital contributions or take any other action without the agreement of our joint consortium partners. For example, it took us more than three years to resolve a dispute with our joint venture partner and agree upon new governance rules with respect to a Brazil-based equity-method associate. When there are disagreements between us and our joint venture partners, regarding the business and operations of the joint projects, we cannot assure you that we will be able to resolve them in a manner that will be in our best interests. Certain major decisions, such as selling a stake in the joint project, may require the consent of all other partners, while others may require an affirmative vote of joint venture partners holding a majority interest in the project. These limitations may adversely affect our ability to obtain the economic and other benefits we seek from participating in these projects.

In addition, joint ventures and associates may be controlled and managed by joint venture or controlling partners that may not fully comply with our standards, controls and procedures, including our health, safety, environment and community standards, which could lead to higher costs, reduced production or environmental, health and safety incidents or accidents, which could adversely affect our results and reputation.

Furthermore, certain of these joint ventures and associates are currently experiencing, or may in the future experience, difficult operating conditions, which may lead to them to incur losses. Difficult operating conditions in joint ventures and associates may expose us to loss of our investment, requirements for additional investments or calls on guarantees. Our failure to achieve the intended benefits of any such joint venture, due to the joint venture significantly under-performing relative to our expectations, could lead to the impairment of any assets that we hold or goodwill that we record in connection with such joint venture.

Our export products have been and may become subject to tariffs, anti-dumping or countervailing duty proceedings.

Countries to which we make export sales may take restrictive measures, such as trade tariffs, or anti-dumping duties and other non-tariff barriers, to protect their home markets. For example, in August 2016, the U.S. Department of Commerce imposed anti-dumping duties on us, in relation to hot-rolled coil steel, which had an adverse effect on our business. Also, on March 2, 2018, the president of the United States announced plans to impose a 25% tariff on all steel and steel products imported into the United States. This tariff would not only significantly undermine the competitiveness of our steel exports to the United States, but could also negatively impact our exports to other countries that impose or increase tariffs, or take other protectionist measures, in response to U.S. tariffs. It is not clear to what extent our exports will be subject to or exempt from this tariff as put in place. If most of our exports are not exempted, but some jurisdictions in which our competitors are located are, it could have a negative effect on our competitive position. Any increases in or new imposition of tariffs, anti-dumping duties, countervailing duties or quotas on our sales in major overseas markets could result in a material reduction in our export levels, which could have a material adverse effect on our business, operating results and financial condition.

Changes in our assumptions underlying the carrying value of certain of our assets, including as a result of adverse market conditions, could result in the impairment of assets, including goodwill.

At each reporting date, we review the carrying amounts of our tangible assets and intangible assets (goodwill is reviewed annually or whenever changes in circumstances indicate that the carrying amount may not be recoverable) to determine whether there is any indication that the carrying amount of such assets may not be recoverable through continuing use. If any such indication exists, the recoverable amount of the asset is reviewed in order to determine the amount of the impairment, if any.

If certain of our management’s estimates change during a given period, such as the discount rate, capital expenditures, expected changes to average selling prices, growth rates, shipments and direct costs, our estimate of the recoverable amount of an asset or goodwill could fall significantly and result in the recording of an impairment charge, which could have a material adverse effect on our results of operations. For example, for the fiscal year ended March 31, 2019, we recognized impairment loss on non-financial assets of ¥16,882 million. Impairment losses in the Steelmaking and Steel Fabrication segment were recognized mainly due to strategic realignments of its businesses in order to address unfavorable of business environment. This includes the impairment losses of ¥5,990 million related to goodwill of a subsidiary that is in a business of manufacturing and distributing railway wheels and axles in the U.S. This impairment loss was recognized due to the decision to reorganize the operation of certain business in the U.S. in the Steelmaking and Steel Fabrication segment. Impairment losses of ¥5,919 million related to an investment accounted for using the equity method of a subsidiary that operates mining business in Australia were recognized as a result of a re-review of its investment plan. Impairment losses related to goodwill were recognized in the Engineering and Construction segment mainly due to an unfavorable business environment. These impairment losses were incurred by a subsidiary that operates an environmental plant business in Europe. No assurance can be given that we will not record significant impairment losses in future periods, particularly if market conditions deteriorate.

We may incur losses on our equity securities portfolio if domestic or foreign stock markets decline.

A decline in stock prices in Japan or in other markets where we invest in equity instruments could reduce the value of the equity instruments that we hold. As of March 31, 2019 we held ¥718,470 million in equity instruments, consisting mainly of publicly listed common stock of Japanese companies, for the purpose of sustainably developing strategic alliances as well as maintaining and strengthening our business and operational relationships with such companies. The market values of equity instruments are inherently volatile. For example, weakening or stagnant conditions in other countries or concerns over the impact of geopolitical tensions and conflicts in various parts of the world could not only affect stock prices abroad, but may also adversely affect stock prices in Japan. A significant decline in the market prices of equity instruments held by us would give rise to unrealized losses that would negatively affect our net assets, which would adversely affect our financial condition. In addition, equity instruments constitute a significant portion of our funded retirement benefit plan assets. If stock prices in Japan or in other markets decline significantly, our funded retirement benefit plans may require additional funding, which could have a material adverse effect on our business and financial condition.

We may suffer large losses in the event of a natural disaster such as an earthquake.

Our manufacturing operations and steel works in Japan and overseas are subject to the risk of earthquakes and other natural disasters, including typhoons, tsunamis, tidal waves, floods and volcanic eruptions. For example, for the year ended March 31, 2019, we incurred ¥22.3 billion in losses from weather-related natural disasters, including heavy rainfall in western Japan on July 6, Typhoon Jebi on September 4 and Typhoon Trami on September 30, that resulted from restoration repairs, the disposal of machinery and other related costs. We also suffered a significant impact from the 2011 Great East Japan Earthquake and the following tsunami. Not only were our Kashima steel works and Kamaishi steel works directly damaged by the earthquake and tsunami, but the increase in raw material costs and drop in demand for steel products following the disaster, driven in part by disruption to the operations of steel consumers in Japan, had a significant impact on our business operations and financial results, causing our predecessor entities to incur over ¥100 billion in losses in the aggregate. In the event of another major natural disaster affecting our manufacturing facilities, we may experience catastrophic loss, operations at such production sites may be halted, shipments of products may be suspended or delayed, a significant reduction or loss of revenues may be experienced, or other problems may adversely affect our operations.

We may not be able to adequately protect our intellectual property rights in foreign countries and we may become involved in intellectual property disputes.

Patents and other forms of intellectual property rights are competitive factors in the markets in which we operate, which are characterized by constantly evolving technology. We rely on the technologies and know-how we have developed for our business, and seek to protect such technologies and know-how through a combination of patents, and other forms of intellectual property rights, as well as through the use of contractual confidentiality procedures, contract clauses and agreements. There can be no assurance, however, that we will always be successful in adequately protecting our technologies and know-how, including by securing patents or other intellectual property rights. While we have registered intellectual property (mainly patents and trademarks) in approximately 70 countries, because of the differences in foreign patent, trademark and other intellectual property or proprietary rights laws, we may not receive the same protection in foreign countries as we would in Japan.

It is also important for us to operate without infringing upon the patents or other intellectual property rights of others. There can be no assurance that third parties will not assert infringement claims against us or that such claims will not be successful. Such infringement claims could result in the payment of monetary damages, the suspension of our operations involving the subject technologies, the necessity to develop or acquire non-infringing technologies, a significant investment of time and effort on the part of our management, increased legal expenses, damage to our reputation and other costs which could negatively impact our results of operations.

We rely on trade secrets and other unpatented proprietary know-how to maintain our competitive position, and unauthorized disclosure of our trade secrets or other unpatented proprietary know-how could negatively affect our business.

We rely on trade secrets and unpatented proprietary know-how and information. In an effort to protect this information and prevent leakages, we have implemented internal policies and procedures that require our employees to adequately manage information, including trade secrets, obtained during the course of business and that also prohibit our employees from leaking confidential information. Under these policies and procedures, we may take disciplinary action, including dischargement, in the event of violations. Furthermore, when we outsource business to or engage in joint research and development with other companies, we require that such companies agree to maintain the confidentiality of the trade secrets and know-how that we share during the course of such engagement by refraining from disclosing such information to third parties, taking appropriate measures to prevent leakages of such information and prohibiting the use of such information outside of the agreed-upon purpose. We cannot assure the enforceability of these types of policies and procedures, or that they will not be breached. We also cannot be certain that we will have adequate remedies for any breach. The disclosure of our trade secrets or other know-how as a result of such a breach could adversely affect our business.

Fluctuations in the prevailing market interest rate for borrowings and debts, in the financial market as well as in the financing environment could harm our business, results of operations and financial condition.

As of the fiscal year ended March 31, 2019, the balance of our total consolidated interest-bearing debt was ¥2,369,231 million, and any fluctuations in the prevailing market interest rate and in other financial markets could adversely affect our results of operations. In addition, we finance a part of our operations through borrowings from banks and other financial institutions as well as the issuance of debt. If the financial market becomes unstable and deteriorates or credit rating agencies decide to downgrade our credit ratings, our methods of obtaining financing could be limited, resulting in an increase in financing costs, which may adversely affect our business, results of operations and financial condition.

We may face difficulties hiring and retaining qualified employees.

In order to maintain the sustainable growth of our business, we depend on the leadership of our key management personnel as well as our ability to attract, employ and retain skilled professionals, including management professionals, and highly qualified employees with relevant experience. Furthermore, we must be able to successfully recruit, train and develop new hires. If we are unable to successfully execute our human resource strategies and experience unforeseen increases in employee departures or are unable to successfully groom replacement candidates for our management personnel in a timely manner, we may lose valuable know-how or other organizational resources, which could harm our ability to compete effectively. Additionally, unforeseen costs in connection with increased competition for talented personnel, increased employee regulation, or issues related to workplace health and safety arising from improper labor management may negatively affect our financial condition and results of operations.

Our internal controls may not be effective in preventing misstatements of our financial condition and results of operations.

In accordance with the FIEA, as a public company in Japan, we are required to evaluate the effectiveness of our internal controls over financial reporting as of the end of our fiscal year and have our evaluation audited by our independent auditors. Although we found our internal controls over financial reporting to be effective as of March 31, 2019, if our internal controls over financial reporting are found to have material weaknesses as a result of our evaluation or the audits conducted by our independent auditors in the future, our ability to produce reliable financial reports on a timely basis could be adversely affected, resulting in a loss of confidence in our financial reporting by investors, which could materially and adversely affect the price of our shares. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met and thus are subject to inherent limitations.

We are subject to economic policy, political, social and legal risks and uncertainties in the emerging markets in which we operate or propose to operate.

We operate in emerging markets, such as the ASEAN countries and India, and intend to expand our operations in such markets. In recent years, many of these countries have implemented measures aimed at improving the business environment and providing a stable platform for economic development. Our business strategy has been developed partly on the assumption that this modernization, restructuring and upgrading of the business climate and physical infrastructure will continue, but this cannot be guaranteed. Any slowdown in the development of such economies could have a material adverse effect on our business, financial condition, results of operations or prospects, as could insufficient investment by government agencies or the private sector in physical infrastructure. For example, the failure of an emerging market to develop reliable electricity and natural gas supplies and networks, and any resulting shortages or rationing, could lead to disruptions in our production.

Certain emerging markets where we have operations have experienced or are experiencing particularly difficult operating conditions. Brazil, for example, is currently emerging from a severe recession, but its recovery has been marred by political uncertainty. Recession continues to loom in South Africa, where the steel and mining industries are subject to a challenging operating environment characterized by lower local demand, increased cheap imports and higher costs.

In addition, the legal systems in some of the countries in which we operate remain less than fully developed, particularly with respect to the independence of the judiciary, property rights, the protection of foreign investment and bankruptcy proceedings, which generally results in a lower level of legal certainty or security for foreign investment than in more developed countries. Furthermore, we may encounter difficulties in enforcing court judgments or arbitral awards in some countries in which we operate because, among other reasons, those countries may not be parties to treaties that recognize the mutual enforcement of court judgments. Assets in certain countries where we operate could also be at risk of expropriation or nationalization, and any compensation paid for such assets may be below fair value.

Our insurance policies provide limited coverage, potentially leaving us uninsured against some business risks.

The occurrence of an event that is uninsurable or not fully insured could have a material adverse effect on our business, financial condition, results of operations or prospects. We maintain fire insurance on property and equipment in amounts that we believe are commercially reasonable in consideration of possible risks, but we are not fully insured against all such risks. Our insurance policies cover physical loss or damage to our property and equipment on a reinstatement basis as arising from a number of specified risks and certain consequential losses, including business interruption arising from the occurrence of an insured event under the policies. However, we do not have significant insurance coverage with respect to product liability or certain other kinds of risks. Notwithstanding the insurance coverage that we do have, the occurrence of an event that causes losses in excess of limits specified under the relevant policy, or losses arising from events not covered by insurance policies, could materially harm our financial condition and results of operations.

Our income tax liability may substantially increase if the tax laws and regulations in countries in which we operate change or become subject to adverse interpretations or inconsistent enforcement.

Taxes payable by companies in many of the countries in which we operate are substantial and include value-added taxes, excise duties, profit taxes, payroll-related taxes, property taxes and other taxes. Tax laws and regulations in some of these countries may be subject to frequent change, varying interpretation and inconsistent enforcement. Ineffective tax collection systems and national or local government budget requirements may increase the likelihood of the imposition of arbitrary or onerous taxes and penalties, which could have a material adverse effect on our financial condition and results of operations. In addition to the usual tax burden imposed on taxpayers generally, these conditions create uncertainty as to the tax implications of various business decisions. This uncertainty could expose us to significant fines and penalties and to enforcement measures despite our best efforts at compliance, and could result in a greater than expected tax burden. Also, if tax rates increase in any of the jurisdictions in which we operate, or treaties between those jurisdictions are modified in an adverse manner, our cash flows, liquidity and ability to pay dividends could be negatively affected.

Our reputation and business could be materially harmed as a result of system failure, data breaches, data theft, unauthorized access or successful hacking. Furthermore, our business could be adversely affected as a result of the rising costs of maintaining sufficient cybersecurity in light of continuous technological advances.

Our operations depend on the secure and reliable performance of our information technology systems. An increasing number of companies have recently experienced intrusion attempts or breaches of their information technology security, some of which have involved sophisticated and highly targeted attacks on their computer networks. Because the techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement in a timely manner effective and efficient countermeasures.

While we have adopted procedures and controls to protect our information and operating technology, including sensitive proprietary information and confidential and personal data, there can be no assurance that a system or network failure, or security breach, will be prevented. If unauthorized parties attempt or manage to bring down our website or gain access into our information technology systems, they may be able to misappropriate confidential information, cause interruptions in our operations, damage our computers or process control systems or otherwise damage our reputation and business. Any compromise of the security of the our information technology systems could result in interruptions to our systems, a loss of confidence in our security measures, reputational damage and subject us to litigation, civil or criminal penalties and adverse publicity that could adversely affect our reputation, financial condition and results of operations. Furthermore, we expect that the costs of maintaining adequate cybersecurity to combat the leakage of information in this environment will continue to rise, and such costs could also adversely affect our financial condition and operations.

We are subject to regulatory and compliance risks, which may expose us to governmental investigations or penalties, including in connection with antitrust laws and regulations, and private lawsuits.

We operate globally. Our business straddles multiple jurisdictions and complex regulatory frameworks at time of increased enforcement activity and enforcement initiatives worldwide. Such regulatory frameworks, including economic sanctions, are constantly evolving, and we may, as a result, become subject to increasing limitations on our business activities or the risk of penalties or other sanctions for non-compliance. In addition, our governance and compliance processes, which include the review of internal controls over financial reporting, may not prevent us from violating law or accounting or governance standards. Furthermore, we face various private lawsuits and other claims in connection with our business activities around the world.

We are one of the largest steel producers in the world. As a result, we may be subject to exacting scrutiny from regulatory authorities and private parties, particularly regarding our trade practices and dealings with customers and counterparties. As a result of our position in steel markets and our historically acquisitive growth strategy, we could be subject to governmental investigations and lawsuits based on antitrust laws.

Such governmental investigations or penalties or private lawsuits could require us to incur significant expenditures or result in liabilities or governmental orders that could have a material adverse effect on our business or reputation, which may negatively affect our operating results, financial condition and prospects.

We are subject to strict environmental, health and safety laws and regulations that could give rise to a significant increase in costs and liabilities.

We are subject to a broad range of environmental laws and regulations in each of the jurisdictions in which we operate. These laws and regulations impose increasingly stringent environmental protection standards regarding, among others, wastewater storage, treatment and discharges, the use and handling of hazardous or toxic materials, waste disposal practices and the remediation of environmental contamination. The costs of complying with, and the imposition of liabilities pursuant to, current and future environmental laws and regulations could potentially be significant, and compliance with new and more stringent obligations in the future may require us to make additional capital expenditures or modify our operating practices. Failure to comply can result in civil and or criminal penalties being imposed, the suspension of permits, requirements to curtail or suspend operations and lawsuits by third parties. Despite our efforts to comply with environmental laws and regulations, environmental incidents or accidents may occur that negatively affect our reputation or the operations of key facilities.

Integrated steel processing involves carbon and creates CO2, which distinguishes integrated steel producers from mini-mills and many other industries, where CO2 generation is primarily linked to energy use. The European Union has established greenhouse gas regulations and is revising its emission trading system for the period after 2020 in a manner that may require steel producers, including us, to incur additional costs to acquire emissions allowances. In 2015, Japan set a target for reducing greenhouse gas emissions by 26% by 2030 and the United States has required reporting of greenhouse gas emissions from certain large sources since 2011, with emissions trading regimes and other initiatives being pursued at the state and regional level. See Item 4.B “Business Overview—Regulation.”

We are also subject to a broad range of health and safety laws and regulations in each of the jurisdictions in which we operate. These laws and regulations, as interpreted by relevant agencies and the courts, have in recent years imposed increasingly stringent health and safety protection standards. The costs of complying with, and the imposition of liabilities pursuant to, health and safety laws and regulations could be significant, and failure to comply could result in the assessment of civil and criminal penalties, the suspension of permits or operations and lawsuits by third parties. In addition, under certain circumstances authorities could require our facilities to curtail or suspend operations based on health and safety concerns.

New or more stringent environmental, safety and health standards could require us to make increased capital expenditures or make modifications in operating practices or projects. As a result, the amount and timing of future environmental and related expenditures may vary substantially from those currently anticipated. These additional costs may also have a negative impact on the profitability of the projects we intend to implement or may make such projects economically unfeasible. We could also be exposed to civil liabilities, administrative penalties, criminal sanctions and closure orders for non-compliance with these regulations, as well as encounter delays in obtaining environmental or other operating licenses. Waste disposal and emission practices may result in the need for us to clean up or retrofit our facilities at substantial costs or substantial liabilities. Environmental regulatory restrictions imposed by foreign markets to which we export our products may also materially and adversely affect our export sales.

Risks Relating to Owning Our Common Stock and American Depositary Shares (“ADSs”)

Further issuances of shares by us may have an adverse effect on the market value of our shares and may dilute existing shareholders.

We may issue additional shares within the unissued portion of our authorized share capital and sell shares held as treasury stock, generally without shareholder approval. Issuances of shares in the future may be at prices below prevailing market prices and may be dilutive. If additional shares are issued by us or if it is perceived that additional shares will be issued in the public market, the trading price of our shares could be materially and adversely affected. If we were to issue additional shares in the future, holders of shares of our common stock, including purchasers of our shares in the global offering, may experience dilution.

Our shareholders of record on a record date may not receive the dividends they anticipate.

Consistent with market practice in Japan, we regularly announce forecasts of year-end and interim dividends. However, any such forecasts will not be legally binding. The actual payment of any interim or yearend dividends will require a resolution of our Board of Directors or a resolution of the shareholders’ meeting. See Item 10.B “Memorandum and Articles of Incorporation—Distribution of Surplus” below. These actual payments may differ from any previously announced forecasts or payout ratio targets, and since resolutions to pay dividends are usually not adopted until after the relevant record date, currently specified as March 31 and September 30 by our Articles of Incorporation, our shareholders of record on a record date may not receive the dividends they anticipate.

Under the Companies Act of Japan (the “Companies Act”), we will not be able to declare or pay dividends unless we meet specified financial criteria on an unconsolidated basis. Generally, we will be able to pay dividends only if we have certain surplus as calculated based on the aggregate of other capital surplus and other retained earnings on our unconsolidated balance sheet as of the end of the preceding fiscal year as determined in accordance with Japanese GAAP. For details of restrictions on the payment of dividends, see Item 10.B “Memorandum and Articles of Incorporation —Distribution of Surplus—Restriction on Distributions of Surplus.” below.

Investors holding less than a unit of shares will have limited rights as shareholders.

Pursuant to the Companies Act and other related legislation, our Articles of Incorporation provide that 100 shares of common stock constitute one unit. The Companies Act imposes significant restrictions and limitations on holdings of shares that do not constitute whole units. In general, holders of shares constituting less than one unit do not have the right to vote or to examine our accounting books and records. The transferability of shares of our common stock constituting less than one unit is significantly limited. For a more complete description of the unit share system and its effect on the rights of holders of our common stock, see Item 10.B “Memorandum and Articles of Incorporation—Unit Share System” below.

Because of daily price range limitations under Japanese stock exchange rules, investors may not be able to sell their shares of our common stock at a particular price on any particular trading day, or at all.

Stock prices on Japanese stock exchanges are determined on a real-time basis by the equilibrium between bids and offers. These exchanges are order-driven markets without specialists or market makers to guide price formation. To prevent excessive volatility, these exchanges set daily upward and downward price fluctuation limits for each stock, based on the previous day’s closing price. Although transactions may continue at the upward or downward limit price if the limit price is reached on a particular trading day, no transactions may take place outside these limits. Consequently, an investor wishing to sell at a price above or below the relevant daily limit may not be able to sell his or her shares at such price on a particular trading day, or at all.

Rights of shareholders under Japanese law may be more limited than under the laws of other jurisdictions.

Our Articles of Incorporation, the regulations of our Board of Directors and the Companies Act govern our corporate affairs. Legal principles relating to such matters as the validity of corporate procedures, directors’ fiduciary duties and liabilities, and shareholders’ rights may be different from those that would apply to a non-Japanese company. Shareholders’ rights under Japanese law may not be as extensive as shareholders’ rights under the laws of other countries or jurisdictions within the United States. You may have more difficulty in asserting your rights as a shareholder than you would as a shareholder of a corporation organized in another jurisdiction. For example, under the Companies Act, only holders of 3% or more of our total voting rights or outstanding shares are entitled to examine our accounting books and records. Furthermore, there is a degree of uncertainty as to what duties the directors of a Japanese joint stock corporation may have in response to an unsolicited takeover bid and such uncertainty may be more pronounced than in other jurisdictions.

It may not be possible for investors to effect service of process within the United States upon us or our directors, executive officers or audit & supervisory board members, or to enforce against us or those persons judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States.

We are a joint stock corporation incorporated under the laws of Japan. All of our directors, executive officers and audit & supervisory board members reside outside the United States. Many of our assets and the assets of these persons are located in Japan and elsewhere outside the United States. It may not be possible, therefore, for U.S. investors to effect service of process within the United States upon us or these persons or to enforce against us or these persons judgments obtained in the U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States. We believe that there is doubt as to the enforceability in Japan, in original actions or in actions to enforce judgments of U.S. courts, of liabilities predicated solely upon the federal securities laws of the United States.

We plan to terminate our registration under the Exchange Act and cease to be an SEC reporting company as soon as practicable in accordance with applicable rules and regulations.

We plan to terminate our registration under the Exchange Act as soon as practicable in accordance with the rules that permit the deregistration of eligible foreign private issuers. Upon the termination of our registration, we will no longer be subject to the reporting provisions of the Exchange Act. As a result, U.S. shareholders will have access to less information about us and our business, operations and financial performance. Upon the termination of our registration under the Exchange Act, we will cease, among other things, to be subject to the liability provisions of the Exchange Act and the provisions of the Sarbanes-Oxley Act of 2002.

ADS holders must act through the depositary to exercise these rights and have fewer rights than shareholders.

The rights of shareholders under Japanese law to take actions, including exercising their voting rights, receiving dividends and distributions, bringing derivative actions, examining our accounting books and records, and exercising appraisal rights, are available only to shareholders of record. Because the depositary, through its nominee, is the record holder of the shares underlying the ADSs, only the depositary can exercise those rights in connection with deposited shares. If shareholders choose to deposit shares allocated to them in the Share Exchange for ADS, the depositary will make efforts to exercise their voting rights underlying ADSs in accordance with the instructions of ADS holders, and will pay dividends and distributions collected from us.

However, ADS holders will not be able to bring a derivative action, examine our accounting books and records, or exercise appraisal rights through the depositary.

There are restrictions on the withdrawal of shares from our depositary receipt facility.

Our Articles of Incorporation provide that 100 shares constitute one unit. Under our ADS program, each ADS represents the right to receive one share. As a result of the unit share system, American Depositary Receipt (“ADR”) holders will only be permitted to surrender ADRs and withdraw underlying shares constituting whole units. If a holder surrenders an ADR representing shares that do not constitute an integral number of whole units, the depositary will deliver to that holder only those shares which constitute a whole unit. The depositary will then issue to the holder a new ADR representing the remaining shares. Holders of an ADR that represents less than a whole unit of underlying shares will be unable to withdraw the underlying shares. As a result, while holders of common stock whose shares constitute less than one whole unit may require us to purchase such shares under our Articles of Incorporation, those ADR holders will be unable to require us to purchase their underlying shares to the extent those shares constitute less than one whole unit.

Fluctuations in the exchange rate between the Japanese yen and the U.S. dollar could affect the market price of ADSs, as well as the dividends received by ADS holder.

Fluctuations in the exchange rate between the Japanese yen and U.S. dollar will also affect the U.S. dollar equivalent of the Japanese yen price of the shares of our common stock on the TSE and, as a result, will likely affect the market price of the ADSs. These fluctuations will also affect the U.S. dollar conversion by the depositary for the ADRs of cash dividends, if any, paid in Japanese yen on shares of common stock represented by the ADSs.

Item 4. Information on the Company

A.	History and Development of the Company

Our legal name is Nippon Steel Corporation and our commercial name is NSC. We were formed on October 1, 2012, upon the merger of NSC and SMI. We are a joint stock company incorporated under the laws of Japan. Our registered office is located at 6-1 Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8071, Japan. The telephone number of our registered office is +81 3-6867-4111. Our registered agent in the United States is Nippon Steel U.S.A., Inc., which is located at 1251 Ave of the Americas, Suite 2320, New York NY 10020-0080.

NSC was established in 1970 upon the merger of Yawata Iron & Steel Co., Ltd. and Fuji Iron & Steel Co., Ltd. Shin-Fuso Metal Industries, Ltd. was established in 1949 and renamed Sumitomo Metal Industries, Ltd. in 1952. In 2011, NSC and SMI agreed to commence consideration of a business integration.

On October 1, 2012, NSC and SMI conducted a share exchange, through which all issued shares of SMI were exchanged for shares of NSC. Immediately after the share exchange, NSC conducted a short-form merger to complete the business combination of the two companies and renamed itself Nippon Steel & Sumitomo Metal Corporation (“NSSMC”).

In March 2017, we increased our stake in Nisshin Steel from 8% to 51% of the outstanding shares of its common stock and, as a result, Nisshin Steel became our subsidiary.

On May 16, 2018, our Board of Directors resolved to conduct the Share Exchange in order to make Nisshin Steel our wholly owned subsidiary and we and Nisshin Steel executed the Share Exchange Agreement. On December 10, 2018, the Share Exchange was approved by the affirmative vote of shareholders of Nisshin Steel at an extraordinary general meeting of shareholders of Nisshin Steel.

We changed our trade name from “NIPPON STEEL & SUMITOMO METAL CORPORATION” to “NIPPON STEEL CORPORATION,” effective as of April 1, 2019, in an effort to promote the development of our business in areas such as the Americas, Europe, China, Southeast Asia and India amidst the advancing trend of globalization of the economy. Additionally, the trade name of Nisshin Steel was also changed from “Nisshin Steel Co., Ltd.” to “NIPPON STEEL NISSHIN CO., LTD.,” effective as of the same date, for purposes of consistency in branding and the fostering of a sense of unity throughout our group.

For a description of our principal capital expenditures during the fiscal years ended March 31, 2017, 2018 and 2019, see Item 5.B “Liquidity and Capital Resources—Capital Requirements—Capital Expenditures,” below.

We file annual reports and other information with the SEC. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. Our corporate website is https://www.nipponsteel.com/en/. The information contained in both websites is not incorporated by reference into this annual report.

B.	Business Overview

Description of Business Operations by Reporting Segment

We have four reportable segments: Steelmaking and Steel Fabrication, Engineering and Construction, Chemicals and Materials and System Solutions.

The following table includes a breakdown by segment of our total revenue from external customers for the fiscal years ended March 31, 2017, 2018 and 2019.

	For the fiscal years ended March 31,
	2019	2018	2017
	(millions of yen)
Steelmaking and Steel Fabrication	¥5,408,633	¥4,983,335	¥4,016,670
Engineering and Construction	321,346	260,908	234,861
Chemicals and Materials	243,014	234,108	203,115
System Solutions	204,952	190,310	178,242

Total	6,177,947	5,668,663	4,632,890

IFRS Adjustments	—	44,302	63,937

Consolidated revenue	6,177,947	5,712,965	4,696,828

Steelmaking and Steel Fabrication Segment

Our financial results are driven primarily by the financial results of our Steelmaking and Steel Fabrication segment, our largest segment, which manufactures and markets steel products. For the fiscal year ended March 31, 2019, the total revenue from external customers of our Steelmaking and Steel Fabrication segment was ¥5,408,633 million, or 87.5% of our consolidated revenue from external customers.

We manufacture and sell a broad line of steel products, including the following:

•

Steel Plate and Sheets. Steel plate and sheets are used in a wide range of industries, including the automobile, construction and civil engineering, shipbuilding, electrical appliances and industrial machinery industries. Our product offerings include heavy and medium plates, hot-rolled sheets and coils, cold-rolled sheets and coils, coated steel sheets, color coated steel sheets, electrolytic tinplate and electrical steel sheets. A majority of the total sales attributable to our Steelmaking and Steel Fabrication segment are generated by sales of steel plate and sheets.

•

Bars, Beams, Shapes and Rods. We manufacture bars, beams, shapes and rods for many different industrial applications, such as automobile components, including engine, transmission and suspension components, high-strength bolts and bridges, such as wire rod for bridge cables. Sales of bars, beams, shapes and rods contribute significantly to the total sales attributable to our Steelmaking and Steel Fabrication segment.

•

Pipes and Tubes. We manufacture pipes and tubes for a variety of industrial applications, including use in connection with oil and gas drilling, offshore structures, piping and pipe lines, electric and power plants, construction and facilities as well as steel tube and pipe for use in automobiles, construction equipment and industrial machinery and ships.

•

Railway, Automotive and Machinery Parts. We manufacture railway-rolling stock components and forged crankshafts for automobiles, and are the only manufacturer of railway steel wheels and axles in Japan. We have two bases that manufacture railway components and four bases that manufacture crankshafts.

•

Stainless Steel and Titanium. We manufacture stainless steel for use in applications including automobiles, construction and building, power plants, electrical appliances, electrical devices, such as circuit boards and motors. We manufacture titanium for use in applications including automobiles, building materials, civil engineering and ocean development, aircraft, sports gear and consumer products.

Approximately two-thirds of the total revenue from external customers of our Steelmaking and Steel Fabrication segment is generated from sales to customers in the manufacturing industry, such as automobile and electrical appliance manufacturers, and the remainder is basically generated from sales to customers engaged in the building materials and civil engineering industries.

Pricing Policy

We determine the sales price of our products based on a number of factors, including the cost of raw materials, supply and demand in Japan and overseas, exchange rates and conditions in the international steel market. The price of our products can fluctuate considerably over time, depending on market conditions and other factors.

Principal Markets for Our Steelmaking and Steel Fabrication Segment

Japan is the most important market for our Steelmaking and Steel Fabrication segment. Sales to customers in Japan represent a majority of the total revenue from external customers of our Steelmaking and Steel Fabrication segment. See “—Principal Markets” below.

Sales Methods

We rely on tied sales and retail sales to distribute our products in the Japanese market. For tied sales, we receive orders directly from end-user customers. Such orders often include detailed instructions as to price, volume and product specifications. We then fill such orders, based on the customer’s order instructions. For retail sales, we sell steel products to retailers and trading firms, without end-user customers being specified. Such retailers and trading firms stockpile steel products, thereby assuming inventory risk for the purchased products, and then sell such products to end-user customers.

Delivery Methods

We transport and deliver steel products to our Japanese customers through a mixture of short sea shipping and truck delivery. For the fiscal year ended March 31, 2019, short sea shipping and truck delivery accounted for approximately 60% and 40% of our Japanese shipping, respectively.

The Steelmaking Process

Our major production facilities, which include Oita Works, Kimitsu Works, Kashima Works and Nagoya Works, generally produce steel by the blast furnace method.

In the blast furnace method, molten pig iron is produced in a blast furnace from iron ore, which is the basic raw material used in steelmaking. Molten pig iron is then refined into molten steel using a basic oxygen furnace, which blows pure oxygen at high pressure to remove impurities.

Molten steel is made into semi-finished products, such as slabs, blooms and billets, in various standardized sizes and shapes through the continuous casting process. Continuous casting improves product quality by imparting a homogenous structure to the steel. Our production facilities which have blast furnaces are equipped with continuous casters. Slabs, blooms and billets are used to produce further-processed products or sold to other steelmakers that produce further-processed steel products.

Engineering and Construction Segment

Through our Engineering and Construction segment, we plan, design and construct a variety of construction projects, including industrial plants, environmental and energy plants, civil engineering projects, large steel structures such as skyscrapers and oil and gas pipelines. Also, through our energy solution business line, we provide electric power companies and energy consumers, mainly in the manufacturing business, with various energy solutions, including retail electricity supply, on-site energy supply, power generation engineering, wind power generation and geothermal steam production equipment. Our Engineering and Construction segment is comprised of the following business lines: plant and machinery, environmental solutions, energy solutions, marine engineering and construction, building construction and steel structures.

Our principal customers in our Engineering and Construction segment are the energy and steel-making industries and the public sector. Our largest market by total revenue from external customers is Japan, and we have expanded our sales activities into Asia, such as Vietnam, Indonesia and Thailand.

Chemicals and Materials Segment

Our former Chemicals segment and New Materials segment were merged to form the Chemicals and Materials segment after Nippon Steel Chemical & Material Co., Ltd. was established in October 2018 following the merger of Nippon Steel & Sumikin Chemical Co., Ltd. and Nippon Steel & Sumikin Materials Co., Ltd.

In our Chemicals and Materials segment, we produce and sell a variety of materials including coal-based chemical products, petrochemicals, electronic materials, materials and components for semiconductors and electronic parts, carbon fiber and composite products, and products that apply technologies for metal processing. The total revenue from external customers of this segment accounted for 4.0% of our consolidated revenue from external customers for the fiscal year ended March 31, 2019.

Our principal customers in the Chemicals and Materials segment are the automobile industry, the semiconductor industry, and the electric furnace steel-making industry. Our largest market by total revenue from external customers is Japan, and we have expanded our sales activities into several countries in East Asia, including China and Korea.

System Solutions Segment

Through our Systems Solution segment, we provide computer system engineering and consulting services, information technology outsourcing services and other client-oriented information technology business solutions to customers in a wide range of industries, including manufacturing and consumer products. Building upon the system technologies that we have accumulated over many years of operation in the steelmaking business, we launched this business in 1986. Since then, the segment has not only provided a source of external sales, but also reinforced the infrastructure of our group by providing information technology solutions to our businesses. We operate our systems solutions business through our consolidated subsidiary, NS Solutions Corporation (“NS Solutions”), a publicly traded company listed on the First Section of the TSE, of which we hold 63.4% of the voting rights.

NS Solutions provides customer-oriented solutions to global business operations of a wide range of clients. NS Solutions has overseas branches in six countries, including the United States, the United Kingdom, China, Singapore, Thailand and Indonesia, helping it better market to overseas businesses.

Principal Markets

The following table includes a breakdown of our total revenue by geographic market for the fiscal years ended March 31, 2017, 2018 and 2019.

	For the fiscal years ended March 31,
	2019	2018	2017
	(millions of yen)
Japan	¥4,053,188	¥3,729,176	¥2,980,400
Overseas	2,124,758	1,983,789	1,716,427
Asia	1,310,890	1,274,380	1,068,459
Other	813,868	709,409	647,967

Total	6,177,947	5,712,965	4,696,828

Note:

(1)	Revenue is calculated based on the location of our customers and classified by region.

Seasonality

Our overall business has, in the aggregate, no significant seasonality in terms of sales or profits. Thus, seasonality does not have a material effect upon our overall operations.

Raw Materials

The principal raw materials that we use in our business are iron ore and coking coal. We import all of the coking coal and all of the iron ore that we use. In the fiscal year ended March 31, 2019, we imported approximately 59 million dry metric tons of iron ore and 25 million wet metric tons of coking coal. We primarily import iron ore from Australia and Brazil and primarily import coking coal from Australia, Canada and the United States. The prices of iron ore and coking coal are linked to the international demand for and supply of such resources, and there have been significant fluctuations in recent years. In the future, major fluctuations could occur in the prices of iron and coking coal due to a number of factors, including the global economic outlook, the global market prices of raw materials and steel products, the supply and demand outlook of raw materials and the production costs of raw materials.

We make investments in exploration and production projects outside of Japan to enhance our ability to meet our requirements for high-quality raw materials. We secured approximately 20% of our iron ore and 20% of our coking coal imports in the fiscal year ended March 31, 2019 from foreign mines in which we have made investments. Our major investments to procure supplies of iron ore and coking coal are primarily located in Australia and Brazil. We plan to continue to selectively seek opportunities to enter into additional strategic relationships that could enhance our ability to meet our requirements for our principal raw materials.

In order to meet our transportation needs for iron ore and coking coal, we have entered into contracts with shipping companies in Japan to retain a fleet of dedicated vessels.

In addition to iron ore and coking coal, we also procure iron scrap, iron alloy and lime, mainly from Japanese sources. The prices for such materials are sometimes volatile.

Marketing Channels

We engage in marketing and sales activities for the sale of our products, and our distribution routes for the sale of iron and steel products consist of the following:

•

Tied sales. A steelmaker receives a customer’s order description, which includes price, volume, specifications and other information. Steel products conforming to the order description are produced for a specific customer. Contracts are executed between the steelmaker and a trading firm as well as between such trading firm and the customer.

•

Retail sales. Retailers and trading firms purchase steel products from a steelmaker without a specified end user. Such retailers and trading firms stockpile the steel products and subsequently sell them based on their own sales efforts, taking into account market and other conditions, but do so at their own risk and responsibility of finding end users to purchase such products.

We also conduct marketing and sales activities abroad at the local level through each of our production subsidiaries, which each target third-party customers in their respective country or region. While we do reach out to new customers, the primary goal of our marketing and sales activities is to maintain and strengthen our relationships with our existing customers. Specifically, our production subsidiaries regularly conduct local market research and customer visits to better understand our customers’ needs. In the case of production subsidiaries that do business with trading firms, we believe that it is important to establish good relationships with such trading firms in order to expand and strengthen our end-user customer base, because trading firms engage in marketing and sales activities of their own toward end-user customers and provide us with information about the market and end-user customers.

Intellectual Property

We rely in part on proprietary manufacturing technologies, proprietary rights in products and processes and on our ability to obtain patents, licenses and other intellectual property rights over such technologies from third parties. While we believe that all of our intellectual property rights are important, we believe that neither the expiration nor termination of any specific intellectual property right would have a significant impact on our operations, as whole.

Competition

Our principal businesses operate in markets that are highly competitive. In addition, the global steel industry is cyclical and historically has been subject to overcapacity. The Japanese steel market is expected to shrink gradually going forward while steel supply in Asia (excluding Japan) is expected to increase, meaning that competition is likely to intensify in the future, with cost competitiveness playing a major role in determining the success of market participants.

With respect to all of our principal businesses, we compete on the basis of price, product performance, product quality and customer service. We strive to develop products that offer unique value and performance to customers, and our brand names, brand strength and the brand loyalty of our customers also impact our competitive position. Our principal competitors in the Steelmaking and Steel Fabrication segment include ArcelorMittal, China Baowu Steel Group Corporation Limited, JFE Steel Corporation, Kobe Steel, Ltd. and POSCO.

Regulation

Our business activities are subject to various governmental regulations in the countries that we operate in. Such regulations include investment approvals, export regulations, tariffs, antitrust, anti-bribery, intellectual property, data protection, product safety, taxation, exchange controls, and environmental and recycling requirements.

Significant environment-related regulations to which our business activities are subject include:

•

Law Prohibiting Air Pollution. Under this law, we must limit our emission of harmful gases in accordance with standards set by the Ministry of Environment of Japan. We are required to indemnify aggrieved parties against damages and losses caused by our emission of harmful gases irrespective of our fault.

•

Law Prohibiting Water Pollution. Under this law, we are required to limit our discharge of wastewater in accordance with standards set forth by the Ministry of Environment of Japan. We are required to indemnify aggrieved parties against damages and losses caused by our discharge of wastewater irrespective of our fault.

•

Law Regarding Cleanup and Disposal of Waste Materials. Under this law, any person or company doing business is required to dispose of industrial wastes by itself or delegate an authorized waste disposer to dispose of the waste in accordance with the relevant government standards.

•

Soil Contamination Countermeasures Act. Under this act, owners of land with sources of potential pollution must survey their soil to determine the presence of hazardous substances such as lead, arsenic and benzene, and take steps to remove any such contamination, as required.

Disclosure of Iranian Activities under Section 13(r) of the Exchange Act

Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 added Section 13(r) to the Exchange Act. Section 13(r) requires an issuer to disclose in its annual or quarterly reports, as applicable, whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran or with designated natural persons or entities involved in terrorism or the proliferation of weapons of mass destruction. Pursuant to Section 13(r), NSC is disclosing the following information.

During the fiscal year ended March 31, 2019, export sales to Iran accounted for ¥1,954 million, or 0.03% of NSC’s total consolidated revenues for the fiscal year ended March 31, 2019. NSC sold steel pipes, tin plate, and steel plate to Iran for civilian use. We cannot exactly calculate the net profits associated with these transactions.

NSC conducted the above transactions in accordance with applicable law, and NSC believes that the above transaction does not subject to U.S. sanctions. Upon the reinstatement of sanctions by the United States in November 2018, NSC ceased these operations, and NSC does not currently intend to resume these transactions so long as sanctions imposed on Iran by the United States are in place.

C.	Organizational Structure

As of March 31, 2019, we had 420 consolidated subsidiaries and 119 affiliates (consisting of associates and joint ventures accounted for by the equity method as well as joint operations). The following table includes certain basic information regarding each of our principal subsidiaries and affiliates, including their principal business activities and percentage of voting rights held by us.

Name	Country of Incorporation	Voting Rights Held	Business Description
		(%)
Steelmaking and Steel Fabrication(1):
Consolidated subsidiaries:
Sanyo Special Steel Co., Ltd.	Japan	51.5	Manufactures and markets special steel products
Nisshin Steel Co., Ltd.	Japan	100.0	Manufactures and markets ordinary steel, stainless steel and special steel
Nippon Steel & Sumikin Coated Sheet Corporation	Japan	100.0	Manufactures and markets galvanized sheets, pre-painted galvanized sheets, coated sheets and construction materials
Osaka Steel Co., Ltd.	Japan	66.3	Manufactures and markets shapes, bars and billets
Nippon Steel & Sumikin Metal Products Co., Ltd.	Japan	100.0	Manufactures and markets structural materials for buildings and civil engineering work, pre-painted galvanized sheets, steelmaking fluxes and CC powders
Nippon Steel & Sumikin Pipe Co., Ltd.	Japan	100.0	Manufactures and markets steel pipes and tubes
Krosaki Harima Corporation	Japan	47.0	Manufactures and markets refractories; undertakes furnace constructions
Nippon Steel & Sumikin Texeng Co., Ltd.	Japan	100.0	Conducts engineering, maintenance and operations relating to machinery, electrical instrumentation, systems and construction for steel-production and other facilities
Nippon Steel & Sumikin Stainless Steel Corporation	Japan	100.0	Manufactures and markets stainless steel
Nippon Steel & Sumikin Logistics Co., Ltd.	Japan	100.0	Undertakes ocean and land transportation and warehousing
Nippon Steel & Sumikin SG Wire Co., Ltd.	Japan	100.0	Manufactures and markets bars and wire rods
Geostr Corporation	Japan	42.3	Manufactures and markets concrete and metal products for civil engineering and building construction work
Nippon Steel & Sumikin Welding Co., Ltd.	Japan	100.0	Manufactures and markets welding materials and apparatus

Name	Country of Incorporation	Voting Rights Held	Business Description
		(%)
Nippon Steel & Sumikin Drum Co., Ltd.	Japan	100.0	Manufactures and markets drums
Nippon Steel & Sumikin Blast Furnace Slag Cement Co., Ltd.	Japan	100.0	Manufactures and markets cement, steelmaking slag and calcined lime products
Nippon Steel & Sumikin Cement Co., Ltd.	Japan	85.0	Manufactures and markets cement
Nippon Steel & Sumikin Finance Co., Ltd.	Japan	100.0	Engages in the Group’s financing operations
Nippon Steel & Sumikin Stainless Steel Pipe Co., Ltd.	Japan	100.0	Manufactures and markets stainless steel pipes
Nippon Steel & Sumikin Steel Wire Co., Ltd.	Japan	51.0	Manufactures and markets secondary products using bars and wire rods
Nippon Steel & Sumikin Eco-Tech Corporation	Japan	85.1	Designs, builds, operates, maintains and manages water-treatment and other systems; designs civil-engineering projects; and performs environmental and chemical analysis
Nippon Steel & Sumikin Bolten Corporation	Japan	85.0	Manufactures and markets high-tension bolts, etc.
Nippon Steel & Sumikin Shapes Corporation	Japan	100.0	Manufactures and markets H-beams
NIPPON STEEL & SUMIKIN TUBOS DO BRASILl LTDA.	Brazil	100.0	Markets seamless steel pipes
NS-Siam United Steel Co., Ltd.	Thailand	80.2	Manufactures and markets cold-rolled sheets and galvanized sheets
National Pipe Company Limited.	Saudi Arabia	51.0	Manufactures and markets primarily steel line pipes
Standard Steel, LLC	United States	100.0	Manufactures and markets railway wheels and axles
NIPPON STEEL & SUMITOMO METAL U.S.A., INC.	United States	100.0	Invests in companies in North American region focusing on U.S. and gathers information
PT PELAT TIMAH NUSANTARA TBK.	Indonesia	35.0	Manufactures and markets tinplate
NIPPON STEEL & SUMITOMO METAL (Thailand) Co., Ltd.	Thailand	100.0	Gathers information in Asian region focusing on Thailand
NIPPON STEEL & SUMITOMO METAL Australia Pty. Limited	Australia	100.0	Participates in mine development in Australia and gathers information

Name	Country of Incorporation	Voting Rights Held	Business Description
		(%)
NIPPON STEEL & SUMIKIN Steel Processing (Thailand) Co., Ltd.	Thailand	66.5	Manufactures and markets cold-heading wire and cold-finished bars
Ovako AB	Sweden	100.0	Manufactures and markets special steel and secondarily processed products

Affiliates:
Godo Steel, Ltd.	Japan	17.8	Manufactures and markets shapes, rails, bars, billets and wires
Topy Industries, Ltd.	Japan	20.8	Manufactures and markets shapes, bars, automotive parts and industrial machine parts
Kyoei Steel Ltd.	Japan	26.7	Manufactures and markets shapes, steel bars and billets; processes and markets steel
Nippon Steel & Sumikin Bussan Corporation	Japan	35.3	Markets, imports and exports steel, textiles, foods and other products
Nippon Denko Co., Ltd.	Japan	21.0	Manufactures and markets ferroalloys, functional materials, environmental business and electric supply business
Nichia Steel Works, Ltd.	Japan	24.2	Manufactures and markets bolts and wire products
NS United Kaiun Kaisha, Ltd.	Japan	33.4	Undertakes ocean transportation
Unipres Corporation	Japan	16.3	Manufactures and markets automotive parts
Osaka Titanium Technologies Co., Ltd.	Japan	23.9	Manufactures and markets metal titanium, polysilicon, high-functioning materials developed from titanium and silicon for new applications
Nippon Coke & Engineering Co., Ltd.	Japan	22.6	Markets coal; manufactures and markets coke
Japan Casting & Forging Corporation	Japan	42.0	Manufactures and markets castings, forgings, ingots, billets, etc.
Sanko Metal Industrial Co., Ltd.	Japan	33.2	Manufactures, processes, installs and sells metal roofs and building materials
Sanyu Co., Ltd.	Japan	34.8	Manufactures and markets cold-finished bars, cold-heading wire
Nihon Teppan Co., Ltd.	Japan	34.0	Markets, processes and imports and exports steel products, metal processing machines and electrical / electronic devices
Usinas Siderúrgicas de Minas Gerais S.A.-USIMINAS	Brazil	31.4	Manufactures and markets steel products
Vallourec Soluções Tubulares do Brasil S.A.	Brazil	15.0	Manufactures seamless steel pipes
Baosteel-NSC Automotive Steel Sheets Co., Ltd.	China	50.0	Manufactures and markets automotive steel sheets

Name	Country of Incorporation	Voting Rights Held	Business Description
		(%)
WISCO-NIPPON STEEL Tinplate Co., Ltd.	China	50.0	Manufactures and markets tinplate and tin mill black plate
Jamshedpur Continuous Annealing & Processing Company Private Limited	India	49.0	Manufactures and markets automotive cold-rolled steel sheets
UNIGAL Ltda.	Brazil	30.0	Manufactures galvanized sheets
Companhia Nipo-Brasileira de Pelotizacao	Brazil	33.0	Maintains and leases pellet production facilities
Guangzhou Pacific Tinplate Co., Ltd.	China	27.3	Manufactures and markets tinplate

Engineering and Construction(2):
Consolidated subsidiaries:
Nippon Steel & Sumikin Engineering Co., Ltd.	Japan	100.0

Manufactures and markets industrial machinery and equipment, steel structures, etc.; undertakes civil engineering and building constructions work; operates waste and regeneration treatment business; operates electricity, gas and heat supply business

Chemicals and Materials(3):
Consolidated subsidiaries:
Nippon Steel Chemical & Material Co., Ltd.	Japan	100.0

Manufactures and markets coal chemicals, petrochemicals, electronic materials, semiconductor components and materials, electronic components and materials, carbon-fiber composite products and metal-processed products

System Solutions(4):
Consolidated subsidiaries:
NS Solutions Corporation	Japan	63.4	Provides engineering and consulting pertaining to computer systems, outsourcing and other services using IT

Notes:

(1)

In addition to the companies listed here, we had 315 other consolidated subsidiaries, 77 other affiliates accounted for by the equity method and 7 other joint operations under the Steelmaking and Steel Fabrication segment as of March 31, 2019

(2)

In addition to the companies listed here, we had 32 other consolidated subsidiaries and 3 other affiliates accounted for by the equity method under the Engineering and Construction segment as of March 31, 2019.

(3)

In addition to the companies listed here, we had 19 other consolidated subsidiaries and 7 other affiliates accounted for by the equity method under the Chemicals and Materials segment as of March 31, 2019.

(4)	In addition to the companies listed here, we had 19 other consolidated subsidiaries and 1 other affiliate accounted for by the equity method under the System Solutions segment as of March 31, 2019.
(5)	In conjunction with the change of our trade name to NSC, our domestic and overseas group companies have also started to change their trade names from April 1, 2019.

The following table lists our “significant subsidiary” (as that term is defined in Rule 1-02(w) of Regulation S-X under the Exchange Act) as of March 31, 2019.

Name	Country of Incorporation	Voting Rights Held	Business Description
		(%)
NIPPON STEEL & SUMITOMO METAL Australia Pty. Limited	Australia	100.0	Participates in mine development in Australia and gathers information

D.	Property, Plants and Equipment

The following table includes information regarding our material tangible fixed assets as of March 31, 2019:

Name	Location	Description	Area(1) (in thousands of square meters)
Head office(2)	Chiyoda-ku, Tokyo	Research and development facilities and other facilities	3,174 (0)
Kashima Works(2)	Kashima, Ibaraki	Manufacturing facility for bars and shapes, flat-rolled products and pipes and tubes	8,885 (95)
Kimitsu Works(2)	Kimitsu, Chiba Itabashi-ku, Tokyo	Manufacturing facility for bars and shapes, flat-rolled products and pipes and tubes	12,221 (10)
Nagoya Works(2)	Tokai, Nagoya	Manufacturing facility for flat-rolled products and pipes and tubes	6,490 (0)
Wakayama Works(2)	Wakayama, Wakayama Kainan, Wakayama Sakai, Osaka	Manufacturing facility for bars and shapes, flat-rolled products and pipes and tubes	6,657 (100)
Hirohata Works(2)	Himeji, Hyogo	Manufacturing facility for flat-rolled products	6,198 (—)
Yawata Works(2)	Kitakyushu, Fukuoka	Manufacturing facility for bars and shapes, flat-rolled products and pipes and tubes	16,009 (15)
Oita Works(2)	Oita, Oita Hikari, Yamaguchi	Manufacturing facility for flat-rolled products, pipes and tubes and titanium products	7,892 (10)
Muroran Works(2)	Muroran, Hokkaido	Manufacturing facility for bars and shapes	7,846 (78)
Kamaishi Works(2)	Kamaishi, Iwate	Manufacturing facility for bars and shapes	3,340 (4)
Amagasaki Works(2)	Amagasaki, Hyogo	Manufacturing facility for pipes and tubes	518 (—)
Steel Works(2)	Osaka, Osaka	Manufacturing facility for railway, automotive and machinery parts	527 (3)
Naoetsu Works(2)	Joetsu, Niigata	Manufacturing facility for stainless steel and titanium products	303 (11)
Head Works(3)	Himeji, Hyogo	Manufacturing facility for special steel bars and tubes, metal powders and formed and fabricated materials	832 (64)

Name	Location	Description	Area(1) (in thousands of square meters)
Kure Works(4)	Kure, Hiroshima	Iron making facility, steel making facility and hot rolled steel facility	4,786 (—)
Funabashi Works(5)	Funabashi, Chiba	Steel sheets coating facility	468 (14)
Sakai Plant(6)	Sakai, Osaka	Steel making and rolling facility	582 (43)
Kimitsu Branch(7)	Kimitsu, Chiba	Processing facility for iron and steel products	1,078 (26)
Hikari Works(8)	Hikari, Yamaguchi	Manufacturing facility for stainless steel	1,996 (—)
Head office(9)	Chuo-ku, Tokyo	Vessels, etc.	215 (9)
Kitakyushu Technology Center(10)	Kitakyushu, Fukuoka	Facility for building construction business	927 (—)
Kyushu Works(11)	Kitakyushu, Fukuoka	Manufacturing facility for chemical products	473 (—)
Head office(12)	Chuo-ku, Tokyo	Data center facility, computer and related devices	10 (—)
Rayong Plant(13)	Rayong Province, Thailand	Manufacturing facility for cold rolling and manufacturing facility for hot-dip galvanization	414 (—)
Hofors Works(14)	Hofors, Sweden	Steel making and rolling facility	7,085 (—)

Notes:

(1)	The parenthetical numbers in this column indicate the area size leased to us by those other than our consolidated subsidiaries.
(2)	Held by us, including the R&D Laboratories, branch offices and overseas offices.
(3)	Held by Sanyo Special Steel Co., Ltd.
(4)	Held by Nisshin Steel.
(5)	Held by Nippon Steel & Sumikin Coated Sheet Corporation.
(6)	Held by Osaka Steel Co., Ltd.
(7)	Held by Nippon Steel & Sumikin Texeng Co., Ltd.
(8)	Held by Nippon Steel & Sumikin Stainless Steel Corporation.
(9)	Held by Nippon Steel & Sumikin Logistics Co., Ltd.
(10)	Held by Nippon Steel & Sumikin Engineering Co., Ltd.
(11)	Nippon Steel Chemical & Material Co., Ltd.
(12)	Held by NS Solutions Corporation.
(13)	Held by NS-Siam United Steel Co., Ltd. The information for this company is as of December 31, 2018.
(14)	Held by Ovako AB. The information for this company is as of December 31, 2018.

Substantially all of our properties are free of material encumbrances and we believe our properties are in adequate condition for their purposes and suitably utilized. During the fiscal year ended March 31, 2019, there were no material problems regarding either the productive capacity or the extent of utilization of our properties.

All of our properties operate in compliance with governmental and municipal laws and regulations. Furthermore, we established a number of internal environmental guidelines which are at the same level as, or stricter than, those provided by the relevant authorities. If any non-compliance occurs, we take immediate and appropriate actions to meet the regulatory requirements and to ensure the proper utilization of our properties.

The following table includes information regarding material improvements to our tangible fixed assets and material new construction in progress as of March 31, 2019:

Name	Location	Description	Planned amount of investment		Financing method	Planned launch and completion time		Capacity
			Total amount	Paid-in amount		Launch	Completion
			(million)
Improvements
Nagoya Works(1)	Tokai, Nagoya	No. 3 coke oven (including incidental equipment)	¥57,000	¥200	Self-financing and borrowings	November 2018	First half of the fiscal year ended March 31, 2022	Approximately 800 thousand tons per year
Muroran Works(2)	Muroran, Hokkaido	No. 2 blast furnace	35,000	2,000	Borrowings	November 2018	Second half of the fiscal year ended March 31, 2021	Volume of the blast furnace is 3,014 m3

New construction
Yawata Works(1)	Kitakyushu, Fukuoka	No. 3 continuous caster (including incidental equipment)	38,000	10,400	Self-financing and borrowings	January 2017	First half of the fiscal year ended March 31, 2020	Approximately 1,700 thousand tons per year

Notes:

(1)	Held by us.
(2)	Held by Hokkai Iron & Coke Corporation.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

A.	Operating Results

You should read the following discussion and analysis of our financial condition and results of operations together with Item 3.A “Selected Financial Data” of this annual report and our consolidated financial statements included elsewhere in this annual report. The discussion regarding information as of and for the fiscal years ended March 31, 2017, 2018 and 2019 is based on our audited annual consolidated financial statements, which have been prepared in accordance with IFRS. This section contains forward-looking statements that involve risks, uncertainties and assumptions, and are subject to the qualifications set forth under “Forward-Looking Statements” on page 1 of this annual report. Our actual results may differ materially from those anticipated in such forward-looking statements as a result of a number of factors, including those set forth under Item 3.D “Risk Factors” and elsewhere in this annual report.

Overview

We have four reportable segments: Steelmaking and Steel Fabrication, Engineering and Construction, Chemicals and Materials and System Solutions.

Our former Chemicals segment and New Materials segment were merged to form the Chemicals and Materials segment after Nippon Steel Chemical & Material Co., Ltd. was established in October 2018 following the merger of Nippon Steel & Sumikin Chemical Co., Ltd. and Nippon Steel & Sumikin Materials Co., Ltd.

•	Steelmaking and Steel Fabrication segment. The Steelmaking and Steel Fabrication segment, our largest segment, includes our businesses relating to the manufacture and sale of a broad range of steel products. The total revenue from external customers of this segment accounted for 88.0% of our consolidated revenue from external customers for the fiscal year ended March 31, 2019.

•

Engineering and Construction segment. The Engineering and Construction segment includes our businesses relating to the planning, designing and construction of a variety of construction projects, including industrial plants, environmental and energy plants, civil engineering projects, large steel structures such as skyscrapers and oil and gas pipelines. The total revenue from external customers of this segment accounted for 5.0% of our consolidated revenue from external customers for the fiscal year ended March 31, 2019.

•

Chemicals and Materials segment. In our Chemicals and Materials segment, we produce and sell a variety of materials including coal-based chemical products, petrochemicals, electronic materials, materials and components for semiconductors and electronic parts, carbon fiber and composite products, and products that apply technologies for metal processing. The total revenue from external customers of this segment accounted for 4.0% of our consolidated revenue from external customers for the fiscal year ended March 31, 2019.

•

System Solutions segment. In our Systems Solution segment, we provide computer system engineering and consulting services, information technology outsourcing services and other client-oriented information technology business solutions to customers in a wide range of industries, including manufacturing and consumer products. The total revenue from external customers of this segment accounted for 3.0% of our consolidated revenue from external customers for the fiscal year ended March 31, 2019.

Factors Affecting Our Results of Operations

Our financial results are driven primarily by the financial results of our Steelmaking and Steel Fabrication segment, which are, in turn, primarily driven by:

•

The volume of steel products that we sell—which is affected by factors including general economic conditions, demand in the automotive, energy and resources, construction and civil engineering and other industries and competition—which directly affects our revenue;

•	The prices of our steel products—which are affected by factors including supply and demand and competition—which directly affects our revenue; and

•	Our operating costs (including cost of sales)—which are affected by factors including raw material prices—as well as selling, general and administrative expenses.

Our financial results also reflect the financial results of our Engineering and Construction, Chemicals and Materials and System Solutions segments. The results of these segments, in turn, are generally driven by the volume of products and services that we sell, the prices of such products and services and the associated operating costs that we incur.

Factors Affecting the Results of Operations of Our Steelmaking and Steel Fabrication Segment

Revenue

We generate revenue in our Steelmaking and Steel Fabrication segment principally from the sale of steel products to businesses that use steel, including businesses in the automotive, energy and resources and construction and civil engineering industries. Our revenue in this segment is primarily driven by the volume of steel products that we sell as well as the prices of our steel products. The markets for our steel products are characterized by intense competition and are affected by macro-economic factors such as general economic conditions, demand in the automotive, energy and resources, construction and civil engineering and other industries as well as our ability to address the demand for mid- and high-grade steel, in the context of the properties that our customers require from the materials that we produce becoming more diverse and advanced.

The volume of steel product that we sell is affected by the demand for our steel products both in Japan and overseas. Japan is the most important market for our Steelmaking and Steel Fabrication segment and sales to customers in Japan represent a majority of the total revenue from external customers of our Steelmaking and Steel Fabrication segment. Demand in Japan is affected by the condition of and operating environments for major steel consuming industries in Japan, including the automotive, energy and resources and construction and civil engineering industries, as well as the general condition of the Japanese economy. With respect to our overseas sales of steel products, certain Asian markets, including Thailand, China, Korea, Indonesia, Malaysia and Vietnam, are our most important markets overseas for such products. Overseas demand is affected by the condition of and operating environments for major steel consuming industries as well as the general condition of the global and local economies. In addition, demand for our steel products overseas is affected by quotas, tariffs and other measures related to import-export policy and market protectionism.

According to the World Steel Association, global crude steel production increased significantly in calendar year 2018 to a record 1.80 billion metric tons, up 4.6% from calendar year 2017. Production growth throughout the year was supported by an increase in output in all major regions except the European Union, which saw a 0.3% decrease. In Asia, steel output rose 5.6% year-on-year in calendar year 2018, to 1,271.1 million metric tons, the highest since calendar year 2014. In Japan, crude steel production decreased to 104.3 million metric tons, down 0.3% from calendar year 2018. At the same time, global apparent steel use, a metric developed by the World Steel Association to measure steel demand, had growth of approximately 1.5% in calendar year 2018. The growth in 2018 largely reflected increases in demand in China, India and the United States, and the continued growth in demand in some emerging markets, notably Brazil, also contributed the growth. Steel demand in Japan increased by 3.5% during calendar year 2017, driven in part by a government stimulus package, improved exports and preparations for the 2020 Olympic games. In calendar year 2018, Japanese steel demand remained strong, benefitting in part from strong activity in the automotive industry.

The prices of our steel products are affected by global and regional production capacity and fluctuations in steel imports and exports, which are themselves affected by the existence and amounts of tariffs, customer stocking and destocking cycles as well as competition in the steel industry, including developments such as established producers expanding into new markets, smaller producers increasing production in anticipation of demand increases or amid recoveries and exporters selling excess capacity from markets such as China. The steel industry globally has historically suffered from structural overcapacity. The current global steelmaking capacity exceeds the current global consumption of steel, which puts downward pressure on the price of steel.

In addition, pricing terms with major customers are heavily negotiated and are affected by factors such as the cost of raw materials, overall volume, timing, financing requirements for production and other considerations. Product pricing for our steel products is particularly sensitive to raw materials costs. During periods of decreased raw materials costs we face competitive pressure to decrease our product pricing. Conversely, we generally seek to increase our product pricing during periods of higher raw materials costs and the reflection of increases in raw materials costs is a major element of our negotiations with our customers. However, we may be unable to pass on the entire increase in costs to our customers. Because price negotiations with major customers are generally conducted months in advance of production and delivery, it can take some time before the impact of fluctuations in raw materials costs is reflected in our financial results.

Operating Costs

The following table includes our cost of sales and selling, general and administrative expenses as a percentage of our revenue for the fiscal periods ended March 31 2017, 2018 and 2019.

	For the fiscal years ended March 31,
	2019	2018	2017
Cost of sales	87.3%	86.6%	87.0%
Selling, general and administrative expenses	9.2%	9.3%	9.9%

Cost of Sales

A principal component of our cost of sales in the Steelmaking and Steel Fabrication segment is the cost of raw materials. Like other Japanese steelmakers, we source our raw materials primarily from overseas suppliers and to a limited extent from suppliers in Japan, with Australia accounting for about 60% of the iron ore and 60% of the coal that we import and Brazil accounting for about 30% of the iron ore that we import. Our long-term supply contracts for raw materials generally have terms of three to ten years with the volume fixed for the entire contract term but the necessity to agree on price on a quarterly basis. Negotiations with respect to quarterly agreements on price are influenced by various factors, including the global economic outlook, global market prices of raw materials and steel products, supply and demand outlook of raw materials and production costs of raw materials. The prices of our key raw materials have fluctuated significantly in recent years.

Energy costs also impact our cost of sales, with elevated energy costs increasing our cost of sales and decreased energy costs decreasing our cost of sales. Other material elements of our cost of sales in the Steelmaking and Steel Fabrication segment include depreciation and amortization expenses, repair expenses and personnel expenses.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses in our Steelmaking and Steel Fabrication segment primarily consist of:

•	transportation and storage expenses, which we incur in connection with transporting and delivering our products to our customers;

•	salary-related expenses; and

•	research and development expenses.

For breakdowns of selling, general and administrative expenses, see “—Results of Operations—Comparison of the Fiscal Year Ended March 31, 2018 to the Fiscal Year Ended March 31, 2019—Selling, General and Administrative Expenses” and “—Results of Operations—Comparison of the Fiscal Year Ended March 31, 2017 to the Fiscal Year Ended March 31, 2018—Selling, General and Administrative Expenses” below.

Factors Affecting the Results of Operations of Our Other Segments

The results of operations in our Engineering and Construction segment may be negatively affected by downward trends in investments related to crude oil and coal, environment-related investments such as waste processing plants in Japan and Europe and construction-related investments in Japan as well as the economic conditions in Japan and other Asian regions which are our principal markets.

Our Chemicals and Materials segment has numerous product lines, including coal-based chemical products, petrochemicals, electronic materials, materials and components for semiconductors and electronic parts, carbon fiber and composite products, and products that apply technologies for metal processing, and we supply processed products to a wide variety of sectors in Japan and abroad. The results of operations in our Chemicals and Materials segment may be negatively affected by rises in the prices of raw materials such as coal or petrochemical raw materials, failures to set prices in light of such rises and global or regional changes in demand.

Our System Solutions segment is subject to risks associated with the rapid transformation of the structure of the IT industry, which is being driven by factors such as continuous technological advancements in this area as well as the rise of the sharing economy. The results of operations in our Systems Solutions segment may be negatively affected if we are unsuccessful in our efforts to meet such growing demands in the IT area or if we are unable to retain necessary personnel amid adverse demographic changes in Japan.

Critical Accounting Estimates and Judgments

Impairment of Non-financial Assets

For the non-financial assets other than inventories and deferred tax assets, we assess whether there is any indication of impairment on each asset or the cash-generating unit to which the asset belongs at the end of each reporting period. If any indication of impairment exists, the recoverable amount of the asset or the cash-generating unit to which the asset belongs is estimated and impairment tests are performed. Goodwill, intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually and whenever an indication of impairment exits.

The recoverable amount of an asset or a cash-generating unit is the higher of its fair value less costs to sell and its value in use. When the recoverable amount of the individual asset cannot be estimated, we estimate the recoverable amount of the cash-generating unit or our cash-generating units to which the asset belongs. The value in use is calculated by discounting the estimated future cash flows to the present value, and a pre-tax discount rate that reflects the time value of money and the risks specific to the asset is used as a discount rate.

For the fiscal year ended March 31, 2019, we recognized impairment losses on non-financial assets of ¥16,882 million. Impairment losses in the Steelmaking and Steel Fabrication segment were recognized mainly due to strategic realignments of businesses within the segment in order to address unfavorable changes in the business environment. This includes impairment losses of ¥5,990 million related to the goodwill of a subsidiary that is in the business of manufacturing and distributing railway wheels and axles in the United States, which was recognized due to a decision to reorganize the operation of certain business in the United States. Also, impairment losses of ¥5,919 million related to an investment accounted for using the equity method of a subsidiary that operates mining business in Australia were recognized as a result of re-review of its investment plan. In addition, impairment losses related to goodwill were recognized in the Engineering and Construction segment mainly due to an unfavorable business environment. These impairment losses were incurred by a subsidiary that operates an environmental plant business in Europe. For the fiscal year ended March 31, 2018, we recognized impairment losses on non-financial assets of ¥18,075 million. The amount of the impairment losses consisted of ¥8,505 million recognized with respect to the operating assets held by a subsidiary in the United States that operates a pipe business in the Steelmaking and Steel Fabrication segment. We did not recognize any impairment losses on non-financial assets for the fiscal year ended March 31, 2017.

Valuation of Financial Assets

Financial assets other than derivative financial instruments are classified at initial recognition as those measured at amortized cost or at fair value through other comprehensive income.

We assess expected credit loss at the end of each reporting period for the impairment of financial assets measured at amortized cost. The loss allowance is measured at an amount equal to the lifetime expected credit losses for trade receivables and financial assets with a significant increase in credit risk since initial recognition. With regard to financial assets measured at fair value through other comprehensive income, subsequent changes in fair value are recognized in other comprehensive income.

Provision for Retirement Benefit

We operate three retirement benefit plans, which consist of a defined benefit plan, a defined contribution plan and a lump-sum retirement payment plan. Liabilities for defined benefit plans are recognized in the consolidated statement of financial position at the present value of retirement benefit obligations less the fair value of plan assets at the end of reporting period. The present value of retirement benefit obligations is calculated with reference to certain assumptions, including discount rates.

Measurements, which include actuarial gains and losses arising from differences between estimates and actual experience, and changes in actuarial assumptions, are recognized in other comprehensive income in the period in which they arise. Such measurements are not reclassified to profit or loss but are reclassified to retained earnings immediately. Assumptions are evaluated at least annually or at the time when events occur. While management believes that the assumptions used are appropriate, differences in actual results or changes in assumptions may affect our future defined benefit costs and liabilities for retirement benefits.

The discount rates, one of the key assumptions in the determination of defined benefit costs and liabilities for retirement benefits, used as of March 31, 2019 and 2018 were 0.3%. While holding all other assumptions constant, an increase of 0.5% in the discount rate would result in a decrease of ¥33,151 million and ¥32,049 million in the present value of retirement benefit obligations, as of March 31, 2019 and 2018, respectively.

Deferred Tax Assets

We exercise judgment about our future results in assessing the recoverability of our deferred tax assets. Inherent in this estimation process is the requirement for us to estimate future taxable income. We make these estimates exercising judgment about our future results, and the economic environments in which we do business. It is possible that our actual results will differ from our assumptions and require adjustments to our allowances due to, for example, our failure to generate adequate levels of taxable income in future periods to offset the unused tax losses and reverse the temporary differences prior to expiration.

For the fiscal year ended March 31, 2019, we recognized deferred tax assets of ¥269,234 million, including ¥66,924 million in defined benefit liabilities and ¥39,280 million in unused tax losses. For the fiscal ended March 31, 2018, we recognized deferred tax assets of ¥217,772 million, including ¥48,011 million in defined benefit liabilities and ¥29,681 million in elimination of unrealized gains on property, plant and equipment and others.

Accounting Pronouncements Not Yet Adopted

IFRS 16 “Leases”

The principal changes in accounting policy and potential impacts to the consolidated financial statements of the application of IFRS 16 from the fiscal year ending March 31, 2020 are as follows:

IFRS 16 changes the definition of a lease and provides a single on-balance lease accounting model for lessees. A lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. The Group will recognize new assets and liabilities for operating leases as a lessee. In addition, expenses related to leases will change from straight-line operating lease expenses to a depreciation charge for right-of-use assets and interest expenses on lease liabilities.

The Group applies the standard retrospectively with the cumulative effect of initially applying this standard by adjusting the cumulative effect of initially applying this standard in opening retained earnings as of April 1, 2019 without restating financial information for the prior period.

The Group also grandfathers the definition of a lease during the transition and applies this standard to all the lease contracts entered into prior to April 1, 2019 identified under IAS 17 “Leases” and IFRIC 4 “Determining whether an Arrangement contains a Lease”. The impact of applying this standard to total assets and total liabilities in the consolidated financial statements is approximately ¥31,944 million.

Results of Operations

The following table includes results of operations data for the fiscal years ended March 31, 2017, 2018 and 2019, which has been derived from, and should be read together with, our audited consolidated financial statements included elsewhere in this annual report.

	For the fiscal years ended March 31,
	2019	2018	2017
	(in millions of yen)
Revenue	¥6,177,947	¥5,712,965	¥4,696,828
Cost of sales	(5,391,493)	(4,948,883)	(4,085,651)

Gross profit	786,453	764,082	611,176
Selling, general and administrative expenses	(568,409)	(533,787)	(466,351)
Share of profit in investments accounted for using the equity method	86,411	65,657	44,118
Other operating income	102,606	91,521	62,108
Other operating expenses	(70,120)	(98,773)	(81,171)

Business profit	336,941	288,700	169,878
Losses on natural disaster	(22,349)	—	—
Gains or losses from reorganization	(49,480)	—	40,165

Operating profit	265,111	288,700	210,044
Finance income	6,104	7,644	6,322
Finance costs	(22,445)	(24,584)	(21,586)

Profit before income taxes	248,769	271,760	194,780
Income tax expenses	8,809	(59,549)	(40,297)

Profit for the year	257,579	212,210	154,483

Profit for the year attributable to owners of the parent	251,169	180,832	137,246
Profit for the year attributable to non-controlling interests	6,409	31,377	17,237

Comparison of the Fiscal Year Ended March 31, 2018 to the Fiscal Year Ended March 31, 2019

Revenue

Revenue increased by ¥464,982 million, or 8%, to ¥6,177,947 million for the fiscal year ended March 31, 2019 as compared to the prior year. The increase was primarily due to an increase in the price of steel products in connection with an improvement in the condition of the global steel market as well as a rise in raw material prices.

Cost of Sales

Cost of sales was ¥5,391,493 million for the fiscal year ended March 31, 2019, an increase of ¥442,610 million, or 9%, as compared to the prior year. The increase was primarily due to a price increase in raw material and scrap and alloy.

Gross Profit

As a result of the increases in revenue and cost of sales described above, gross profit increased by ¥22,371 million, or 3%, year-on-year to ¥786,453 million for the fiscal year ended March 31, 2019 as compared to the prior year.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by ¥34,622 million, or 6%, to ¥568,409 million for the fiscal year ended March 31, 2019 as compared to the prior year. The year-on-year increase was mainly due to a ¥19,218 million increase in transportation and storage. These increases were caused primarily by the rise in distribution costs.

The following table includes a breakdown of selling, general and administrative expenses for the fiscal years ended March 31, 2018 and 2019.

	For the fiscal years ended March 31,
	2019	2018
	(in millions of yen)
Transportation and storage	¥161,091	¥141,873
Salaries	141,390	137,687
Retirement benefit costs	8,713	7,336
Research and development costs	58,621	61,019
Depreciation and amortization	8,693	10,064
Other	189,901	175,804

Total selling, general and administrative expenses	568,409	533,787

Total research and development costs included in cost of sales and selling, general and administrative expenses were ¥72,043 million during the fiscal year ended March 31, 2019 compared to ¥74,071 million in the prior year.

Share of Profit in Investments Accounted for Using the Equity Method

Share profit in investments accounted for using the equity method increased by ¥20,754 million, or 32%, year-on-year to ¥86,411 million for the fiscal year ended March 31, 2019. The increase was caused primarily by improved results from overseas associates.

Other Operating Income

Other operating income increased by ¥11,085 million, or 12%, to ¥102,606 million for the fiscal year ended March 31, 2019 as compared to the prior year. This was primarily due to increases in dividends received and gains on foreign exchange.

Other Operating Expenses

Other operating expenses decreased by ¥28,653 million, or 29%, to ¥70,120 million for the fiscal year ended March 31, 2019 as compared to the prior year. This was primarily due to ¥18,075 million in impairment losses of non-financial assets, including goodwill, in the fiscal year ended March 31, 2018.

Business Profit

Business profit increased by ¥48,241 million, or 17%, to ¥336,941 million for the fiscal year ended March 31, 2019 as compared to the prior year. This was mainly due to an improvement in the prices of steel products, driven primarily by a increases in overseas markets, especially in the first half of the year, and profit improvement in business segments other than steelmaking and steel fabrication, in addition to group-wide efforts to implement measures to rationalize facilities and operations and the steady adoption of cost reduction measures. However, this increase was negatively affected by costs associated with natural disasters, such as heavy rains and typhoons, an overall cost increase for our operations, stemming from a surge in the prices of primary raw materials, increases in commodity materials costs, other material procurement costs and distribution costs and a decrease in the difference in inventory valuation by NSC and its group companies.

Losses on Natural Disaster

Losses related to weather related natural disasters, such as heavy rains and typhoons in Japan, were incurred during the year ended March 31, 2019, including losses resulting from restoration repair, disposal of machinery and other related costs, were ¥22,349 million.

Losses from Reorganization

As part of its strategic initiative, we have realigned resource allocation to certain business and have incurred losses from reorganization. The reorganization losses are principally divided into impairment losses of ¥16,882 million, losses on withdrawal from businesses of ¥17,443 million and losses incurred to withdraw from inactive facilities and other losses of ¥15,154 million for the year ended March 31, 2019. Impairment losses mainly were related to goodwill and investments accounted for using the equity method and were recognized due to changes in recoverable amounts as a result of the reorganization of business activities. Losses on withdrawal from businesses mainly consisted of losses related to the pending withdrawal from a large casting and forgings business operated by Japan Casting & Forging Corporation, an affiliate in the Steelmaking and Steel Fabrication segment, due to an unfavorable business environment. Losses incurred to withdraw from inactive facilities and others losses mainly consisted of the termination and demolition losses of the No. 5 blast furnace of Wakayama Works which was replaced by a new facility in February 2019.

Operating Profit

Operating profit decreased by ¥23,589 million, or 8%, to ¥265,111 million for the fiscal year ended March 31, 2019 as compared to the prior year. This was primarily due to the reasons described under “—Business Profit”, “—Losses on Natural Disaster” and “—Losses from reorganization” above.

Finance Income

Finance income decreased by ¥1,540 million, or 20%, to ¥6,104 million for the fiscal year ended March 31, 2019 as compared to the prior year. This was primarily due to a one-time gain in the prior year from the early repayment of Nisshin Steel’s borrowing.

Finance Costs

Finance costs decreased by ¥2,139 million, or 9%, to ¥22,445 million for the fiscal year ended March 31, 2019 as compared to the prior year. This was primarily due to a decrease in interest expense.

Profit Before Income Taxes

As a result of the above factors, for the fiscal year ended March 31, 2019, profit before income taxes was ¥248,769 million, a ¥22,991 million decrease compared to profit before tax of ¥271,760 million in the prior year

Income Tax Expenses

Income tax expenses were ¥(8,809) million in the fiscal year ended March 31, 2019, a ¥68,358 million year-on-year decrease compared to income tax expenses of ¥59,549 million in the prior year. This was primarily due to an increase in the estimated total amount of carry over deficit that could be utilized against the taxable income with the implementation of the consolidated tax payment system during the year ended March 31, 2019.

Profit for the Year

As a result of the above factors, profit increased by ¥45,369 million to ¥257,579 million for the fiscal year ended March 31, 2019 as compared to the prior year.

Comparison of the Fiscal Year Ended March 31, 2017 to the Fiscal Year Ended March 31, 2018

Revenue

Revenue increased by ¥1,016,137 million, or 22%, to ¥5,712,965 million for the fiscal year ended March 31, 2018 as compared to the prior year. This increase was primarily due to an increase in the price of steel products led by the improvement of the conditions of the global steel market and as a rise in prices of raw materials, as well as the consolidation of Nisshin Steel as our wholly owned subsidiary.

Cost of Sales

Cost of sales was ¥4,948,883 million for the fiscal year ended March 31, 2018, an increase of ¥863,232 million, or 21%, as compared to the prior year. This increase was primarily due to an increase in market prices of auxiliary materials, scrap and alloy, as well as the consolidation of Nisshin Steel as our wholly owned subsidiary.

Gross Profit

As a result of the increases in revenue and cost of sales described above, gross profit increased by ¥152,906 million, or 25%, year-on-year to ¥764,082 million for the fiscal year ended March 31, 2018 as compared to the prior year.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by ¥67,436 million, or 14%, to ¥533,787 million for the fiscal year ended March 31, 2018 as compared to the prior year. This year-on-year increase was mainly due to a ¥29,236 million increase in transportation and storage and a ¥15,503 million increase in salaries and bonuses, which increases were in turn caused primarily by the consolidation of Nisshin Steel as our wholly owned subsidiary.

The following table includes a breakdown of selling, general and administrative expenses for the fiscal years ended March 31, 2017 and 2018.

	For the fiscal years ended March 31,
	2018	2017
	(in millions of yen)
Transportation and storage	¥141,873	¥112,637
Salaries	137,687	122,184
Retirement benefit costs	7,336	5,897
Research and development costs	61,019	54,912
Depreciation and amortization	10,064	7,138
Other	175,804	163,584

Total selling, general and administrative expenses	533,787	466,351

Total research and development costs included in cost of sales and selling, general and administrative expenses were ¥74,071 million during the fiscal year ended March 31, 2018 compared to ¥70,100 million in the prior year.

Share of Profit in Investments Accounted for Using the Equity Method

Share profit in investments accounted for using the equity method increased by ¥21,539 million, or 49%, year-on-year to ¥65,657 million for the fiscal year ended March 31, 2018. This increase was primarily led by the enhanced financial results of our oversea joint ventures.

Other Operating Income

Other operating income increased by ¥29,413 million, or 47%, to ¥91,521 million for the fiscal year ended March 31, 2018 as compared to the prior year. This was primarily due to an increase in dividends received and gain of disposal of fixed assets.

Other Operating Expenses

Other operating expenses increased by ¥17,602 million, or 22%, to ¥98,773 million for the fiscal year ended March 31, 2018 as compared to the prior year. This increase was primarily due to a ¥18,075 million impairment of non-financial assets, including goodwill in the fiscal year ended March 31, 2018.

Business Profit

Business profit increased by ¥118,822 million, or 70%, to ¥288,700 million for the fiscal year ended March 31, 2018 as compared to the prior year. This increase was primarily due to the continued execution of our cost-reduction measures, the improved performance of our group companies in Japan and abroad, and the positive impact of differences in inventory valuations, even though business profit was negatively affected by a decrease in production and shipment volume due to facility-related incidents and adverse weather, a surge in prices of primary raw materials, and a rise in costs of auxiliary materials such as scrap and alloy, procurement costs of other materials and distribution costs.

Gains from Reorganization

We recognized gains from reorganization of ¥40,165 million for the fiscal year ended March 31, 2017 resulting from the partial sale of shares of SUMCO Corporation, which was offset by loss from the restructuring of the butt-welding fitting business of Nippon Steel & Sumikin Kikoh Company.

Operating profit

Operating profit increased by ¥78,656 million, or 37%, to ¥288,700 million for the fiscal year ended March 31, 2018 as compared to the prior year. This increase was primarily due to the reasons described under “—Business Profit” and “—Gains from Share Divestiture” above.

Finance Income

Finance income increased by ¥1,322 million, or 21%, to ¥7,644 million for the fiscal year ended March 31, 2018 as compared to the prior year. This increase was primarily due to the gains from the early repayment of Nisshin Steel’s borrowings.

Finance Costs

Finance costs increased by ¥2,998 million, or 14%, to ¥24,584 million for the fiscal year ended March 31, 2018 as compared to the prior year. This increase was primarily due to the consolidation of Nisshin Steel as our wholly owned subsidiary.

Profit Before Income Taxes

As a result of the above factors, for the fiscal year ended March 31, 2018, profit before income taxes was ¥271,760 million, a ¥76,980 million increase compared to profit before income taxes of ¥194,780 million in the prior year.

Income Tax Expenses

Income tax expenses were ¥59,549 million in the fiscal year ended March 31, 2018, a ¥19,252 million year-on-year increase compared to income tax expenses of ¥40,297 million in the prior year. This was primarily due to the income tax expenses increased as a result of the improvement in the business profit for the fiscal year ended March 31, 2018.

Profit for the Year

As a result of the above factors, profit for the year increased by ¥57,727 million to ¥212,210 million for the fiscal year ended March 31, 2018 as compared to the prior year.

Segment Results of Operations

The following table includes total segment revenue, which includes intersegment revenue, and segment profit information, for the fiscal years ended March 31, 2017, 2018 and 2019. The information for segment profit below is used by our Board of Directors. See Note 6 “Segment Information” to our consolidated financial statements included elsewhere in this annual report.

	For the fiscal years ended March 31,
	2019		2018	2017
	(in millions of yen)
Segment revenue:
Steelmaking and Steel Fabrication	¥5,454,536		¥5,017,245	¥4,052,261
Engineering and Construction	356,707		294,268	267,545
Chemicals and Materials	247,067		237,817	208,746
System Solutions	267,503		244,200	232,512

Total segment revenue	6,325,814		5,793,531	4,761,065

Elimination of intersegment revenue:
Steelmaking and Steel Fabrication elimination	45,902		33,910	35,590
Engineering and Construction elimination	35,360		33,360	32,683
Chemical and Materials elimination	4,052		3,709	5,630
System Solutions elimination	62,550		53,889	54,270

Total inter-segment revenue or transfers	(147,867)		(124,868)	(128,175)
IFRS Adjustments	—		44,302	63,937
Consolidated revenue	6,177,947		5,712,965	4,696,828

Segment profit:
Steelmaking and Steel fabrication	274,672		245,708	138,017
Engineering and Construction	9,474		9,110	6,838
Chemicals and Materials	25,095		17,399	6,304
System Solutions	26,576		23,292	22,113

Total segment profit	335,818		295,510	173,274
Adjustments	1,122	(3)	2,030 (2)	1,256 (1)

Total	336,941		297,541	174,531

IFRS Adjustments	—		(8,840)	(4,652)

Consolidated business profit	336,941		288,700	169,878

Notes:

(1)

For the fiscal year ended March 31, 2017, segment profit adjustments of ¥1,256 million includes investment return of ¥6,524 million from the equity-method associate Nippon Steel Kowa Real Estate Co., Ltd., an investment return of ¥629 million from the equity-method associate SUMCO Corporation, and elimination of inter-segment revenue or transfers of minus ¥5,897 million.

(2)

For the fiscal year ended March 31, 2018, segment profit adjustments of ¥2,030 million include an investment return of ¥5,929 million from the equity-method associate Nippon Steel Kowa Real Estate Co., Ltd. and elimination of inter-segment revenue or transfers of negative ¥3,899 million.

(3)

For the fiscal year ended March 31, 2019, segment profit adjustments of ¥1,122 million include an investment return of ¥8,237 million from the equity-method associate Nippon Steel Kowa Real Estate Co., Ltd. and elimination of inter-segment revenue or transfers of negative ¥7,114 million.

Comparison of the Fiscal Year Ended March 31, 2018 to the Fiscal Year Ended March 31, 2019

Steelmaking and Steel Fabrication Segment

External revenue from the Steelmaking and Steel Fabrication segment, net of the elimination of intersegment revenue, increased by ¥425,298 million, or 9%, to ¥5,408,633 million for the fiscal year ended March 31, 2019 as compared to the prior year. The increase was primarily due to an increase in the price of steel products reflecting an improvement in the global steel market as well as a rise in raw material prices.

Segment profit was ¥274,672 million, an increase of ¥28,964 million, or 12%, as compared to segment profit of ¥245,708 million in the prior year. This was mainly due to an improvement in the prices of steel products, driven primarily by a increases in overseas markets, especially in the first half of the year, in addition to group-wide efforts to implement measures to rationalize facilities and operations and the steady adoption of cost reduction measures. However, this increase was negatively affected by costs associated with natural disasters, such as heavy rains and typhoons, an overall cost increase for our operations, stemming from a surge in the prices of primary raw materials, increases in commodity materials costs, other material procurement costs and distribution costs and the decrease in the difference in inventory valuation by NSC and its group companies.

Engineering and Construction Segment

External revenue from the Engineering and Construction segment, net of the elimination of intersegment revenue, increased by 23%, or ¥60,438 million in the fiscal year ended March 31, 2019 as compared to the prior year. This increase was primarily due to a stable business environment in the domestic energy field and construction and environment-related sectors.

Segment profit was ¥9,474 million, an increase of ¥364 million, or 4%, as compared to segment profit of ¥9,110 million in the prior year. This increase was primarily due to a stable of business environment in the domestic energy field and construction and environment-related sectors and the company’s steady control of project execution.

Chemicals and Materials Segment

External revenue from the Chemicals and Materials segment, net of the elimination of intersegment revenue, increased by 4%, or ¥8,906 million in the fiscal year ended March 31, 2019 as compared to the prior year. This increase was primarily due to improved performance in both the domestic and overseas markets with its needle coke, the mainstay of its coal tar chemicals business, due to ongoing demand for graphite electrode materials.

Segment profit was ¥25,095 million, an increase of ¥7,696 million, or 44%, as compared to segment profit of ¥17,399 million in the prior year. This increase was primarily due to improved performance in both the domestic and overseas markets with its needle coke, the mainstay of its coal tar chemicals business, due to ongoing demand for graphite electrode materials.

System Solutions Segment

External revenue from the System Solutions segment, net of the elimination of intersegment revenue, increased by 8%, or ¥14,642 million in the fiscal year ended March 31, 2019 as compared to the prior year. This increase was primarily due to the continuation of a favorable business environment along with a robust system investments derived from the advanced operational needs of customers, which is developing safe, protective solutions at factories and other work sites that make use of IoT technology and developing platforms to analyze data based on AI technology.

Segment profit was ¥26,576 million, an increase of ¥3,284 million, or 14%, as compared to segment profit of ¥23,292 million in the prior year. This increase was primarily due to the continuation of a favorable business environment along with a robust system investments derived from the advanced operational needs of customers, which is developing safe, protective solutions at factories and other work sites that make use of IoT technology and developing platforms to analyze data based on AI technology.

Comparison of the Fiscal Year Ended March 31, 2017 to the Fiscal Year Ended March 31, 2018

Steelmaking and Steel Fabrication Segment

External revenue from the Steelmaking and Steel Fabrication segment, net of the elimination of intersegment revenue, increased by ¥966,664 million, or 24%, in the fiscal year ended March 31, 2018 as compared to the prior year. This increase was primarily due to an increase in the prices of steel products, which led by the improvement conditions of the global steel market and a rise in the prices of raw materials, as well as the consolidation of Nisshin Steel as our wholly owned subsidiary.

Segment profit was ¥245,708 million, an increase of ¥107,691 million, or 78%, as compared to segment profit of ¥138,017 million in the prior year. This increase was primarily due to an increase in business profit, which was negatively affected by a decrease in production and shipment volumes due to facility-related incidents and adverse weather, a surge in prices of primary raw materials and a rise in costs of auxiliary materials, including scrap and alloy, procurement costs of other materials and distribution costs. However, these factors were offset by positive factors such as the steady execution of our cost-reduction measures, the improved performance by our group companies in Japan and abroad, and the positive impact of differences in inventory valuations.

Engineering and Construction Segment

External revenue from the Engineering and Construction segment, net of the elimination of intersegment revenue, increased by ¥26,046 million, or 11%, in the fiscal year ended March 31, 2018 as compared to the prior year. This increase was primarily due to an improvement in the business environment as oil prices rose and overseas steelmakers resumed capital investments.

Segment profit was ¥9,110 million, an increase of ¥2,272 million, or 33%, as compared to segment profit of ¥6,838 million in the prior year. This increase was primarily due to an improvement in the business environment as oil prices rose and overseas steelmakers resumed capital investments. Robust business conditions in the domestic construction sector and other areas as well as our steady project execution also contributed to an increase in both sales and profit.

Chemicals and Materials Segment

External revenue from the Chemicals and Materials segment, net of the elimination of intersegment revenue, increased by ¥30,992 million, or 15%, in the fiscal year ended March 31, 2018 as compared to the prior year. This increase was primarily due to favorable trends in the market for electronic device materials, which resulted in record-high sales volumes in the circuit board and display materials used in smartphones, as well as a significant improvement in the market conditions for chemicals and coal chemicals businesses, which resulted in a rise in the prices of relevant products.

Segment profit was ¥17,399 million, an increase of ¥11,094 million, or 176%, as compared to segment profit of ¥6,305 million in the prior year. This increase was primarily due to favorable trends in the market for electronic device materials, which resulted in record-high sales volumes in the circuit board and display materials used in smartphones, as well as a significant improvement in the market conditions for chemicals and coal chemicals businesses, which resulted in a rise in the prices of relevant products.

System Solutions Segment

External revenue from the System Solutions segment, net of the elimination of intersegment revenue, increased by ¥12,069 million, or 7%, in the fiscal year ended March 31, 2018 as compared to the prior year. This increase was primarily due to the promotion of the development of solutions for customer enterprises that enable them to make use of AI, machine learning and IoT, and thereby enhance the sophistication of their operations in their production and logistics workplaces.

Segment profit was ¥23,292 million, an increase of ¥1,179 million, or 5%, as compared to segment profit of ¥22,113 million in the prior year. This increase was primarily due to the promotion of the development of solutions for customer enterprises that enable them to make use of AI, machine learning and IoT, and thereby enhance the sophistication of their operations in their production and logistics workplaces.

Financial Condition

Our total assets as of March 31, 2019 were ¥8,049,528 million, an increase of ¥293,394 million, or 4%, as compared to as of March 31, 2018. This increase was primarily due to an increase in trade and other receivables of ¥136,292 million, the inventories of ¥167,295 million and property, plant and equipment of ¥122,812 million primarily resulting from acquisition of Sanyo Special Steel Co., Ltd. and Ovako AB, which offset a decrease in other financial assets (non-current) of ¥194,958 million, primarily resulting from a fair value decrease and sales of investment securities.

Our total liabilities as of March 31, 2019 were ¥4,442,160 million, an increase of ¥210,922 million, or 5%, as compared to as of March 31, 2018. This increase was primarily due to an increase in interest-bearing liabilities of ¥211,476 million, from ¥2,157,755 million as of March 31, 2018 to ¥2,369,231 million as of March 31, 2019.

Our total equity attributable to owners of NSC as of March 31, 2019 was ¥3,230,788 million, an increase of ¥93,797 million, or 3%, as compared to as of March 31, 2018. This increase was primarily due to profit for the year attributable to owners of the parent of ¥251,169 million and disposals of treasury stock of ¥73,656 million offsetting a decrease in the fair value of financial assets measured at fair value through other comprehensive income of ¥86,680 million, foreign exchange differences on translation of foreign operations of ¥60,586 million and dividends of ¥70,710 million.

B.	Liquidity and Capital Resources

We have traditionally met our working capital and other capital requirements principally from cash provided by operations, while raising the remainder of our requirements primarily through long-term debt and short-term borrowings. We expect these sources of capital to continue to be our principal sources of cash in the future.

Cash Flows

The following table includes summary cash flow information for the fiscal years ended March 31, 2017, 2018 and 2019.

	For the fiscal years ended March 31,
	2019	2018	2017
	(in millions of yen)
Net cash flows provided by operating activities	¥452,341	¥485,539	¥506,935
Net cash flows used in investing activities	(381,805)	(363,170)	(352,582)
Net cash flows used in financing activities	(42,900)	(104,969)	(148,103)
Effect of exchange rate changes on cash and cash equivalents	(7,328)	1,540	(3,503)
Net increase in cash and cash equivalents	20,306	18,940	2,745
Cash and cash equivalents at beginning of the year	142,869	123,929	121,183
Cash and cash equivalents at end of the year	163,176	142,869	123,929

Comparison of the Fiscal Year Ended March 31, 2018 to the Fiscal Year Ended March 31, 2019

In the fiscal year ended March 31, 2019, net cash provided by operating activities was ¥452,341 million, representing a ¥33,198 million, or 7%, decrease as compared to the prior year. This decrease was due primarily to a decrease in profit before tax, an increase in non-cash items such as depreciation and an increase in working capital, which was primarily caused by a rise in steel prices.

Net cash used in investing activities amounted to ¥381,805 million in the fiscal year ended March 31, 2019, an increase of ¥18,635 million, or 5%, as compared to ¥363,170 million in the prior year. This was primarily due to an increase of capital investments in subsidiaries and associates, such as Sanyo Special Steel Co., Ltd. and Ovako AB, and an increase in the acquisition of tangible and intangible fixed assets, which was offset by an increase in the sale of investment securities.

Net cash used in financing activities was ¥42,900 million, a ¥62,069 million decrease as compared to net cash used in financing activities of ¥104,969 million in the prior year. This was primarily due to an increase in interest-bearing debt offsetting a decline in income from factored receivables to group company. At the end of the fiscal year ended March 31, 2019, interest bearing debt decreased ¥211,476 million to ¥2,369,231 million as compared with the end of the prior year.

As a result of the foregoing, as of March 31, 2019, we had ¥163,176 million in cash and cash equivalents, representing a ¥20,306 million increase in cash and cash equivalents as compared to March 31, 2018.

Comparison of the Fiscal Year Ended March 31, 2017 to the Fiscal Year Ended March 31, 2018

In the fiscal year ended March 31, 2018, net cash provided by operating activities was ¥485,539 million, representing a ¥21.396 million, or 4%, decrease as compared to the prior year. This decrease was due primarily to an increase in profit before income taxes offset by an increase in working capital, mainly led by a rise in steel and inventory prices.

Net cash used in investing activities amounted to ¥363,170 million in the fiscal year ended March 31, 2018, an increase of ¥10,588 million, or 3%, as compared to ¥352,582 million in the prior year. This was mainly due to an increase in purchases of property, plant and equipment and intangible assets, which was offset by a decline in purchases of investment of securities, including ¥75,972 million of Nisshin Steel’s common stock that we purchased in the previous year.

Net cash used in financing activities was ¥104,969 million, a ¥43,134 million decrease as compared to net cash used in financing activities of ¥148,103 million in the prior year. This decrease was due primarily to the purchase of treasury stock in the fiscal year ended March 31, 2017, and as a result, we spent less cash in financing activities. At the end of the fiscal year ended March 31, 2018, interest bearing debt decreased ¥57,172 million to ¥2,157,755 million as compared with the end of the prior year.

As a result of the foregoing, as of March 31, 2018, we had ¥142,869 million in cash and cash equivalents, representing a ¥18,940 million increase in cash and cash equivalents as compared to March 31, 2017.

Borrowings and Bonds

The following table includes our borrowings and bonds payable as of March 31, 2019.

	As of March 31, 2019	Average interest rate(1)	Maturity
	(in millions of yen)
Current:
Short-time borrowings	¥215,393	1.2%

Current portion of long-term borrowings repayable within one year	111,177	1.0

Current portion of bonds repayable within one year	60,000	1.4

Current portion of lease liabilities repayable within one year	8,783	0.8

Commercial papers	120,000	(0.0)

Total	515,355

Non-current:
Long-term borrowings	1,595,905	0.8	July 19, 2075
Bonds	220,000	0.7	September 19, 2031
Lease liabilities	37,970	0.8	March 31, 2076

Total	1,853,876

Note:

(1)

Average interest rate represents the weighted average interest rate of the balance as of March 31, 2019, and maturity represents the maturity of the outstanding balance as of March 31, 2019. Substantially all of our borrowings and bonds payable have fixed interest rates.

We have also entered into commitment line agreements with financial institutions to manage our working capital requirements effectively. The available credit balance under these agreements was ¥666,096 million and ¥650,933 million as of March 31, 2019, and 2018, respectively. As of March 31, 2019, no amounts were outstanding under these agreements.

Capital Requirements

Our principal capital and liquidity needs have been for capital expenditures, strategic acquisitions and investments, working capital, repayments of borrowings, payments of interest, dividends and funds for payments of income taxes.

Capital Expenditures

The following table includes our capital expenditures on a segment by segment basis for the periods indicated.

	For the fiscal years ended March 31,
	2019	2018	2017
	(in millions of yen)
Steelmaking and Steel Fabrication	¥431,775	¥390,623	¥335,733
Engineering and Construction	3,021	6,301	5,637
Chemicals and Materials	8,855	8,497	9,229
System Solutions	2,542	7,638	4,343

Total segment capital expenditures	446,194	413,061	354,943
Adjustments	(5,363)	(1,130)	(3,905)

Total	440,830	411,930	351,038

IFRS Adjustments	—	11,497	11,486

Consolidated capital expenditures	440,830	423,428	362,525

In the fiscal year ended March 31, 2019, we spent ¥440,830 million on capital investments, representing a 7% increase compared to the prior year. This was primarily related to the relining of the No. 3 coke oven, including fixtures and fittings at NSC’s Nagoya Works, the relining of the No.2 blast furnace located in Muroran, Hokkaido and owned by our subsidiary, HOKKAI IRON & COKE CORP., and the new installation of the No. 3 continuous caster (CC), including fixtures and fittings, at NSC’s Yawata Works.

Our planned capital expenditure from the fiscal year ended March 31, 2019 to the fiscal year ending March 31, 2021 is approximately ¥1.7 trillion to upgrade and reinforce our steel production facilities in Japan. We plan to fund these capital expenditures using cash flows from operations.

Working Capital

Our principal working capital requirements are for the purchase of raw materials, salaries and wages and taxes. We believe we have working capital sufficient to cover all of our current requirements.

C.	Research and Development, Patents and Licenses, etc.

Our research and development team consists of approximately 800 personnel. Our research and development activities are primarily conducted at three core research centers in Japan: the R&E (Research & Engineering) Center (Futtsu), in Chiba Prefecture; the Amagasaki R&D Center, in Hyogo Prefecture; and the Hasaki R&D Center, in Ibaraki Prefecture.

The R&E (Research & Engineering) Center (Futtsu), which is our main research and development facility, is divided into several departments, including steel research laboratories, which focus on maximizing the functionality of our products through design improvements and stress test simulations, advanced technology research laboratories, which engage in the development of foundational technologies to be used across our product portfolio and process research laboratories, which focus on developing new technologies used in the iron refinement, steelmaking and rolling processes, as well as developments aimed at minimizing the environmental impact of our business.

Our R&D Planning Division coordinates research and development activities across our group to facilitate coordination and cooperation among different research facilities, as well as to coordinate technology development with product engineering efforts. Since the integration of NSC and SMI in October 2012, we have consolidated research teams working in the same research field but at various sites and clarified research teams’ roles and functions, as well as those of R&D Laboratories in each of our steelworks. Work in a given research field is now done at a single location. By taking such measures, we believe that we have established an optimal research and development organization to maximize synergies.

For a description of the amount we spent on research and development activities during the fiscal years ended March 31, 2017, 2018 and 2019, see Note 25 “Research and Development Costs” to our consolidated financial statements included in this annual report.

D.	Trend Information

The information required by this item is set forth in Item 5.A “Operating Results” of this annual report.

E.	Off-Balance Sheet Arrangements

As of March 31, 2019, we did not have any off-balance sheet arrangements that have, or are likely to have, a material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

However, we provide guarantees on bank loans to our joint ventures and associates. For each guarantee provided, we are required to perform and to be liable for any related losses under the guarantee if the guaranteed party defaults on a payment. As of March 31, 2019, the amount of guarantees on bank loans provided to joint ventures and associates was ¥62,506 million.

F.	Tabular Disclosure of Contractual Obligations

We had outstanding, as of March 31, 2019, various long-term obligations that will become due during the fiscal year ending March 31, 2020 and beyond. These various purchase commitments and long-term obligations will have an effect on our future liquidity and capital resources.

The following table includes our current estimate of annual maturities of commitment and obligations, by major category, outstanding as of March 31, 2019.

	Payment Due by Period
	Total	Less than 1 Year	1 to 3 Years	4 to 5 Years	More than 5 Years
	(in millions of yen)
Long-term debt obligations	¥1,987,083	¥171,177	¥356,904	¥400,330	¥1,058,670
Finance lease obligations	46,754	8,783	12,484	8,549	16,936
Non-cancellable operating lease obligations	44,980	11,236	20,771	8,277	4,694
Purchase obligations(1)	5,938,929	1,638,480	2,293,317	696,269	1,310,862
Total	8,017,747	1,829,677	2,683,478	1,113,427	2,391,163

Note:

(1)

Purchase obligations include supply contracts to purchase iron ore, coal and other raw materials. These contracts generally have terms of three to ten years with the volume fixed for the entire contract term but the necessity to agree on price on a quarterly basis. The unit price for raw materials is calculated based on the most recent contract for such materials. Purchase obligations also include take-or-pay arrangements for steel products purchase and contractual commitments related to acquisition of property, plant and equipment and intangible assets.

G.	Safe Harbor

Statements in Item 5.E and Item 5.F of this annual report that are not statements of historical fact, constitute “forward-looking statements.” See “Forward-Looking Statements” on page 1 of this annual report for additional information.

Item 6: Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table provides information about those individuals who are members of NSC’s Board of Directors and Audit & Supervisory Board Members.

Position	Name	Date of Birth	Current Position and Biography		Number of shares of NSC owned
Representative Director and Chairman	Kosei Shindo	September 14, 1949	April 1973	Joined NSC	31,899
			June 2005	Director (Member of the Board) and General Manager, Corporate Planning Division of NSC
			June 2006	Director (under the Executive Management System) and General Manager, Corporate Planning Division of NSC
			April 2007	Director (under the Executive Management System) and General Manager, General Administration Division of NSC
			April 2009	Executive Vice President (under the Executive Management System) of NSC
			June 2009	Representative Director and Executive Vice President of NSC
			October 2012	Representative Director and Executive Vice President of NSSMC
			April 2014	Representative Director and President of NSSMC
			April 2019	Representative Director and Chairman of NSC (incumbent)

Representative Director and President	Eiji Hashimoto	December 7, 1955	April 1979	Joined NSC	10,226
			April 2009	Director (under the Executive Management System), Director, Plate Division and Director, Construction Products Division of NSC
			April 2011	Director (under the Executive Management System) of NSC
			October 2012	Executive Officer of NSSMC
			April 2013	Managing Executive Officer of NSSMC
			July 2015	Managing Executive Officer, Vice Head of Global Business Development and Project Leader, Usiminas Project, Global Business Development Sector of NSSMC

Position	Name	Date of Birth	Current Position and Biography		Number of shares of NSC owned
			April 2016	Executive Vice President and Head of Global Business Development of NSSMC
			June 2016	Representative Director and Executive Vice President and Head of Global Business Development of NSSMC
			April 2019	Representative Director and President of NSC (incumbent)

Representative Director and Executive Vice President	Shinji Tanimoto	May 24, 1957	April 1982	Joined NSC	23,326
			April 2013	Managing Executive Officer and Head of Works, Yawata Works of NSSMC
			April 2015	Managing Executive Officer and Head of Center, Plant Engineering and Facility Management Center of NSSMC
			June 2015	Managing Director, Member of the Board and Head of Center, Plant Engineering and Facility Management Center of NSSMC
			April 2017	Managing Director, Member of the Board of NSSMC
			April 2018	Representative Director and Executive Vice President of NSSMC (incumbent)

Representative Director and Executive Vice President	Shinichi Nakamura	February 15, 1959	April 1982	Joined NSC	11,613
			April 2013	Executive Officer, Head of Unit, Construction Products Unit of NSSMC
			April 2016	Managing Executive Officer, Head of Unit, Flat Products Unit, Project Leader, Shanghai-Baoshan Cold-rolled & Coated Sheet Products Project, Global Business Development Sector and Project Leader, India Continuous Annealing and Processing Line Project, Global Business Development Sector of NSSMC

Position	Name	Date of Birth	Current Position and Biography		Number of shares of NSC owned
June 2016

Managing Director,

Member of the Board, Head of Unit, Flat Products Unit, Project Leader, Shanghai-Baoshan Cold-rolled & Coated Sheet Products Project, Global Business Development Sector and Project Leader, India Continuous Annealing and Processing Line Project, Global Business Development Sector of NSSMC

			April 2018	Representative Director and Executive Vice President of NSSMC (incumbent)

Representative Director and Executive Vice President	Akihiko Inoue	August 21, 1957	April 1982	Joined NSC	6,063
			April 2014	Managing Executive Officer and Head of Works, Kimitsu Works of NSSMC
			April 2018	Executive Vice President and Head of Research and Development of NSSMC
			June 2018	Representative Director and Executive Vice President and Head of Research and Development of NSSMC (incumbent)

Representative Director and Executive Vice President	Katsuhiro Miyamoto	October 22, 1956	April 1981	Joined NSC	8,588
			October 2012	Executive Officer and Head of Division, Accounting & Finance Division of NSSMC
			April 2015	Managing Executive Officer of NSSMC
			April 2016	Managing Executive Officer, Vice Head of Global Business Development, Project Leader, Global CSVC Project, Global Business Development Sector and Project Leader, Wuhan Tin Mill Project, Global Business Development Sector of NSSMC
			April 2018	Executive Vice President of NSSMC
			June 2018	Representative Director and Executive Vice President of NSSMC

Position	Name	Date of Birth	Current Position and Biography		Number of shares of NSC owned
			April 2019	Representative Director and Executive Vice President and Head of Global Business Development of NSC (incumbent)

Representative Director and Executive Vice President	Akio Migita	October 19, 1961	April 1984	Joined NSC	8,025
			April 2014	Executive Officer and Head of Division, Flat Products Marketing Division, Flat Products Unit of NSSMC
			April 2015	Executive Officer and Head of Division, Human Resources Division of NSSMC
			April 2017	Managing Executive Officer and Head of Division, Human Resources Division of NSSMC
			April 2019	Executive Vice President of NSC
			June 2019	Representative Director and Executive Vice President of NSC (incumbent)

Managing Director, Member of the Board	Shin Nishiura	June 26, 1958	April 1981	Joined SMI	7,215
			October 2012	Executive Officer and Head of Division, Corporate Planning Division of NSSMC
			March 2015	Executive Officer and Head of Office, Beijing Representative Office of NSSMC
			April 2015	Managing Executive Officer and Head of Office, Beijing Representative Office of NSSMC
			April 2018	Managing Executive Officer, Head of Unit, Pipe & Tube Unit and Project Leader, VSB Project, Global Business Development Sector of NSSMC
			June 2018	Managing Director, Member of the Board, Head of Unit, Pipe & Tube Unit and Project Leader, VSB Project, Global Business Development Sector of NSSMC (incumbent)

Managing Director, Member of the Board	Atsushi Iijima	June 12, 1958	April 1982	Joined NSC	5,598
			April 2013	Executive Officer, Head of Unit, Plate Unit of NSSMC

Position	Name	Date of Birth	Current Position and Biography		Number of shares of NSC owned
			April 2016	Managing Executive Officer, Head of Unit, Plate Unit and Head of Unit, Construction Products Unit of NSSMC
			April 2018	Managing Executive Officer, Head of Unit, Flat Products Unit, Project Leader, Shanghai-Baoshan Cold-rolled & Coated Sheet Products Project, Global Business Development Sector and Project Leader, India Continuous Annealing & Processing Line Project, Global Business Development Sector of NSSMC
			June 2018	Managing Director, Member of the Board, Head of Unit, Flat Products Unit, Project Leader, Shanghai-Baoshan Cold-rolled & Coated Sheet Products Project, Global Business Development Sector and Project Leader, India Continuous Annealing & Processing Line Project, Global Business Development Sector of NSSMC (incumbent)

Managing Director, Member of the Board	Yutaka Andoh	September 30, 1958	April 1981	Joined NSC	5,176
			April 2014	Executive Officer and Head of Works, Muroran Works, Bar & Wire Rod Unit of NSSMC
			April 2016	Managing Executive Officer and Head of Works, Muroran Works, Bar & Wire Rod Unit of NSSMC
			April 2017	Managing Executive Officer of NSSMC
			June 2018	Managing Director, Member of the Board of NSSMC (incumbent)

Director (Outside Director), Member of the Board	Mutsutake Otsuka	January 5, 1943	April 1965	Joined Japanese National Railways	4,531
			June 1990	Director and General Manager of Personnel Dept. of East Japan Railway Company
			June 1992	Executive Director and General Manager of Personnel Dept. of East Japan Railway Company
			January 1994	Executive Director of East Japan Railway Company

Position	Name	Date of Birth	Current Position and Biography		Number of shares of NSC owned
			June 1996	Executive Director and Deputy Director General of Corporate Planning Headquarters of East Japan Railway Company
			June 1997	Executive Vice President and Director General of Corporate Planning Headquarters of East Japan Railway Company
			June 2000	President and CEO of East Japan Railway Company
			April 2006	Chairman and Director of East Japan Railway Company
			April 2012	Executive Advisor to the Board of East Japan Railway Company (incumbent)
			June 2014	Director (Outside Director), Member of the Board of NSSMC (incumbent)

Director (Outside Director), Member of the Board	Ichiro Fujisaki	July 10, 1947	April 1969	Joined Ministry of Foreign Affairs of Japan	8,597
			August 1999	Director-General, North American Affairs Bureau, Ministry of Foreign Affairs of Japan
			September 2002	Deputy Minister for Foreign Affairs
			January 2005	Ambassador of Japan to the United Nations and WTO in Geneva
			April 2008	Ambassador of Japan to the United States of America
			November 2012	Retired from Ambassador of Japan to the United States of America
			January 2013	Distinguished Professor and Chairman of International Strategies of Sophia University (retired in December 2017)
			June 2014	Director (Outside Director), Member of the Board of NSSMC (incumbent)

Director (Outside Director), Member of the Board	Noriko Iki	March 21, 1956	April 1979	Joined Ministry of Labor	1,806
			July 2009	Director-General, Equal Employment, Children and Families Bureau, Ministry of Health, Labour and Welfare (MHLW)
			July 2010	Research Director, Japan Institute for Labour Policy and Training

Position	Name	Date of Birth	Current Position and Biography		Number of shares of NSC owned
			September 2012	Director-General, Tokyo Labour Bureau of MHLW
			April 2014	Ambassador of Japan to Brunei Darussalam
			July 2017	Retired from Ambassador of Japan to Brunei Darussalam
			March 2018	Director of Japan Institute for Women’s Empowerment & Diversity Management
			June 2018	Representative Director of Japan Institute for Women’s Empowerment & Diversity Management (incumbent)
			June 2018	Director (Outside Director), Member of the Board of NSSMC (incumbent)

Senior Audit & Supervisory Board Member	Masato Matsuno	May 29, 1957	April 1984	Joined SMI	5,060
			October 2012	Executive Officer and Head of Division, General Administration Division of NSSMC
			April 2015	Managing Executive Officer and Head of Division, General Administration Division of NSSMC
			April 2016	Managing Executive Officer and Head of Office, Osaka Office
			June 2019	Senior Audit & Supervisory Board Member of NSC (incumbent)

Senior Audit & Supervisory Board Member	Atsuhiko Yoshie	May 1, 1955	April 1980	Joined NSC	19,686
			April 2011	Director (under the Executive Management System) and Director, Steel Research Laboratories, Technical Development Bureau of NSC
			April 2012	Managing Director (under the Executive Management System) and Director, Steel Research Laboratories, Technical Development Bureau of NSC
			October 2012	Managing Executive Officer and Head of Laboratories, Steel Research Laboratories, R&D Laboratories of NSSMC
			April 2016	Executive Officer and Advisor to the President of NSSMC

Position	Name	Date of Birth	Current Position and Biography		Number of shares of NSC owned
			June 2016	Senior Audit & Supervisory Board Member of NSSMC (incumbent)

Audit & Supervisory Board Member	Masato Tsuribe	October 14, 1958	April 1982	Joined NSC	15,546
			July 2008	Head of Division, Corporate Risk Management Division, General Administration Division of NSC
			October 2012	General Manager, Head of Division, Internal Control & Audit Division of NSSMC
			April 2014	Executive Counselor and General Manager, Head of Division, Internal Control & Audit Division of NSSMC
			April 2016	Executive Counselor of NSSMC
			June 2016	Audit & Supervisory Board Member of NSSMC (incumbent)

Audit & Supervisory Board Member (Outside Audit & Supervisory Board Member)	Hiroshi Obayashi	June 17, 1947	April 1972	Prosecutor, Tokyo District Public Prosecutor’s Office	7,597
			May 2001	Director-General, Rehabilitation Bureau, Ministry of Justice
			January 2002	Deputy Vice-Minister, Ministry of Justice
			June 2004	Director-General, Criminal Affairs Bureau, Ministry of Justice
			June 2006	Vice-Minister, Ministry of Justice
			July 2007	Superintending Prosecutor, Sapporo High Public Prosecutors Office
			July 2008	Superintending Prosecutor, Tokyo High Public Prosecutors Office
			June 2010	Prosecutor General, the Supreme Public Prosecutors Office
			December 2010	Retired from Prosecutor General, the Supreme Public Prosecutors Office
			March 2011	Registered as Attorney-at-law (incumbent)

Position	Name	Date of Birth	Current Position and Biography		Number of shares of NSC owned
			June 2014	Audit & Supervisory Board Member (Outside Audit & Supervisory Board Member) of NSSMC (incumbent)
Audit & Supervisory Board Member (Outside Audit & Supervisory Board Member)	Jiro Makino	October 22, 1949	April 1973	Joined Ministry of Finance	4,531
			July 2003	Director-General, Financial Bureau, Ministry of Finance
			October 2006	President, Policy Research Institute and President, Account Center, Ministry of Finance
			July 2007	Commissioner, National Tax Agency
			July 2008	Retired from Commissioner, National Tax Agency
			July 2008	Vice Chairman, General Insurance Rating Organization of Japan (retired in November 2009)
			November 2009	Vice Chairman, The General Insurance Association of Japan
			April 2012	Vice Chairman, The General Insurance Association of Japan (incumbent)
			June 2014	Audit & Supervisory Board Member (Outside Audit & Supervisory Board Member) of NSSMC (incumbent)

Audit & Supervisory Board Member (Outside Audit & Supervisory Board Member)	Seiichiro Azuma	July 23, 1951	December 1975	Joined Tohmatsu Awoki & Co. (current Deloitte Touche Tohmatsu LLC)	3,502
			July 1991	Partner of Tohmatsu & Co. (current Deloitte Touche Tohmatsu LLC)
			June 2007	Partner and Member of Management Council and General Manager, Kansai Block of Tohmatsu & Co. (current Deloitte Touche Tohmatsu LLC)
			June 2009	Partner and Member of Management Council and General Manager, Kansai Block of Deloitte Touche Tohmatsu LLC
			November 2013	Partner and Chairman of Management Council of Deloitte Touche Tohmatsu LLC
			November 2015	Partner of Deloitte Touche Tohmatsu LLC

Position	Name	Date of Birth	Current Position and Biography		Number of shares of NSC owned
			June 2016	Retired from Deloitte Touche Tohmatsu LLC
			June 2016	Audit & Supervisory Board Member (Outside Audit & Supervisory Board Member) of NSSMC (incumbent)
			July 2016	Certified Public Accountant at Certified Public Accountant Seiichiro Azuma Office (incumbent)

Audit & Supervisory Board Member (Outside Audit & Supervisory Board Member)	Hiroshi Yoshikawa	June 30, 1951	February 1993	Professor of Faculty of Economics, The University of Tokyo	0
			April 1996	Professor of Graduate School of Economics, The University of Tokyo
			April 2009	Dean of Graduate School of Economics and Faculty of Economics, The University of Tokyo
			October 2011	Professor of Graduate School of Economics, The University of Tokyo (incumbent)
			April 2016	Professor of Faculty of Economics, Rissho University (incumbent)
			June 2019	Audit & Supervisory Board Member (Outside Audit & Supervisory Board Member) of NSC (incumbent)

*	Shares held represent less than 1% of the total number of outstanding shares of common stock of NSC.

Mutsutake Otsuka, Ichiro Fujisaki and Noriko Iki are outside directors as stipulated in the Companies Act.

Hiroshi Obayashi, Jiro Makino, Seiichiro Azuma and Hiroshi Yoshikawa are outside audit & supervisory board members as stipulated in the Companies Act.

All three Outside Directors and all four Outside Audit & Supervisory Board Members were notified to the Japanese stock exchanges as “independent directors/audit & supervisory board members” pursuant to the regulations of the Japanese stock exchanges.

There are no family relationships among any Directors or Audit & Supervisory Board Members.

B.	Compensation

The aggregate amount of remuneration paid to all Directors and Audit & Supervisory Board Members during the fiscal year ended March 31, 2019 was approximately ¥1,145 million. The amount includes payments to all of our Directors named above and five Directors who retired at the end of the 94th General Meeting of Shareholders held on June 26, 2018, and all of our Audit & Supervisory Board Members for services in all capacities.

The following chart shows the compensation for our individual Directors and Audit & Supervisory Board Members who received annual compensation in excess of ¥100,000,000 for the fiscal year ended March 31, 2019.

Name	Position	Total compensation for the fiscal year ended March 31, 2019
Shoji Muneoka	Representative Director and Chairman	¥147,210,000
Kosei Shindo	Representative Director and President	¥147,210,000

C.	Board Practices

NSC’s Articles of Incorporation provide for the Board of Directors of not more than 20 members and for the Audit & Supervisory Board of not more than seven members. Shareholders elect the Directors and Audit & Supervisory Board Members at the general shareholders’ meeting. The term of office of a Director is one year and that of an Audit & Supervisory Board Member is four years. Members of the Board of Directors and Audit & Supervisory Board Members may serve any number of consecutive terms.

The Board of Directors may appoint, among the Directors, one Chairman of the Board of Directors and one President, as well as Vice Chairmen of the Board, Executive Vice Presidents and Managing Directors. The Board of Directors elects, pursuant to its resolutions, one or more Representative Directors. Each Representative Director represents NSC generally in the conduct of its affairs. None of NSC’s Directors is a party to any service contract with NSC or any of its subsidiaries that provides for benefits upon termination of employment.

Under the Companies Act and NSC’s Articles of Incorporation, NSC may, by a resolution of its Board of Directors, limit the liability of each Director to the sum of the amounts set forth in Article 425, Paragraph 1 of the Companies Act (the “Minimum Liability”). In addition, NSC may enter into an agreement with its Directors (excluding Executive Directors and others) which limits the liability of such Directors to the greater of (1) an amount determined in advance by NSC which shall not be less than twenty million yen (¥20,000,000) and (2) the Minimum Liability.

Under the Companies Act, NSC must have at least three Audit & Supervisory Board Members. At least half of the Audit & Supervisory Board Members are required to be an “Outside” Audit & Supervisory Board Member, which is any person who satisfies all of the following requirements:

(a) the person has never been a Director, accounting advisor set forth in Article 333, Paragraph 1 of the Companies Act (kaikei san-yo) (in the case that an accounting advisor is a legal entity, an employee of such entity who is in charge of its advisory affairs, an “Accounting Advisor”), executive officer, manager or employee of NSC or its subsidiaries during the 10 year period before becoming an Outside Audit & Supervisory Board Member;

(b) if the person was an Audit & Supervisory Board Member of NSC or any of its subsidiaries at any time during the 10 year period before becoming an Outside Audit & Supervisory Board Member, such person had not been a Director, Accounting Advisor, executive officer, manager or employee of NSC or any of its subsidiaries during the 10 year period before becoming an Audit & Supervisory Board Member of NSC or any of its subsidiaries; and

(c) the person is not a spouse or relative within the second degree of kinship of any member of the Board of Directors or manager or other key employee of NSC.

The Audit & Supervisory Board Members may not at the same time be a Director, Accounting Advisor, executive officer, manager or employee of NSC or any of its subsidiaries. Together, these Audit & Supervisory Board Members form the Audit & Supervisory Board. The Audit & Supervisory Board Members have the duty to examine the financial statements and business reports which are submitted by the Board of Directors to the general shareholders’ meeting. The Audit & Supervisory Board Members also monitor the implementation of NSC’s affairs by the Directors with considerable strong legal authority, including suspension of Directors’ business execution. Under the Companies Act, they are required to participate in meetings of the Board of Directors but are not entitled to vote.

Under the Companies Act and NSC’s Articles of Incorporation, NSC may, by a resolution of its Board of Directors, limit the liability of each Audit & Supervisory Board Member to the Minimum Liability. In addition, NSC may enter into an agreement with its Audit & Supervisory Board Members which limits the liability of such Audit & Supervisory Board Members to the greater of (1) an amount determined in advance by NSC which shall not be less than twenty million yen (¥20,000,000) and (2) the Minimum Liability.

The nomination of Director candidates and Audit & Supervisory Board Member candidates, and the appointment of Representative Directors, are resolved at the Board of Directors after discussion at the “Nomination and Compensation Advisory Committee,” comprised of the Chairman, the President, and three members designated by the President from among the Outside Directors and Outside Audit & Supervisory Board Members. The specific amount of each Director’s compensation is resolved at the Board of Directors after discussion on at the “Nomination and Compensation Advisory Committee.” The Committee comprises 5 members, Mr. Kosei Shindo, Representative Director and the Chairman, Mr. Eiji Hashimoto Representative Director and the President, and Outside Directors, Mr. Mutsutake Ootsuka, Mr. Ichiro Fujisaki and Ms. Noriko Iki. The President serves as the chairman of the Committee.

D.	Employees

As of March 31, 2019, we had 105,796 employees, not including temporary employees. The average number of temporary employees during fiscal year 2018 was 20,164.

E.	Share Ownership

As of May 31, 2019, the total number of our shares owned by our Directors and Audit & Supervisory Board Members was 188,585 shares, constituting 0.020% of all issued and outstanding shares of our common stock, excluding treasury shares.

For information regarding the individual number of shares owned by each of our Directors and Audit & Supervisory Board Members, see “—Directors and Senior Management” above.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table provides information regarding major shareholders appearing on NSC’s register of shareholders as of March 31, 2019 that held 5% or more of NSC’s outstanding common stock:

Name of shareholder	Number of Shares held (Hundred shares)	Percentage of ownership (%)
Japan Trustee Services Bank, Ltd. (Trust Account)	480,289	5.2
The Master Trust Bank of Japan, Ltd. (Trust Account)	469,766	5.1

Japan Trustee Services Bank, Ltd. (Trust Account) and The Master Trust Bank of Japan, Ltd. (Trust Account) are securities processing services companies. We understand that these shareholders are not the beneficial owners of our common stock, but we do not have further information available detailing the beneficial ownership of these shareholders.

The FIEA and regulations thereunder requires any person, regardless of his/her residence, who has become, beneficially and solely or jointly, a holder of more than 5% of the total issued shares with voting rights of common stock of a company listed on any Japanese stock exchange or whose shares are traded on the over-the-counter market in Japan, to file with the Director-General of a competent Local Finance Bureau of Ministry of Finance within five business days from the date of becoming such holder a Substantial Shareholding Report. A similar report must also be filed in respect to any subsequent change of 1% or more in any such holding or any change in material matters set out in reports previously filed, with certain exceptions. For this purpose, shares issuable to such person upon conversion of convertible securities or exercise of share subscription warrants or stock acquisition rights are taken into account in determining both the number of shares with voting rights held by such holder and the issuer’s total issued share capital. Any such report shall be filed with the Director General of the relevant Finance Bureau of the Ministry of Finance through the Electronic Disclosure for Investors’ Network (EDINET) system. Copies of such report must also be furnished to the issuer of such shares.

In a change report pertaining to a Substantial Shareholding Report by BlackRock Japan Co., Ltd. made available for public inspection on November 6, 2018, it is stated that BlackRock Japan Co., Ltd. held the following shares of NSC as of October 31, 2018. However, we are unable to confirm the actual number of shares held as of March 31, 2019. The details in the change report are as follows:

Name / Company Name	Number of Shares held (Hundred shares)	Shareholding Ratio (%)
BlackRock Japan Co., Ltd.	162,429	1.7
BlackRock Fund Managers Limited	9,792	0.1
BlackRock Life Limited	10,767	0.1
BlackRock Asset Management Ireland Limited	34,568	0.4
BlackRock Fund Advisors	122,087	1.3
BlackRock Institutional Trust Company, N.A.	115,122	1.2
BlackRock Investment Management (UK) Limited	21,466	0.2
Total	476,233	5.0

In a change report pertaining to a Substantial Shareholding Report by Sumitomo Mitsui Trust Bank, Limited made available for public inspection on February 21, 2019, it is stated that Sumitomo Mitsui Trust Bank, Limited held the following shares of NSC as of February 15, 2019. However, we are unable to confirm the actual number of shares held as of March 31, 2019. The details in the change report are as follows:

Name / Company Name	Number of Shares held (Hundred shares)	Shareholding Ratio (%)
Sumitomo Mitsui Trust Bank, Limited	79,131	0.8
Sumitomo Mitsui Trust Asset Management Co., Ltd.	289,025	3.0
Nikko Asset Management Co., Ltd.	109,668	1.2
Total	477,824	5.0

To our knowledge, no other shareholder beneficially owned more than 5% of our outstanding shares as of the date of this annual report. Our major shareholders do not have different voting rights from any other holder of our shares.

As of March 31, 2019, there were 189 record holders of our common stock with addresses in the United States, whose shareholdings represented approximately 8.1% of our outstanding common stock on that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully reflect the number of beneficial owners in the United States.

To our knowledge, we are not owned or controlled by another corporation, any government or any natural or legal person, either severally or jointly. We know of no arrangements the operation of which may result in a change of control.

B.	Related Party Transactions

Details of significant transactions with related parties are as follows:

Year ended March 31, 2019

					(Millions of Yen)

Category	Name	Description of transaction	Amount	Account	Outstanding balance
Associate	Nippon Steel & Sumikin Bussan Corporation	Sale of steel products	1,170,241	Trade and other receivables	46,251

The terms and conditions applied to related party transactions are determined based on terms equivalent to those that prevail in arm’s length transactions.

NSC does not consider the amounts involved in such transactions to be material to its business.

C.	Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information

Financial Statements

The information required by this item is set forth in our consolidated financial statements included elsewhere in this annual report.

Export Sales

Sales to overseas customers accounted for approximately ¥2,124 billion, or 34.4% of NSC’s total revenues for the fiscal year ended March 31, 2019.

Legal Proceedings

We are not currently involved in any litigation or other legal proceedings that would individually or in the aggregate be expected to have a material adverse effect on our liquidity, results of operations or financial condition.

On October 30, 2018, the Supreme Court of Korea dismissed our appeal of a decision concerning a lawsuit originally filed in the Republic of Korea by four South Korean plaintiffs claiming damages for their work as draftees for Japan Iron & Steel Co., Ltd. during the Second World War. The court ordered us to pay to the four plaintiffs an aggregate of 400 million Korean won (approximately ¥39.8 million and based on an exchange rate of 100 Korean won to ¥9.95, the prevailing exchange rate as of October 31, 2018) plus interest. Additionally, in connection with the series of so-called draftee cases in the Republic of Korea including the above lawsuit, our assets located in the country (a portion of the shares in Posco-Nippon Steel RHF Joint Venture Co., Ltd. owned by us) are currently under seizure.

We will deal appropriately with this matter, taking into account the status of diplomatic negotiations between the governments of Japan and the Republic of Korea and other factors.

Dividend Policy

Our basic profit distribution policy is to pay dividends from distributable funds at the end of the first half (interim) and second half (year-end) of the fiscal year after taking into account consolidated operating results and such factors as capital requirements for investment and other activities aimed at raising corporate value and performance prospects while also considering our financial structure on a consolidated and a non-consolidated basis.

We aim to achieve a consolidated annual payout ratio target of approximately 30% as benchmark for the payment of dividends from distributable funds in consideration of the consolidated operating results.

The level of the first half dividend is set based on consideration of the interim operating results and full-year earnings forecasts.

As in the past, the year-end dividend payment will be made according to the resolution of the General Meeting of Shareholders, and any other form of distribution and appropriation of surplus (including the interim dividend) will be made according to the resolution of the Meeting of the Board of Directors as provided in Article 36 of the Articles of Incorporation and with the aim of securing flexibility in financial operations.

B.	Significant Changes

Except otherwise disclosed in this annual report, no significant change has occurred since the date of the annual financial statements.

Item 9.	The Offer and Listing

A.	Offer and Listing Details

Our common stock is listed and traded under the trading code 5401 on the First Section of the Tokyo Stock Exchange, the First Section of the Nagoya Stock Exchange, the Fukuoka Stock Exchange and the Sapporo Securities Exchange.

B.	Plan of Distribution

Not applicable.

C.	Markets

The information required by this item is set forth in Item 9.A “Offer and Listing Details” of this annual report.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable

B.	Memorandum and Articles of Incorporation

The following information relates to the shares of NSC’s common stock, including summaries of certain provisions of NSC’s Articles of Incorporation, Regulations Relating to Shares and of the Companies Act relating to joint stock corporations (kabushiki kaisha).

General

Except as otherwise stated, set forth below is information relating to NSC’s Common Stock, including brief summaries of the relevant provisions of NSC’s Articles of Incorporation and Regulations Relating to Shares, as currently in effect, and of the Companies Act and related regulations.

Effective on January 5, 2009, a new central book-entry transfer system for listed shares of Japanese companies was established pursuant to the Act Concerning Book-Entry Transfer of Corporate Bonds, Shares etc. and regulations thereunder, or, collectively, the Book-entry Transfer Act, and this system is applied to the shares of Common Stock of NSC. Under this system, shares of all Japanese companies listed on any Japanese stock exchange are dematerialized, and shareholders of listed shares must have accounts at account management institutions to hold their shares unless such shareholder has an account at Japan Securities Depository Center, Inc., or JASDEC, the only institution that is designated by the relevant authorities as a clearing house under the Book-entry Transfer Act. “Account management institutions” are financial instruments business operators (i.e., securities companies), banks, trust companies and certain other financial institutions which meet the requirements prescribed by the Book-entry Transfer Act. Transfer of the shares of Common Stock of NSC is effected exclusively through entry in the records maintained by JASDEC and the account management institutions, and title to the shares passes to the transferee at the time when the transfer of the shares is recorded at the transferee’s account at an account management institution. The holder of an account at an account management institution is presumed to be the legal holder of the shares recorded in such account.

Under the Companies Act and the Book-entry Transfer Act, in order to assert shareholders’ rights to which shareholders as of record dates are entitled (such as the rights to vote at a general meeting of shareholders or receive dividends) against NSC, a shareholder must have its name and address registered in NSC’s register of shareholders. Under the central book-entry transfer system, shareholders shall notify the relevant account management institutions of certain information prescribed under the Book-entry Transfer Act and NSC’s Regulations Relating to Shares, including their names and addresses, and the registration on the register of shareholders is made upon receipt by NSC of necessary information from JASDEC (as described in “—Record Date” below). On the other hand, in order to assert, directly against NSC, shareholders’ rights to which shareholders are entitled regardless of record dates such as minority shareholders’ rights, including the right to propose a matter to be considered at a general meeting of shareholders, excluding shareholders’ rights to request NSC to purchase or sell shares constituting less than a full unit (as described in “—Unit Share System” below), JASDEC shall, upon the shareholder’s request, issue a notice of certain information including the name and address of such shareholder to NSC. Thereafter, such shareholder is required to present NSC with a receipt of the request of the notice in accordance with NSC’s Regulations Relating to Shares. Under the Book-entry Transfer Act, the shareholder shall exercise such shareholders’ right within four weeks after the notice above has been given.

Non-resident shareholders are required to appoint a standing proxy in Japan or provide a mailing address in Japan. Each such shareholder must give notice of such standing proxy or mailing address to the relevant account management institution. Such notice will be forwarded to NSC through JASDEC. Japanese securities companies and commercial banks customarily act as standing proxies and provide related services for standard fees. Notices from NSC to non-resident shareholders are delivered to such standing proxies or mailing addresses.

The registered holder of deposited shares underlying the ADSs is the Depositary for the ADSs. Accordingly, holders of ADSs will not be able to directly assert shareholders’ rights against NSC.

Authorized Capital

Article 5 of the Articles of Incorporation of NSC provides that the total number of shares authorized to be issued by NSC shall be two billion (2,000,000,000).

As of March 31, 2019, 950,321,402 shares of Common Stock were issued. All shares of Common Stock of NSC have no par value. All issued shares of NSC are fully-paid and non-assessable.

Distribution	of Surplus

General

Under the Companies Act, dividends shall be paid by way of distribution of Surplus (“Surplus” is defined in “—Restriction on Distributions of Surplus” below) in cash or in kind.

NSC may make distributions of Surplus to the shareholders any number of times per business year, subject to certain limitations described in “—Restriction on Distributions of Surplus” below. Distributions of Surplus need, in principle, to be declared by a resolution of a general meeting of shareholders, but NSC may also authorize distributions of Surplus by a resolution of the Board of Directors as long as its non-consolidated annual financial statements for the last business year fairly present its assets and profit or loss, as required by ordinances of the Ministry of Justice.

Distributions of Surplus may be made in cash or in kind in proportion to the number of shares of Common Stock of NSC held by respective shareholders. A resolution of a general meeting of shareholders or the Board of Directors, as the case may be, authorizing a distribution of Surplus must specify the kind and aggregate book value of the assets to be distributed, the manner of allocation of such assets to shareholders, and the effective date of the distribution. If a distribution of Surplus is to be made in kind, NSC may, pursuant to a resolution of a general meeting of shareholders or the Board of Directors, as the case may be, grant a right to the shareholders to require NSC to make such distribution in cash instead of in kind. If no such right is granted to shareholders, the relevant Distribution of Surplus must be approved by a special resolution of a general meeting of shareholders (see “—Voting Rights” below with respect to a “special resolution”).

Under NSC’s Articles of Incorporation and other relevant company policies, year-end dividends and interim dividends may be distributed to shareholders appearing in NSC’s register of shareholders as of March 31 and September 30 each year respectively, in proportion to the number of shares of the Common Stock of NSC held by respective shareholders following approval by the general meeting of shareholders or the Board of Directors. NSC is not obliged to pay any dividends in cash which have not been received within three years from the commencement of payment thereof. In Japan, the ex-dividend date and the record date for dividends precede the date when the amount of the dividends to be paid is determined by NSC. The shares of common stock generally go ex-dividend on the second business day prior to the record date for dividends.

Restriction on Distributions of Surplus

In making a distribution of Surplus, NSC must, until the sum of its additional paid-in capital and legal reserve reaches one-quarter of its stated capital, set aside to its additional paid-in capital and/or legal reserve an amount equal to one-tenth of the amount of Surplus so distributed.

The amount of Surplus at any given time must be calculated in accordance with the following formula:

A + B + C + D – (E + F + G)

In the above formula:

“A” = the total amount of other capital surplus and other retained earnings, each such amount being that appearing on the non-consolidated balance sheet as of the end of the last business year

“B” = (if NSC has disposed of its treasury stock after the end of the last business year) the amount of the consideration for such treasury stock received by NSC less the book value thereof

“C” = (if NSC has reduced its stated capital after the end of the last business year) the amount of such reduction less the portion thereof that has been transferred to additional paid-in capital or legal reserve (if any)

“D” = (if NSC has reduced its additional paid-in capital or legal reserve after the end of the last business year) the amount of such reduction less the portion thereof that has been transferred to stated capital (if any)

“E” = (if NSC has cancelled its treasury stock after the end of the last business year) the book value of such treasury stock

“F” = (if NSC has distributed Surplus to its shareholders after the end of the last business year) the total book value of the Surplus so distributed

“G” = certain other amounts set forth in ordinances of the Ministry of Justice, including (if NSC has reduced Surplus and thereby increased its stated capital, additional paid-in capital or legal reserve after the end of the last fiscal year) the amount of such reduction and (if NSC has distributed Surplus to the shareholders after the end of the last business year) the amount set aside from such Surplus to additional paid-in capital or legal reserve (if any) as required by ordinances of the Ministry of Justice.

The aggregate book value of Surplus to be distributed by NSC may not exceed a prescribed distributable amount, or the Distributable Amount, as calculated on the effective date of such distribution. The Distributable Amount at any given time shall be equal to the amount of Surplus less the aggregate of the followings:

(a) the book value of its treasury stock;

(b) the amount of consideration for any of treasury stock disposed of by NSC after the end of the last business year; and

(c) certain other amounts set forth in ordinances of the Ministry of Justice, including (if the sum of one-half of goodwill and the deferred assets exceeds the total of stated capital, additional paid-in capital and legal reserve, each such amount being that appearing on the non-consolidated balance sheet as of the end of the last business year) all or certain part of such exceeding amount as calculated in accordance with the ordinances of the Ministry of Justice.

NSC, for the fiscal year ended March 31, 2019, did not elect to become a company with respect to which a consolidated statements of financial position should be considered in the calculation of the Distributable Amount (renketsu haitō kisei tekiyō kaisha) as described below. If a company has become at its option a company with respect to which a consolidated statements of financial position should also be considered in the calculation of the Distributable Amount, a company shall, in calculating the Distributable Amount, further deduct from the amount of Surplus the excess amount, if any, of (x) the total amount of stockholders’ equity appearing on the non-consolidated balance sheet as of the end of the last business year and certain other amounts set forth by ordinances of the Ministry of Justice over (y) the total amount of stockholders’ equity and certain other amounts set forth by ordinances of the Ministry of Justice appearing on the consolidated balance sheet as of the end of the last business year.

If NSC has prepared interim financial statements as described below, and if such interim financial statements have been approved by the Board of Directors or, if so required by the Companies Act, by a general meeting of shareholders, then the Distributable Amount must be adjusted to take into account the amount of profit or loss, and the amount of consideration for any of the treasury stock disposed of by NSC, during the period in respect of which such interim financial statements have been prepared. NSC may prepare non-consolidated interim financial statements consisting of a balance sheet as of any date subsequent to the end of the last business year and an income statement for the period from the first day of the current business year to the date of such balance sheet. Interim financial statements so prepared by NSC must be audited by the Audit & Supervisory Board Members and the Accounting Auditor, as required by ordinances of the Ministry of Justice.

Stock Splits

NSC may at any time split shares in issue into a greater number of shares by resolution of the Board of Directors, and may in principle amend its Articles of Incorporation to increase the number of authorized shares to be issued in proportion to the relevant stock split pursuant to a resolution of the Board of Directors rather than a special shareholders resolution (as defined in “—Voting Rights” below) as is otherwise required for amending the Articles of Incorporation.

When a stock split is to be made, NSC must give public notice of the stock split, specifying the record date therefor, at least two weeks prior to such record date. Under the central book-entry transfer system operated by JASDEC, NSC must also give notice to JASDEC regarding a stock split at least two weeks prior to the relevant effective date. On the effective date of the stock split, the number of shares recorded in all accounts held by NSC’s shareholders at account managing institutions or JASDEC will be increased in accordance with the applicable ratio.

Consolidation of Shares

NSC may at any time consolidate shares in issue into a smaller number of shares by a special shareholders resolution (as defined in “—Voting Rights” below). When a consolidation of shares is to be made, NSC must give public notice or notice to each shareholder at least two weeks prior to the effective date of the consolidation of shares. Under the central book-entry transfer system operated by JASDEC, NSC must also give notice to JASDEC regarding a consolidation of shares at least two weeks prior to the effective date of the consolidation of shares. On the effective date of the consolidation of shares, the number of shares recorded in all accounts held by NSC’s shareholders at account managing institutions or JASDEC will be decreased in accordance with the applicable ratio. NSC must disclose the reason for the consolidation of shares at the general meeting of shareholders.

General Meeting of Shareholders

The ordinary general meeting of shareholders of NSC for each fiscal year is normally held in June in each year. In addition, NSC may hold an extraordinary general meeting of shareholders whenever necessary by giving notice of convocation thereof at least two weeks prior to the date set for the meeting.

Notice of convocation of a shareholders’ meeting setting forth the place, time, purpose thereof and certain matters set forth in the Companies Act and the ordinances of the Ministry of Justice, must be mailed to each shareholder having voting rights (or, in the case of a non-resident shareholder, to his or her standing proxy or mailing address in Japan) at least two weeks prior to the date set for the meeting. Under the Companies Act, such notice may be given to shareholders by electronic means, subject to the consent of the relevant shareholders. The record date for exercising voting rights at the ordinary general meeting of shareholders is March 31 of each year.

Any shareholder or group of shareholders of NSC holding at least 3% of the total number of voting rights for a period of six months or more may require the convocation of a general meeting of shareholders for a particular purpose by showing such a purpose and reason for convocation to a Representative Director. Unless such shareholders’ meeting is convened promptly or a convocation notice of a meeting which is to be held not later than eight weeks from the day of such demand is dispatched, the requiring shareholder may, upon obtaining a court approval, convene such shareholders’ meeting.

Any shareholder or group of shareholders of NSC holding at least 300 voting rights or 1% of the total number of voting rights for a period of six months or more may propose a matter to be considered at a general meeting of shareholders by showing such matter to a Representative Director at least eight weeks prior to the date of such meeting.

Under the Companies Act, any of minimum percentages, time periods and number of voting rights necessary for exercising the minority shareholder rights described above may be decreased or shortened if the articles of incorporation of a joint stock corporation so provide.

Voting Rights

So long as NSC maintains the unit share system (see “—Unit Share System” below; currently 100 shares constitute one unit) a holder of shares constituting one or more full units is entitled to one voting right per unit of shares subject to the limitations on voting rights set forth in the following two sentences. Any corporate or certain other entity, one-quarter or more of whose total voting rights are directly or indirectly owned by NSC, may not exercise its voting rights with respect to shares of Common Stock of NSC that it owns. In addition, NSC may not exercise its voting rights with respect to its shares that it owns. If NSC eliminates from its Articles of Incorporation the provisions relating to the unit of shares, holders of Common Stock will have one voting right for each share they hold. Except as otherwise provided by law or by the Articles of Incorporation, a resolution can be adopted at a general meeting of shareholders by a majority of the number of voting rights of all the shareholders entitled to exercise their voting rights represented at the meeting. The Companies Act and NSC’s Articles of Incorporation provide, however, that the quorum for the election of Directors and Audit & Supervisory Board Members shall not be less than one-third of the total number of voting rights of all the shareholders entitled to exercise their voting rights. NSC’s shareholders are not entitled to cumulative voting in the election of Directors. Shareholders may exercise their voting rights through proxies, provided that the proxies are also shareholders holding voting rights. NSC’s shareholders also may cast their votes in writing, or exercise their voting rights by electronic means pursuant to the method determined by the Board of Directors.

The Companies Act and NSC’s Articles of Incorporation provide that in order to amend the Articles of Incorporation and in certain other instances, including:

(1)	acquisition of its own shares from a specific party other than its subsidiaries;

(2)	consolidation of shares;

(3)

any offering of new shares at a “specially favorable” price (or any offering of stock acquisition rights to acquire shares of capital stock, or bonds with stock acquisition rights at “specially favorable” conditions) to any persons other than shareholders;

(4)	the removal of an Audit & Supervisory Board Member;

(5)	the exemption of liability of a Director, Audit & Supervisory Board Member or Accounting Auditor to a certain extent set forth in the Companies Act;

(6)	a reduction of stated capital with certain exceptions in which just a usual resolution of shareholders is required or a shareholders’ resolution is not required;

(7)	a distribution of in-kind dividends which meets certain qualifications;

(8)	dissolution, liquidation, merger, consolidation, or corporate split with certain exceptions in which a shareholders’ resolution is not required;

(9)	the transfer of the whole or a material part of the business;

(10)	the taking over of the whole of the business of any other corporation with certain exceptions in which a shareholders’ resolution is not required; or

(11)	share exchange or share transfer for the purpose of establishing 100% parent-subsidiary relationships with certain exceptions in which a shareholders’ resolution is not required;

the quorum shall be one-third of the total voting rights of all the shareholders and the approval by at least two-thirds of the voting rights of all the shareholders entitled to exercise their voting rights represented at the meeting is required, such process, a special shareholders resolution.

Pursuant to the terms of the Amended and Restated Deposit Agreement relating to ADRs evidencing ADSs (each ADS representing one share of Common Stock of NSC), as soon as practicable after receipt of notice of any meeting of shareholders of NSC, the Depositary (currently JPMorgan Chase Bank, N.A.) will mail to the record holders of ADRs a notice which will contain the information in the notice of the meeting. The record holders of ADRs on a date specified by the Depositary will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the shares of Common Stock of NSC represented by their ADSs. The Depositary will endeavor, in so far as practicable, to vote the number of shares of Common Stock of NSC represented by such ADSs in accordance with such instructions. In the absence of such instructions, the Depositary has agreed to give a discretionary proxy to a person designated by NSC to vote in favor of any proposals or recommendations of NSC. However, such proxy may not be given (i) with respect to any matter which NSC informs the Depositary that NSC does not wish such proxy given, (ii) with respect to any matter to which there exists substantial opposition of the record holder of ADRs, or (iii) for any proposal that has, if approved, a materially adverse effect on the rights of shareholders of NSC.

Issue of Additional Shares

Holders of NSC’s shares of Common Stock have no pre-emptive rights under the Companies Act. Authorized but unissued shares may be issued at such times and upon such terms as the Board of Directors determines, subject to the limitations as to the offering of new shares at a “specially favorable” price mentioned under—“Voting Rights” above. In the case of an issuance or transfer of NSC’s shares of Common Stock or stock acquisition rights by way of an allotment to a third party which would dilute the outstanding voting shares by 25% or more or change the controlling shareholder, in addition to a resolution of the Board of Directors, the approval of the shareholders or an affirmative opinion from a person independent of our management is generally required pursuant to the regulations of the Japanese stock exchanges. Under the Companies Act, in the case of an issuance or transfer of NSC’s shares of Common Stock or stock acquisition rights by way of an allotment to a third party whereby the third party will hold more than 50% of the voting rights of all NSC’s shareholders, NSC shall notify (including a public notice) its shareholders of the information regarding such third-party allotment no later than two weeks prior to the payment date for the issue or transfer of the shares. If shareholders who hold one-tenth or more of the voting rights of all shareholders give notices to NSC to the effect that they dissent from the third-party allotment within two weeks from the day of the notice from NSC, the approval by an ordinary resolution of a general meeting of shareholders is generally required no later than the day immediately preceding the payment date. The Board of Directors may determine that shareholders shall be given subscription rights regarding a particular issue of new shares, in which case such rights must be given on uniform terms to all shareholders as at a record date at least two weeks prior to which public notice must be given. Each of the shareholders to whom such rights are given must also be given notice of the expiry thereof at least two weeks prior to the date on which such rights expire.

Subject to certain conditions, NSC may issue stock acquisition rights or bonds with stock acquisition rights by a resolution of the Board of Directors. Holders of stock acquisition rights may exercise their rights to acquire a certain number of shares within the exercise period as prescribed in the terms of their stock acquisition rights. Upon the exercise of stock acquisition rights, NSC will be obliged to issue the relevant number of new shares or alternatively to transfer the necessary number of treasury stock held by it. NSC may determine by a resolution of the Board of Directors at the time of offerings that a transfer of the stock acquisition rights shall require the approval of NSC. Whether NSC will determine such a matter in future stock acquisition rights offerings will depend upon the circumstances at the time of such offerings.

Liquidation Rights

In the event of a liquidation of NSC, the assets remaining after payment of all debts and liquidation expenses and taxes will be distributed among shareholders in proportion to the respective numbers of shares of Common Stock held.

Record Date

As mentioned above (see “—Distribution of Surplus—General” above), March 31 is the record date for NSC’s year-end dividends. So long as NSC maintains the unit share system, the shareholders who are registered as the holders of one or more units of shares in NSC’s registers of shareholders at the end of each March 31 are entitled to exercise shareholders’ rights at the ordinary general meeting of shareholders with respect to the business year ending on such March 31. September 30 is the record date for interim dividends. In addition, NSC may set a record date for determining the shareholders entitled to other rights and for other purposes by giving at least two weeks’ prior public notice. Under the Book-entry Transfer Act, JASDEC is required to give NSC a notice of the names and addresses of the shareholders, the number of shares held by them and other relevant information as of each such record date, and NSC’s register of shareholders shall be updated accordingly.

The shares generally goes ex-dividends or ex-rights on Japanese stock exchanges on the second business day prior to a record date (or if the record date is not a business day, the third business day prior thereto), for the purpose of dividends or rights offerings.

Acquisition by NSC of its Common Stock

Under the Companies Act and NSC’s Articles of Incorporation, NSC may acquire its own shares of Common Stock (i) from a specific shareholder other than any of its subsidiaries (pursuant to a special shareholders resolution), (ii) from any of its subsidiaries (pursuant to a resolution of the Board of Directors), or (iii) by way of purchase on any Japanese stock exchange on which NSC’s shares of Common Stock are listed or by way of tender offer (as long as its non-consolidated annual financial statements and certain documents for the last business year fairly present its asset and profit or loss status, as required by ordinances of the Ministry of Justice) (in either case pursuant to an ordinary resolution of a general meeting of shareholders or a resolution of the Board of Directors). In the case of (i) above, any other shareholder may make a request to NSC that such other shareholder be included as a seller in the proposed purchase, provided that no such right will be available if the purchase price or any other consideration to be received by the relevant specific shareholder will not exceed the last trading price of the shares on the relevant stock exchange on the day immediately preceding the date on which the resolution mentioned in (i) above was adopted (or, if there is no trading in the shares on the stock exchange or if the stock exchange is not open on such day, the price at which the shares are first traded on such stock exchange thereafter).

Shares acquired by NSC may be held for any period or may be cancelled by a resolution of the Board of Directors. NSC may also transfer such shares to any person, subject to a resolution of the Board of Directors and to other requirements similar to those applicable to the issuance of new shares, as described in “Issue of additional shares” above. NSC may also utilize its treasury stock for the purpose of transfer to any person upon exercise of stock acquisition rights or for the purpose of acquiring another company by way of merger, share exchange or corporate split through exchange of treasury stock for shares or assets of the acquired company.

Unit Share System

The Articles of Incorporation of NSC provide that 100 shares constitute one unit of shares of Common Stock. Although the number of shares constituting one unit is included in the Articles of Incorporation, any amendment to the Articles of Incorporation reducing (but not increasing) the number of shares constituting one unit or eliminating the provisions for the unit of shares may be made by a resolution of the Board of Directors rather than by a special shareholders resolution, which is otherwise required for amending the Articles of Incorporation. The number of shares constituting one unit, however, cannot exceed 1,000 nor 0.5% of total number of issued shares.

Under the unit share system, shareholders shall have one voting right for each unit of shares that they hold. Any number of shares less than a full unit will carry no voting rights.

Under the central book-entry transfer system operated by JASDEC, shares constituting less than one unit are generally transferable. Under the rules of the Japanese stock exchanges, however, shares constituting less than one unit do not comprise a trading unit, except in limited circumstances, and accordingly may not be sold on the Japanese stock exchanges.

A holder of shares constituting less than one unit may require NSC to purchase such shares at their market value in accordance with the provisions of the Regulations Relating to Shares of NSC. In addition, the Articles of Incorporation of NSC provide that a holder of shares constituting less than one unit may request NSC to sell to such holder such amount of shares which will, when added together with the shares constituting less than one unit held by such holder, constitute one unit of stock, in accordance with the provisions of the Regulations Relating to Shares of NSC. As prescribed in the Regulations Relating to Shares, such requests shall be made through an account management institution and JASDEC pursuant to the rules set by JASDEC, without going through the notification procedure required for the exercise of shareholders’ rights entitled regardless of record dates as described in “—Distribution of Surplus—General” above.

A holder who owns ADRs evidencing less than 100 ADSs will indirectly own less than one full unit of shares of Common Stock. Although, as discussed above, under the unit share system holders of less than one unit have the right to require NSC to purchase their shares or sell shares held by NSC to such holders, holders of ADRs evidencing ADSs that represent other than integral multiples of units are unable to withdraw the underlying shares of Common Stock representing less than one unit and, therefore, are unable, as a practical matter, to exercise the rights to require NSC to purchase such underlying shares or sell shares held by NSC to such holders. As a result, access to the Japanese markets by holders of ADRs through the withdrawal mechanism will not be available for dispositions of shares of Common Stock in lots less than one unit. The unit share system does not affect the transferability of ADSs, which may be transferred in lots of any size.

Sale by NSC of shares held by shareholders whose location is unknown

NSC is not required to send a notice to a shareholder if a notice to such shareholder fails to arrive at the registered address of the shareholder in NSC’s register of shareholders or at the address otherwise notified to NSC continuously for five years or more.

In addition, NSC may sell or otherwise dispose of shares of Common Stock for which the location of the shareholder is unknown. Generally, if (i) notices to a shareholder fail to arrive continuously for five years or more at the shareholder’s registered address in NSC’s register of shareholders or at the address otherwise notified to NSC, and (ii) the shareholder fails to receive distribution of Surplus on the shares continuously for five years or more at the address registered in NSC’s register of shareholders or at the address otherwise notified to NSC, NSC may sell or otherwise dispose of the shareholder’s shares by a resolution of the Board of Directors and after giving at least three months’ prior public and individual notice, and hold or deposit the proceeds of such sale or disposal of shares at the then market price of the shares for the shareholder, the location of which is unknown.

Reporting of Substantial Shareholdings, etc.

The FIEA and regulations thereunder requires any person, regardless of his/her residence, who has become, beneficially and solely or jointly, a holder of more than 5% of the total issued shares with voting rights of common stock of a company listed on any Japanese stock exchange or whose shares are traded on the over-the-counter market in Japan, to file with the Director-General of a competent Local Finance Bureau of Ministry of Finance within five business days from the date of becoming such holder a Substantial Shareholding Report.

A similar report must also be filed in respect to any subsequent change of 1% or more in any such holding or any change in material matters set out in reports previously filed, with certain exceptions. For this purpose, shares issuable to such person upon conversion of convertible securities or exercise of share subscription warrants or stock acquisition rights are taken into account in determining both the number of shares with voting rights held by such holder and the issuer’s total issued share capital. Any such report shall be filed with the Director General of the relevant Finance Bureau of the Ministry of Finance through the Electronic Disclosure for Investors’ Network (EDINET) system. Copies of such report must also be furnished to the issuer of such shares.

Except for the general limitations under Japanese anti-trust and anti-monopoly regulations on holding shares of common stock of a Japanese corporation which leads or may lead to a restraint of trade or a monopoly, except for the limitations under the Foreign Exchange Regulations as described in “Exchange Controls” below, and except for general limitations under the Companies Act or NSC’s Articles of Incorporation on the rights of shareholders applicable regardless of residence or nationality, there is practically no limitation under Japanese laws and regulations applicable to NSC or under its Articles of Incorporation on the rights of non-resident or foreign shareholders to hold the shares of Common Stock of NSC or exercise voting rights thereon.

There is no provision in NSC’s Articles of Incorporation that would have an effect of delaying, deferring or preventing a change in control of NSC and that would operate only with respect to merger, consolidation, acquisition or corporate restructuring involving NSC. NSC established the Basic Policy on the Composition of Persons to Control the Decision-Making over the Financial and Business Policies.

Basic Policy on the Composition of Persons to Control the Decision-Making over the Financial and Business Policies.

Under our corporate philosophy that the Group will pursue world-leading technologies and manufacturing capabilities, and contribute to society by providing excellent products and services, the Group aims to improve its corporate value, and further the common interests of its shareholders, by enhancing its competitiveness and profitability through the planning and execution of management strategies.

NSC believes that in the event a third party proposes the acquisition of substantial shareholdings in (a “Takeover Proposal”), the ultimate decision as to whether or not to accept the Takeover Proposal should be made by the then shareholders of NSC. On the other hand, NSC believes that such Takeover Proposals could include those with the potential to cause clear damage to the corporate value of NSC or the common interests of the shareholders of NSC or those with the potential to coerce shareholders into selling their shares of NSC.

Consequently, NSC will closely monitor the status of traded shares of NSC and changes of its shareholders in order to prepare for such potential disadvantages to the shareholders of NSC in the event of a Takeover Proposal, and, where a Takeover Proposal is actually made, will make efforts to enable its shareholders to make an appropriately informed judgment based on sufficient information and with a reasonable time period to consider such proposal.

If a Takeover Proposal is reasonably judged to have the potential to damage the corporate value of NSC, which could result in harm to the common interests of shareholders of NSC, NSC will aim to protect its corporate value and the common interests of its shareholders by taking prompt and appropriate measures to the extent permitted under the then applicable laws and regulations.

Daily Price Fluctuation Limits Under Japanese Stock Exchange Rules

Stock prices on Japanese stock exchanges are determined on a real-time basis by the balance between bids and offers. These stock exchanges are order-driven markets without specialists or market makers to guide price formation. In order to prevent excessive volatility, these stock exchanges set daily upward and downward price range limitations for each listed stock, based on the previous day’s closing price. Although transactions may continue at the upward or downward limit price if the limit price is reached on a particular trading day, no transactions may take place outside these limits. Consequently, an investor wishing to sell at a price above or below the relevant daily limit on these stock exchanges may not be able to effect a sale at such price on a particular trading day, or at all.

C.	Material Contracts

NSC has no material contracts aside from those entered in its ordinary course of business.

D.	Exchange Controls

The Foreign Exchange and Foreign Trade Act of Japan and its related cabinet orders and ministerial ordinances (the “Foreign Exchange Regulations”) govern the acquisition and holding of shares of Common Stock of NSC by “exchange non-residents” and by “foreign investors.” The Foreign Exchange Regulations currently in effect may affect transactions between exchange non-residents to purchase or sell shares in certain circumstances, even if such transactions are being made outside Japan using currencies other than Japanese yen.

Exchange non-residents are:

(i)	individuals who do not reside in Japan; and

(ii)	corporations whose principal offices are located outside Japan.

Generally, branches and other offices of non-resident corporations that are located within Japan are regarded as residents of Japan. Conversely, branches and other offices of Japanese corporations located outside Japan are regarded as exchange non-residents.

Foreign investors are:

(i)	individuals who are exchange non-residents;

(ii)	corporations that are organized under the laws of foreign countries or whose principal offices are located outside of Japan; and

(iii)

corporations (1) of which 50% or more of their shares are held by individuals who are exchange non-residents and/or corporations (a) that are organized under the laws of foreign countries or (b) whose principal offices are located outside of Japan or (2) a majority of whose officers, or officers having the power of representation, are individuals who are exchange non-residents.

In general, the acquisition of shares of a Japanese company (such as the shares of Common Stock of NSC) by an exchange non-resident from a resident of Japan is not subject to any prior filing requirements. In certain circumstances, however, the Minister of Finance may require prior approval of an acquisition of this type. While prior approval, as described above, is not required, in the case where a resident of Japan transfers shares of a Japanese company (such as the shares of Common Stock of NSC) for consideration exceeding 100 million yen to an exchange non-resident, the resident of Japan who transfers the shares is required to report the transfer to the

Minister of Finance within 20 days from the date of the transfer or the payment or the receipt of payment for the transfer, whichever is later, unless the transfer was made through a bank or financial instruments business operator licensed or registered under Japanese law.

If a foreign investor acquires shares of a Japanese company that is listed on a Japanese stock exchange (such as the shares of Common Stock of NSC) or that is traded on an over-the-counter market in Japan and, as a result of the acquisition, the foreign investor, in combination with any existing holdings, directly or indirectly holds 10% or more of the issued shares of the relevant company, the foreign investor must file a report of the acquisition with the Minister of Finance and any other competent Ministers having jurisdiction over that Japanese company on or before the 15th day of the month following the month in which such acquisition was made. However, in certain circumstances, such as where a business of a Japanese company falls under any business related to the national security of Japan or to maintenance of public safety, etc. which is listed in a schedule included in the Foreign Exchange Regulations, or where the foreign investor is in a country that is not listed in an exemption schedule included in the Foreign Exchange Regulations, a prior notification of the acquisition must be filed with, and the proposed acquisition must be subject to an examination process by, the Minister of Finance and any other competent Ministers, who may then modify or prohibit the proposed acquisition. In such circumstances, the foreign investor must wait until the examination process is completed, which ordinarily takes 30 days after the filing in principle although such waiting period may be shortened or extended to up to five months. NSC believes that certain businesses of NSC fall under businesses listed in the above-mentioned schedule in the Foreign Exchange Regulation, and thus, a foreign investor must file a prior notification of the acquisition with, and must be subject to an examination process by, the Minister of Finance and any other competent Ministers.

Under the Foreign Exchange Regulations, dividends paid on and the proceeds from the sale in Japan of shares of Common Stock of NSC held by non-residents of Japan may generally be converted into any foreign currency and repatriated abroad.

E.	Taxation

You are urged to consult your own tax advisor regarding the United States federal, state and local and the Japanese and other tax consequences of owning and disposing of our shares in your particular circumstances.

Japanese	Tax Consequences

Ownership and Disposition of NSC Shares

Generally, a non-resident holder will be subject to Japanese income tax collected by way of withholding on dividends (meaning in this section distributions made from NSC’s retained earnings for the Companies Act purposes) NSC pays with respect to shares of its common stock and such tax will be withheld prior to payment of dividends. Stock splits generally are not subject to Japanese income or corporation tax.

For the purpose of Japanese taxation, a non-resident holder of ADSs is generally treated as a beneficial owner of the shares of NSC’s common stock underlying the ADSs evidenced by the ADRs. Deposits or withdrawals of shares of NSC’s common stock by a non-resident holder in exchange for ADSs are generally not subject to Japanese income or corporation tax.

In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax or allowing exemption from Japanese withholding tax, the rate of the Japanese withholding tax applicable to dividends paid by Japanese corporations on their shares of stock to non-resident holders is generally 20.42% (or 20% for dividends due and payable on or after January 1, 2038) under Japanese tax law. However, with respect to dividends paid on listed shares issued by a Japanese corporation (such as shares of NSC’s common stock or ADSs) to non-resident holders, other than any individual shareholder who holds 3% or more of the total number of shares issued by the relevant Japanese corporation (to whom the aforementioned withholding tax rate will still apply), the aforementioned withholding tax rate is reduced to (i) 15.315% for dividends due and payable up to and including December 31, 2037 and (ii) 15% for dividends due and payable on or after January 1, 2038. The withholding tax rates described above include the special reconstruction surtax (2.1% multiplied by the original applicable withholding tax rate, i.e., 15% or 20%, as the case may be), which is imposed during the period from and including January 1, 2013 to and including December 31, 2037, to fund the reconstruction from the Great East Japan Earthquake.

If distributions were made from NSC’s capital surplus, rather than retained earnings, for the Companies Act purposes, the portion of such distributions in excess of the amount corresponding to a pro rata portion of return of capital as determined under Japanese tax laws would be deemed dividends for Japanese tax purposes, while the rest would be treated as return of capital for Japanese tax purposes. The deemed dividend portion, if any, would generally be subject to the same tax treatment as dividends as described above, and the return of capital portion would generally be treated as proceeds derived from the sale of shares and subject to the same tax treatment as sale of shares of NSC’s common stock as described below. Distributions made in consideration of repurchase by NSC of NSC’s own shares or in connection with certain reorganization transactions (e.g., merger) will be treated substantially in the same manner.

Japan has income tax treaties whereby the withholding tax rate (including the special reconstruction surtax) may be generally reduced to 10% for portfolio investors with the United States. In addition, under the income tax treaty between the United States and Japan, dividends paid to pension funds which are qualified U.S. residents eligible to enjoy treaty benefits are exempt from Japanese income taxation by way of withholding or otherwise unless the dividends are derived from the carrying on of a business, directly or indirectly, by the pension funds. Under Japanese tax law, any reduced maximum rate applicable under a tax treaty shall be available when such maximum rate is below the rate otherwise applicable under the Japanese tax law referred to in the preceding paragraph with respect to the dividends to be paid by us on shares of NSC’s common stock.

Non-resident holders who are entitled under an applicable tax treaty to a reduced rate of, or exemption from, Japanese withholding tax on any dividends on shares of NSC’s common stock are, in principle, required to submit, through the withholding agent to the relevant tax authority prior to the payment of dividends, an Application Form for Income Tax Convention regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends together with any required forms and documents. With respect to ADSs, this reduced rate or exemption is applicable if the Depositary or its agent submits two Application Forms (one before payment of dividends, the other within eight months after the record date concerning such payment of dividends) together with certain other documents to the Japanese tax authority. To claim this reduced rate or exemption, any relevant non-resident holder of ADSs will be required to file a proof of taxpayer status, residence and beneficial ownership (as applicable) and to provide other information or documents as may be required by the Depositary. A standing proxy for a non-resident holder may be used in order to submit the application on a non-resident holder’s behalf. Non-resident holders who are entitled, under any applicable tax treaty, to a reduced rate of Japanese withholding tax below the rate otherwise applicable under Japanese tax law, or exemption therefrom, as the case may be, but fail to submit the required application in advance may nevertheless be entitled to claim a refund from the relevant Japanese tax authority of withholding taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident holders are entitled to a reduced treaty rate under the applicable tax treaty) or the full amount of tax withheld (if such non-resident holders are entitled to an exemption under the applicable tax treaty), as the case may be, by complying with a certain subsequent filing procedure. NSC does not assume any responsibility to ensure withholding at the reduced treaty rate, or exemption therefrom, for shareholders who would be eligible under an applicable tax treaty but who do not follow the required procedures as stated above.

Gains derived from the sale of shares of NSC’s common stock or ADSs outside Japan by a non-resident holder that is a portfolio investor will generally not be subject to Japanese income or corporation taxes, unless those gains are attributable to a permanent establishment that such non-resident holder maintains in Japan.

Japanese inheritance and gift taxes, at progressive rates, may be payable by an individual who has acquired from another individual shares of NSC’s common stock or ADSs as a legatee, heir or donee, even if the acquiring individual is not a Japanese resident.

Holders of NSC’s shares of common stock or ADSs should consult their tax advisors regarding the effect of these taxes and, in the case of U.S. Holders (hereinafter defined), the possible application of the Estate and Gift Tax Treaty between the U.S. and Japan.

Material U.S. Federal Income Tax Consequences

This section describes the material U.S. federal income tax consequences of the ownership of shares of our common stock or ADSs. It applies to you only if you hold shares of our common stock or ADSs as capital assets for U.S. federal income tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a dealer in securities or foreign currencies,

•	regulated investment companies,

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,

•	a tax-exempt organization,

•	a bank, financial institution, or insurance company,

•	a person liable for alternative minimum tax,

•	a person that actually or constructively owns 5% or more of the combined voting power of our voting stock or of the total value of our stock,

•	a person that holds our common stock or ADSs as part of a straddle or a hedging, conversion, or other risk reduction transaction for U.S. federal income tax purposes,

•	a person that sells our common stock or ADSs as part of a wash sale for tax purposes, or

•	a U.S. Holder (as defined below) whose functional currency is not the dollar.

This section is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations, published rulings and court decisions, and the laws of Japan all as currently in effect, as well as on the Convention Between the Government of the United States of America and the Government of Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Treaty”). These laws are subject to change, possibly on a retroactive basis.

In general, for U.S. federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares of our common stock represented by those ADRs, and exchanges of shares of our common stock for ADRs, and exchanges of ADRs for shares of our common stock, will not be subject to U.S. federal income tax. Therefore, the following discussion of U.S. federal income tax consequences also applies to you if, after the Share Exchange, you exchange your shares of our common stock for our ADSs, provided that the obligations contemplated by the deposit agreement between us and the depositary for our ADR facility are performed in accordance with their terms.

If a partnership holds the shares of common stock or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the shares of common stock or ADSs should consult its tax advisor with regard to the U.S. federal income tax treatment of the ownership of shares of our common stock or ADSs.

No statutory, judicial or administrative authority directly discusses how the ownership of our common stock or ADSs should be treated for U.S. federal income tax purposes. As a result, the U.S. federal income tax consequences of the ownership of our common stock or ADSs are uncertain. You should consult your own tax advisor regarding the U.S. federal, state and local and foreign and other tax consequences of owning and disposing of shares of our common stock or ADSs in your particular circumstances.

U.S. Holders

For the purposes of this discussion, you are a “U.S. Holder” if you are a beneficial owner of shares or ADSs and you are:

•	an individual that is a citizen or resident of the United States,

•	a corporation, or other entity taxable as a corporation, created or organized under the laws of the United States,

•	an estate whose income is subject to U.S. federal income tax regardless of its source, or

•	a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.

Tax Consequences of Owning Our Common Stock

Taxation of Dividends. Under the U.S. federal income tax laws, and subject to the discussion of PFIC taxation below, if you are a U.S. Holder, the gross amount of any dividend paid by us out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) is subject to U.S. federal income taxation. Dividends will be taxed as ordinary income to the extent that they are paid out of our current or accumulated earnings and profits. If you are a noncorporate U.S. Holder, dividends that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Subject to the discussion regarding PFIC taxation below, we expect that dividends we pay with respect to the shares or ADSs generally will be qualified dividend income.

You must include any foreign tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you, in the case of shares, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The amount of the dividend distribution that you must include in your income as a U.S. Holder will be the dollar value of the yen payments made, determined at the spot yen/dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into dollars will be treated as ordinary income or loss and will not be eligible for the special tax rates applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares of our common stock or ADSs, causing a reduction in your adjusted basis in our common stock or ADSs, and thereafter as capital gain. However, we do not expect to calculate earnings and profits in accordance with U.S. federal income tax principles. Accordingly, you should expect to generally treat distributions we make as dividends.

Subject to certain limitations, the Japanese tax withheld in accordance with the Treaty and paid over to Japan will be creditable or deductible against your U.S. federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. To the extent a refund of the tax withheld is available to you under Japanese law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against your U.S. federal income tax liability. See “—Japanese Tax Consequences—Ownership and Disposition of NSC Shares” above.

Dividends paid by us will be foreign source income and will generally be “passive” income for purposes of computing the foreign tax credit allowable to you.

Taxation of Capital Gains. Subject to the discussion of PFIC taxation below, if you are a U.S. Holder and you sell or otherwise dispose of your shares of our common stock or ADSs, you will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the dollar value of the amount that you realize and your tax basis, determined in dollars, in those shares or ADSs. Capital gain of a noncorporate U.S. Holder is generally taxed at preferential rates when the holder has a holding period greater than one year. The gain or loss will generally be U.S. source income or loss for foreign tax credit limitation purposes. The deduction of capital losses is subject to limitations.

PFIC Considerations—Consequences of Holding Our Stock

We believe that shares of our common stock and ADSs should not be treated as stock of a PFIC for U.S. federal income tax purposes, but this conclusion is a factual determination made annually and thus may be subject to change. If we were to be treated as a PFIC, gain realized on the sale or other disposition of your shares of our common stock or ADSs would in general not be treated as capital gain. Instead, you would generally be treated as if you had realized such gain and certain “excess distributions” ratably over your holding period for the shares of our common stock or ADSs and would generally be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, your shares of our common stock or ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your shares of our common stock or ADSs.

Dividends that you receive from us will not be eligible for the special tax rates applicable to qualified dividend income if we are a PFIC (or is treated as a PFIC with respect to you) either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

Medicare Tax on Net Investment Income

A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax (the “Medicare tax”) on the lesser of (i) the U.S. Holder’s “net investment income” (or “undistributed net investment income” in the case of an estate or trust) for the relevant taxable year and (ii) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000, depending on the individual’s circumstances). A U.S. Holder’s net investment income generally includes its dividend income and its net gains from the disposition of shares of common stock or ADSs, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. Holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the shares of common stock or ADSs.

Non-U.S. Holders

For the purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of our stock that is not a U.S. person for U.S. federal income tax purposes.

Taxation of Dividends. If you are a Non-U.S. Holder, dividends paid to you in respect of our common stock or ADSs will not be subject to U.S. federal income tax unless the dividends are “effectively connected” with your conduct of a trade or business within the United States, and the dividends are attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to U.S. taxation on a net income basis. In such cases you generally will be taxed in the same manner as a U.S. Holder. If you are a corporate Non-U.S. Holder, “effectively connected” dividends may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Taxation of Capital Gains. If you are a Non-U.S. Holder, you will not be subject to U.S. federal income tax on gain recognized on the sale or other disposition of your shares of our common stock or ADSs unless:

•

the gain is “effectively connected” with your conduct of a trade or business in the United States, and, the gain is attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to U.S. taxation on a net income basis, or

•	you are an individual, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist.

If you are a corporate Non-U.S. Holder, “effectively connected” gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Information with Respect to Foreign Financial Assets

Owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. You are urged to consult your tax advisors regarding the application of this reporting requirement to your ownership of the shares of common stock or ADSs.

Backup Withholding and Information Reporting

If you are a noncorporate U.S. Holder, information reporting requirements, on IRS Form 1099, generally will apply to dividend payments or other taxable distributions made to you within the United States, and the payment of proceeds to you from the sale of shares of our common stock or ADSs effected at a U.S. office of a broker.

Additionally, backup withholding may apply to such payments if you fail to comply with applicable certification requirements or (in the case of dividend payments) are notified by the IRS that you have failed to report all interest and dividends required to be shown on your federal income tax returns.

If you are a Non-U.S. Holder, you are generally exempt from backup withholding and information reporting requirements with respect to dividend payments made to you outside the United States by us or another non-U.S. payor. You are also generally exempt from backup withholding and information reporting requirements in respect of dividend payments made within the United States and the payment of the proceeds from the sale of shares or ADSs effected at a U.S. office of a broker, as long as either (i) the payor or broker does not have actual knowledge or reason to know that you are a U.S. person and you have furnished a valid IRS Form W-8 or other documentation upon which the payor or broker may rely to treat the payments as made to a non-U.S. person, or (ii) you otherwise establish an exemption.

Payment of the proceeds from the sale of shares or ADSs effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker could be subject to information reporting in the same manner as a sale within the United States (and in certain cases may be subject to backup withholding as well) if (i) the broker has certain connections to the United States, (ii) the proceeds or confirmation are sent to the United States or (iii) the sale has certain other specified connections with the United States.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by properly filing a refund claim with the IRS.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

NSC is a “foreign private issuer” and, under the rules adopted under the Exchange Act, is exempt from some requirements of the Exchange Act, including the proxy and information provision of Section 14 of the Exchange Act and the reporting and liability provisions applicable to officers, directors and significant shareholders under Section 16 of the Exchange Act.

NSC is subject to the informational requirements of the Exchange Act and, in accordance therewith, the Company will file with the SEC annual reports on Form 20-F within four months of our fiscal year-end and other reports and information on Form 6-K. These reports and other information can be accessed via the Electronic Data Gathering, Analysis, and Retrieval system on the SEC’s website at http://www.sec.gov. You may also access information about NSC through our corporate website https://www.nipponsteel.com/en/. The information contained in both websites is not incorporated by reference into this annual report.

NSC files annual and quarterly securities reports and other reports, in Japanese, under the FIEA with the applicable Local Finance Bureau in Japan.

I.	Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

The information required by this item is set forth in “(4) Risk management” of Note 33 “Financial Instruments” to our consolidated financial statements included in this annual report.

Item 12.	Description of Securities Other Than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Not applicable.

Part II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

NSC, under the supervision and with the participation of its management, including the Representative Director and President, who is NSC’s principal executive officer, and the Representative Director and Executive Vice Presidents, who are NSC’s principal financial officers, performed an evaluation of the effectiveness of the respective disclosure controls and procedures of NSC as of March 31, 2019. Its management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, NSC’s Representative Director and President and Representative Director and Executive Vice Presidents concluded that the disclosure controls and procedures are effective at the reasonable assurance level for recording, processing, summarizing and reporting the information that NSC is required to disclose in the reports it files under the Exchange Act, within the time periods specified in the SEC’s rules and forms. This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by the SEC for newly public companies.

Item 16A.	Audit Committee Financial Expert

The Board of Directors of NSC has determined that it does not have an “audit committee financial expert” within the meaning of the rules of the SEC serving on the Audit & Supervisory Board. NSC is not subject to Rule 10A-3 under the Exchange Act, and does not have a separate audit committee. Moreover, under the Companies Act, NSC is not required to have an audit committee financial expert. The Audit & Supervisory Board must fulfill requirements under Japanese laws and regulations and otherwise follow Japanese corporate governance practices, and the qualifications for, and powers of, Audit & Supervisory Board Members delineated in the Companies Act are different from those anticipated for audit committee financial experts. The Audit & Supervisory Board Members have the authority to receive reports from the accounting firm concerning audits, elected by the shareholders as an accounting auditor of NSC under the Companies Act, and to engage outside experts as they deem appropriate to provide them with advice on matters related to their responsibilities. Although NSC does not have an audit committee financial expert on its Audit & Supervisory Board, NSC believes that its current corporate governance system, taken as a whole, including the Audit & Supervisory Board Members’ ability to consult internal and external experts, is prudent and in accordance with accepted governance practices in its home jurisdiction.

Item 16B.	Code of Ethics

NSC has not adopted a code of ethics within the meaning of the rules of the SEC because NSC believes that its corporate culture and corporate philosophy, which identifies carrying out its business in a highly ethical manner as a top priority, together with rules promoting compliance with applicable laws and regulations and prohibiting insider trading, are reasonably designed to promote honest and ethical conduct, full, fair, accurate, timely and understandable disclosure, and compliance with laws and regulations among its executives and employees.

Item 16C.	Principal Accountant Fees and Services

Fees paid to Principal Accountant

The following table presents fees for audit and other services rendered by KPMG AZSA LLC for the fiscal years ended March 31, 2019 and 2018.

	For the fiscal years ended March 31,
	2019	2018
	(in millions of yen)
Audit Fees(1)	¥1,448	¥1,498
Audit-Related Fees(2)	14	7
Tax Fees(3)	151	156
All Other Fees(4)	24	21

Total	¥1,638	¥1,683

Notes:

(1)	Audit Fees consist of fees for the annual audit services engagement and other audit services that only the external auditor can provide.
(2)	Audit-Related Fees consist of fees billed for assurance and related services.
(3)	Tax Fees primarily consist of fees for professional services relating to tax compliance, tax advice and tax planning.
(4)	All Other Fees consist of fees primarily for services with respect to advisory services other than the services reported in notes (1) through (3).

Policies and Procedures of the entire Board of Directors

NSC is not subject to Rule 10A-3 under the Exchange Act, and does not have a separate audit committee. Therefore pursuant to U.S. securities laws and regulations, NSC’s entire Board of Directors is instead responsible, for the engagement of our independent public accountants. The entire Board of Directors has established the policies and procedures for the pre-approval of audit and permissible non-audit services performed by NSC’s independent public accountants.

Under the policy, the entire Board of Directors authorizes general pre-approval of audit and permissible non-audit services for the following fiscal year. Upon the general pre-approval of the entire Board of Directors, no specific pre-approval for audit and permissible non-audit services is required so long as those services fall within the scope of the general pre-approval provided.

Applications to provide services that require specific pre-approval by the entire Board of Directors will be submitted to the entire Board of Directors.

The entire Board of Directors also determines whether or not to revise the general pre-approval for the applicable fiscal year. The performance of audit and permissible non-audit services and the payment of fees are subject to the review of the entire Board of Directors at least once every fiscal year.

There were no fees approved pursuant to the procedures described in paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X, which provides for an exception to the general requirement for pre-approval in certain circumstances, for the fiscal years ended March 31, 2019 and 2018.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

Not applicable.

Item 16H.	Mine Safety Disclosure

Not applicable.

Part III

Item 17.	Financial Statements

In lieu of responding to this item, we have responded to Item 18 of this annual report on Form 20-F.

Item 18.	Financial Statements

The information required by this item is set forth in our consolidated financial statements included in this annual report.

Item 19.	Exhibits

NSC has filed the following documents as exhibits to this annual report.

Exhibit Number	Description
Exhibit 1.1	Articles of Incorporation of Nippon Steel Corporation (English translation)
Exhibit 1.2	Regulations Relating to Shares of Nippon Steel Corporation (English translation)
Exhibit 1.3	Regulations of the Board of Directors of Nippon Steel Corporation (English translation)
Exhibit 1.4	Regulations of the Audit & Supervisory Board of Nippon Steel Corporation (English translation)
Exhibit 12.1	The certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a))
Exhibit 12.2	The certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a))
Exhibit 13.1	The certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)
Exhibit 13.2	The certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)
Exhibit 101.INS*	XBRL Instance Document
Exhibit 101.SCH*	XBRL Taxonomy Extension Schema Document
Exhibit 101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
Exhibit 101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
Exhibit 101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
Exhibit 101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	To be filed by amendment pursuant to Rule 405(f)(2) of Regulation S-T

We have not included as exhibits certain instruments with respect to our long-term debt where the amount of debt authorized under each such debt instrument does not exceed 10% of our total assets. We will furnish a copy of any such instrument to the SEC upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NIPPON STEEL CORPORATION

By:	/s/ Eiji Hashimoto
Name: Eiji Hashimoto
Title: Representative Director and President

Date: July 16, 2019

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Nippon Steel Corporation:

Opinion on the Consolidated Financial Statements

We have audited the accompanying Consolidated Statements of Financial Position of Nippon Steel Corporation and subsidiaries (the Group) as of March 31, 2019 and March 31, 2018, the related Consolidated Statements of Profit or Loss, Comprehensive Income or Loss, Changes in Equity, and Cash flows for each of the years in the three-year period ended March 31, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of March 31, 2019 and March 31, 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG AZSA LLC

We have served as the Group’s auditor since 2006.

Tokyo, Japan

July 11, 2019

Consolidated Statements of Financial Position

		(Millions of Yen)
	Notes	As of March 31, 2019	As of March 31, 2018
Assets
Current assets
Cash and cash equivalents	9, 33	163,176	142,869
Trade and other receivables	10, 33, 34	968,333	832,040
Inventories	11	1,567,116	1,399,821
Other financial assets	33	16,915	19,178
Other current assets		143,669	139,066

Total current assets		2,859,211	2,532,977

Non-current assets
Property, plant and equipment	12, 13, 19 30	3,246,669	3,123,857
Goodwill	8, 14, 30	52,803	42,263
Intangible assets	14	106,131	97,131
Investments accounted for using the equity method	15 30	793,146	799,239
Other financial assets	33	812,668	1,007,627
Defined benefit assets	20	82,247	109,010
Deferred tax assets	16	88,357	34,944
Other non-current assets		8,292	9,082

Total non-current assets		5,190,316	5,223,157

Total assets		8,049,528	7,756,134

Liabilities and equity
Liabilities
Current liabilities
Trade and other payables	17, 33	1,611,403	1,580,597
Bonds, borrowings and lease liabilities	12, 18 19, 33	515,355	505,384
Other financial liabilities	33	1,017	674
Income taxes payable		38,719	45,350
Other current liabilities		34,042	28,189

Total current liabilities		2,200,538	2,160,194

Non-current liabilities
Bonds, borrowings and lease liabilities	12, 18 19, 33	1,853,876	1,652,371
Other financial liabilities	33	6,501	6,572
Defined benefit liabilities	20	186,755	173,619
Deferred tax liabilities	16	28,253	95,351
Other non-current liabilities	33	166,235	143,127

Total non-current liabilities		2,241,622	2,071,043

Total liabilities		4,442,160	4,231,238

Equity
Common stock	21	419,524	419,524
Capital surplus	21	393,917	386,867
Retained earnings	21	2,300,175	2,141,658
Treasury stock	21	(58,831)	(132,162)
Other components of equity		176,000	321,101

Total equity attributable to owners of the parent		3,230,788	3,136,991

Non-controlling interests		376,579	387,905

Total equity		3,607,367	3,524,896

Total liabilities and equity		8,049,528	7,756,134

The accompanying notes are an integral part of these statements.

Consolidated Statements of Profit or Loss

		(Millions of Yen)
	Notes	Year ended March 31, 2019	Year ended March 31, 2018	Year ended March 31, 2017
Revenue	23, 34	6,177,947	5,712,965	4,696,828
Cost of sales	25	(5,391,493)	(4,948,883)	(4,085,651)

Gross profit		786,453	764,082	611,176
Selling, general and administrative expenses	24, 25, 34	(568,409)	(533,787)	(466,351)
Share of profit in investments accounted for using the equity method	15	86,411	65,657	44,118
Other operating income	26	102,606	91,521	62,108
Other operating expenses	26	(70,120)	(98,773)	(81,171)

Business profit		336,941	288,700	169,878

Losses on natural disaster	27	(22,349)	—	—

Gains or losses from reorganization	28	(49,480)	—	40,165

Operating profit		265,111	288,700	210,044

Finance income	29	6,104	7,644	6,322
Finance costs	29	(22,445)	(24,584)	(21,586)

Profit before income taxes		248, 769	271,760	194,780
Income tax expense	16	8,809	(59,549)	(40,297)

Profit for the year		257,579	212,210	154,483

Profit for the year attributable to:
Owners of the parent		251,169	180,832	137,246
Non-controlling interests		6,409	31,377	17,237

Earnings per share
Basic earnings per share (Yen)	32	281.77	204.87	155.08

The accompanying notes are an integral part of these statements.

Consolidated Statements of Comprehensive Income or Loss

		(Millions of Yen)
	Notes	Year ended March 31, 2019	Year ended March 31, 2018	Year ended March 31, 2017
Profit for the year		257,579	212,210	154,483
Other comprehensive income	31
Items that cannot be reclassified to profit or loss
Changes in fair value of financial assets measured at fair value through other comprehensive income		(104,557)	65,222	86,269
Remeasurements of defined benefit plans		(3,531)	19,422	24,063
Share of other comprehensive income of investments accounted for using the equity method	15	(2,953)	5,125	406

Subtotal		(111,042)	89,770	110,740

Items that might be reclassified to profit or loss
Changes in fair value of cash flow hedges		1,522	1,788	9,452
Foreign exchange differences on translation of foreign operations		(41,256)	10,592	(25,079)
Share of other comprehensive income of investments accounted for using the equity method	15	(21,687)	(2,602)	9,863

Subtotal		(61,421)	9,778	(5,763)

Total other comprehensive income, net of tax		(172,464)	99,548	104,977

Total comprehensive income for the year		85,114	311,759	259,460

Comprehensive income for the year attributable to:
Owners of the parent		84,126	272,150	243,122
Non-controlling interests		988	39,609	16,338

The accompanying notes are an integral part of these statements.

Consolidated Statements of Changes in Equity

Year ended March 31, 2019

		(Millions of Yen)
		Equity attributable to owners of the parent
	Notes	Common Stock	Capital surplus	Retained earnings	Treasury stock	Other components of equity
						Changes in fair value of financial assets measured at fair value through other comprehensive income	Remeasurements of defined benefit plans
Balance at beginning of the year		419,524	386,867	2,141,658	(132,162)	334,701	—

Changes of the year
Comprehensive income
Profit for the year				251,169
Other comprehensive income	31					(104,254)	(4,369)

Total comprehensive income		—	—	251,169	—	(104,254)	(4,369)

Transactions with owners and others
Cash dividends	22			(70,710)
Purchases of treasury stock	21				(82)
Disposals of treasury stock	21		(1,427)		73,656
Changes in ownership interests in subsidiaries			8,477
Transfer from other components of equity to retained earnings				(21,942)		17,573	4,369
Business combinations and others					(242)

Subtotal		—	7,050	(92,652)	73,331	17,573	4,369

Balance at end of the year		419,524	393,917	2,300,175	(58,831)	248,020	—

The accompanying notes are an integral part of these statements.

		(Millions of Yen)
		Equity attributable to owners of the parent				Non-controlling interests	Total equity
		Other components of equity			Total equity attributable to owners of the parent
	Notes	Changes in fair value of cash flow hedges	Foreign exchange differences on translation of foreign operations	Total
Balance at beginning of the year		(6,600)	(6,998)	321,101	3,136,991	387,905	3,524,896

Changes of the year
Comprehensive income
Profit for the year					251,169	6,409	257,579
Other comprehensive income	31	2,166	(60,586)	(167,043)	(167,043)	(5,420)	(172,464)

Total comprehensive income		2,166	(60,586)	(167,043)	84,126	988	85,114

Transactions with owners and others
Cash dividends	22				(70,710)	(7,604)	(78,315)
Purchases of treasury stock	21				(82)		(82)
Disposals of treasury stock	21				72,228		72,228
Changes in ownership interests in subsidiaries					8,477	(94,092)	(85,614)
Transfer from other components of equity to retained earnings				21,942	—		—
Business combinations and others					(242)	89,383	89,140

Subtotal		—	—	21,942	9,670	(12,314)	(2,643)

Balance at end of the year		(4,433)	(67,585)	176,000	3,230,788	376,579	3,607,367

The accompanying notes are an integral part of these statements.

Year ended March 31, 2018

		(Millions of Yen)
		Equity attributable to owners of the parent
	Notes	Common stock	Capital surplus	Retained earnings	Treasury stock	Other components of equity
						Changes in fair value of financial assets measured at fair value through other comprehensive income	Remeasurements of defined benefit plans
Balance at beginning of the year		419,524	386,869	2,000,336	(132,063)	277,939	—

Changes of the year
Comprehensive income
Profit for the year				180,832
Other comprehensive income	31					63,963	19,581

Total comprehensive income		—	—	180,832	—	63,963	19,581

Transactions with owners and others
Cash dividends	22			(66,293)
Purchases of treasury stock	21				(102)
Disposals of treasury stock	21		1		3
Changes in ownership interests in subsidiaries			(3)
Transfer from other components of equity to retained earnings				26,783		(7,201)	(19,581)
Business combinations and others					0

Subtotal		—	(1)	(39,510)	(98)	(7,201)	(19,581)

Balance at end of the year		419,524	386,867	2,141,658	(132,162)	334,701	—

The accompanying notes are an integral part of these statements.

		(Millions of Yen)
		Equity attributable to owners of the parent				Non-controlling interests	Total equity
		Other components of equity			Total equity attributable to owners of the parent
	Notes	Changes in fair value of cash flow hedges	Foreign exchange differences on translation of foreign operations	Total
Balance at beginning of the year		(9,253)	(12,117)	256,568	2,931,234	356,072	3,287,307

Changes of the year
Comprehensive income
Profit for the year					180,832	31,377	212,210
Other comprehensive income	31	2,653	5,118	91,317	91,317	8,231	99,548

Total comprehensive income		2,653	5,118	91,317	272,150	39,609	311,759

Transactions with owners and others
Cash dividends	22				(66,293)	(7,406)	(73,700)
Purchases of treasury stock	21				(102)		(102)
Disposals of treasury stock	21				4		4
Changes in ownership interests in subsidiaries					(3)	(766)	(769)
Transfer from other components of equity to retained earnings				(26,783)	—		—
Business combinations and others					0	396	397

Subtotal		—	—	(26,783)	(66,393)	(7,776)	(74,170)

Balance at end of the year		(6,600)	(6,998)	321,101	3,136,991	387,905	3,524,896

The accompanying notes are an integral part of these statements.

Year ended March 31, 2017

		(Millions of Yen)
		Equity attributable to owners of the parent
	Notes	Common stock	Capital surplus	Retained earnings	Treasury stock	Other components of equity
						Changes in fair value of financial assets measured at fair value through other comprehensive income	Remeasurements of defined benefit plans
Balance at beginning of the year		419,524	383,010	1,838,449	(87,942)	209,590	—

Changes of the year
Comprehensive income
Profit for the year				137,246
Other comprehensive income	31					84,690	21,853

Total comprehensive income		—	—	137,246	—	84,690	21,853

Transactions with owners and others
Cash dividends	22			(13,554)
Purchases of treasury stock	21				(44,321)
Disposals of treasury stock	21		(17)		199
Changes in ownership interests in subsidiaries			3,876
Transfer from other components of equity to retained earnings				38,194		(16,341)	(21,853)
Business combinations and others					0

Subtotal		—	3,858	24,640	(44,121)	(16,341)	(21,853)

Balance at end of the year		419,524	386,869	2,000,336	(132,063)	277,939	—

The accompanying notes are an integral part of these statements.

		(Millions of Yen)
		Equity attributable to owners of the parent				Non-controlling interests	Total equity
		Other components of equity			Total equity attributable to owners of the parent
	Notes	Changes in fair value of cash flow hedges	Foreign exchange differences on translation of foreign operations	Total
Balance at beginning of the year		(20,704)	—	188,886	2,741,929	247,266	2,989,195

Changes of the year
Comprehensive income
Profit for the year					137,246	17,237	154,483
Other comprehensive income	31	11,450	(12,117)	105,875	105,875	(898)	104,977

Total comprehensive income		11,450	(12,117)	105,875	243,122	16,338	259,460

Transactions with owners and others
Cash dividends	22				(13,554)	(5,332)	(18,886)
Purchases of treasury stock	21				(44,321)		(44,321)
Disposals of treasury stock	21				182		182
Changes in ownership interests in subsidiaries					3,876	(1,133)	2,742
Transfer from other components of equity to retained earnings				(38,194)	—		—
Business combinations and others					0	98,934	98,934

Subtotal		—	—	(38,194)	(53,816)	92,467	38,651

Balance at end of the year		(9,253)	(12,117)	256,568	2,931,234	356,072	3,287,307

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

		(Millions of Yen)
	Notes	Year ended March 31, 2019	Year ended March 31, 2018	Year ended March 31, 2017
Cash flows from operating activities
Profit before income taxes		248,769	271,760	194,780
Depreciation and amortization		408,616	366,565	330,912
Finance income		(6,104)	(7,644)	(6,322)
Finance costs		22,445	24,584	21,586
Share of profit in investments accounted for using the equity method		(86,411)	(65,657)	(44,118)
Gains on sale of property, plant and equipment and intangible assets		(5,801)	(9,312)	(6,223)
Gains or losses from reorganization		49,480	—	(40,165)
(Increase) decrease in trade and other receivables		(114,662)	931	(45,605)
(Increase) decrease in inventories		(129,483)	(165,166)	24,001
Increase in trade and other payables		81,058	92,326	57,627
Other, net		21,640	18,674	50,193

Subtotal		489,547	527,062	536,667
Interest received		5,796	5,644	6,326
Dividends received		57,088	45,775	28,773
Interest paid		(19,278)	(26,506)	(20,435)
Income taxes paid		(80,811)	(66,435)	(44,396)

Net cash flows provided by operating activities		452,341	485,539	506,935

Cash flows from investing activities
Purchases of property, plant and equipment and intangible assets		(438,758)	(411,926)	(329,086)
Proceeds from sales of property, plant and equipment and intangible assets		12,841	13,908	15,334
Purchases of investment securities		(8,362)	(3,169)	(48,715)
Proceeds from sales of investment securities		87,693	39,936	42,619
Purchases of investments in associates		(2,787)	(4,940)	(14,783)
Proceeds from sales of investments in associates		5,348	9,522	31,282
Purchases of shares of subsidiaries resulting in change in scope of consolidation	8	(35,658)	289	(52,892)
Proceeds from sales of shares of subsidiaries resulting in change in scope of consolidation		3,575	473	13,019
Loans to associates and others		(11,870)	(6,688)	(9,711)
Collection of loans from associates and others		3,948	2,878	2,689
Other, net		2,223	(3,455)	(2,338)

Net cash flows used in investing activities		(381,805)	(363,170)	(352,582)

		(Millions of Yen)
	Notes	Year ended March 31, 2019	Year ended March 31, 2018	Year ended March 31, 2017
Cash flows from financing activities
Increase/(decrease) in short-term borrowings, net	18	44,401	(7,114)	(48,189)
Increase in commercial paper, net	18	23,000	57,140	20,800
Proceeds from long-term borrowings	18	285,857	247,507	179,432
Repayments of long-term borrowings	18	(183,006)	(244,835)	(273,476)
Proceeds from issuance of bonds	18	60,000	40,000	20,000
Redemption of bonds	18	(85,700)	(140,000)	(50,000)
Increase/(decrease) in factored receivables to group company, net		(85,614)	27,369	75,969
Purchases of treasury stock		(55)	(96)	(44,315)
Cash dividends paid	22	(70,710)	(66,293)	(13,554)
Dividends paid to non-controlling interests		(7,604)	(7,406)	(5,332)
Proceeds from share issuance to non-controlling shareholders		—	—	2,696
Payments for changes in ownership interests in subsidiaries that do not result in change in scope of consolidation		(4,874)	(740)	(650)
Other, net		(18,592)	(10,500)	(11,483)

Net cash flows used in financing activities		(42,900)	(104,969)	(148,103)

Effect of exchange rate changes on cash and cash equivalents		(7,328)	1,540	(3,503)

Net increase in cash and cash equivalents		20,306	18,940	2,745
Cash and cash equivalents at beginning of the year	9	142,869	123,929	121,183
Cash and cash equivalents at end of the year	9	163,176	142,869	123,929

The accompanying notes are an integral part of these statements.

Notes to the consolidated financial statements

1.	Reporting Entity

Nippon Steel Corporation (hereinafter referred to as the “Company” or “NSC”) is a corporation domiciled in Japan. The consolidated financial statements are composed of the Company and its consolidated subsidiaries. The principal businesses of the Company and its subsidiaries (collectively hereinafter referred to as the “Group”) consist of steelmaking and steel fabrication business, engineering and construction business, chemicals & materials business, and system solutions business. The details are described in Note 7 “Segment Information”.

On April 1, 2019, Nippon Steel & Sumitomo Metal Corporation changed its corporate name to Nippon Steel Corporation.

2.	Basis of Preparation

(1)	Compliance with International Financial Reporting Standards

The Company’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The term IFRS also includes International Accounting Standards (“IAS”) and the related interpretations of the interpretations committees (“SIC” and” IFRIC”).

(2)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for certain assets and liabilities as separately stated in Note 3 “Significant Accounting Policies”.

(3)	Functional currency and presentation currency

The consolidated financial statements are presented in Japanese yen, which is the functional currency of the Company. All amounts have been truncated to the nearest millions of Japanese yen, unless otherwise indicated.

(4)	Authorization of the consolidated financial statements

The consolidated financial statements were authorized for issuance by Eiji Hashimoto, Representative Director and President of the Company on July 11, 2019.

3.	Significant Accounting Policies

(1)	Basis of consolidation

(a)	Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

The financial statements of subsidiaries are included in the consolidated financial statements from the date when control is obtained until the date when control is lost. If the Group loses control of a subsidiary, any gain or loss resulting from the loss of control is recognized in profit or loss. Changes in the Group’s interest in a subsidiary not resulting in a loss of control are accounted for as equity transactions, and the difference between the adjustment to the non-controlling interests and the fair value of the consideration paid or received is recognized directly in equity and attributed to the owners of the Company.

When the accounting policies of the subsidiaries are different from those of the Group, the financial statements of subsidiaries are adjusted to ensure that the accounting policies are consistent with those of the Group.

All intragroup balances, transaction amounts and unrealized gains and losses arising from intragroup transactions are eliminated in full in preparing the consolidated financial statements. Intragroup losses are eliminated in full except to the extent that the underlying asset is impaired.

(b)	Investments in associates

An associate is an entity over which the Group has significant influence, which is the power to participate in the financial and operating policy decisions of the investee but there are no control. In principle, it is presumed that the Group has significant influence over an investee when the Group holds 20% or more but no more than 50% of the voting rights of the investee. An investee is determined as an associate when the Group has significant influence over it in one or more ways, not only the ratio of the voting rights, but also through participation in the policy-making progress and other right.

An investment in an associate is accounted for under the equity method from the date when the Group has significant influence over it until the date when the significant influence is lost. Under the equity method, the investment is initially recognized at cost, and any excess of the Group’s share of the acquisition-date fair value of the investee’s identifiable net assets over the cost of the investment is recognized as goodwill that is included in the carrying amount of the investment. Thereafter, the investment is adjusted for the change in the Group’s share of the investee’s profit or loss and other comprehensive income. When the Group’s share of losses exceeds its interest in the associate, the Group’s interest is reduced to zero and recognition of further losses over the carrying amount of the investment is discontinued except to the extent that the Group assumes obligations or makes payments on behalf of the investee.

When the Group ceases to have significant influence over an associate and discontinues the use of the equity method, gain or loss arising from discontinuance of the use of the equity method is recognized in profit or loss.

Goodwill arising from the acquisition of an associate forms a part of the carrying amount of investments in the associate and is not separately recognized. Therefore, the goodwill of investment in an associate is not subject to impairment test separately. However, whenever there is any possibility that an investment in an associate may be impaired, the entire carrying amount of the investment is tested for impairment as a single asset. Regarding impairment of goodwill, refer to (10) “Impairment of non-financial assets”.

(c)	Joint arrangements

The Group determines the type of a joint arrangement in which it is involved by considering its rights and obligations arising from the arrangement. When the parties that have joint control of an arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement, the arrangement is classified as a joint operation. When the parties that collectively control the arrangement have rights to the net assets of the arrangement and decisions about the relevant activities require the unanimous consent of those parties, that arrangement is classified as a joint venture.

(d)	Scope of consolidation and Application of equity method

Number of consolidated subsidiaries: 420 companies

At the end of fiscal year 2018, the scope of consolidation expanded by 46 companies, including 45 newly acquired companies and 1 newly established company. 19 companies, mainly 8 liquidations and 6 merged companies, were eliminated from the scope of consolidation during the fiscal year ended March 31, 2019.

Number of equity-method affiliates (associates, jointly controlled businesses and jointly controlled companies) were 119 companies

During the consolidated fiscal year 4 companies were added and 8 companies were removed from the scope of equity-method affiliates.

(2)	Business combinations

Business combinations are accounted for using the acquisition method when control is obtained. The identifiable assets acquired and the liabilities assumed of the acquiree are recognized at fair value as of the acquisition date.

When the total of consideration transferred in business combinations and amount of non-controlling interests in the acquiree exceeds the net of identifiable assets acquired and liabilities assumed on the acquisition date, the excess amount is recognized as goodwill. Conversely, when the total of consideration transferred and amount of non-controlling interests is lower than the net of identifiable assets acquired and liabilities assumed, the difference is recognized as profit.

The consideration transferred for the acquisition is measured as the total of fair value of the assets transferred, the liabilities incurred to former owners of the acquiree and the equity interests issued by the acquirer. In addition, the fair value of equity interest in the acquiree that the Group held before the date of obtaining control is included in the consideration transferred for a business combination achieved in stages. Acquisition costs attributable to a business combination are recognized as expenses as incurred.

Non-controlling interests are initially measured at fair value or at non-controlling interests’ proportionate share of the acquiree’s identifiable net assets on an acquisition-by-acquisition basis.

The components of profit or loss and other comprehensive income are attributed to owners of the parent and non-controlling interests based on the proportionate shares held.

(3)	Foreign currency translation

(a)	Functional currency and presentation currency

The financial statements of each Group entity are presented in its functional currency that is the currency of the primary economic environment in which the entity operates. The consolidated financial statements are presented in Japanese yen, which is the functional currency of the Company.

(b)	Foreign currency transactions

Foreign currency transactions are translated into the functional currency using the spot exchange rate at the transaction date or using the foreign exchange rate that approximates such rate. Foreign currency monetary items at the end of each reporting period are translated into the functional currency using the exchange rate at the end of each reporting period. Non-monetary items measured at historical cost in foreign currencies are translated into the functional currency using the exchange rates at the transaction date. Non-monetary items measured at fair value that are denominated in foreign currencies are translated into the functional currency using the exchange rates at the date when the fair value is measured. Exchange differences arising from the translation or settlement are recognized in profit or loss, except for those recognized in other comprehensive income.

(c)	Foreign operations

The financial performance and financial position of all of foreign operations which use a functional currency other than the presentation currency are translated into the presentation currency of the Company using the following exchange rates:

(i)	Assets and liabilities are translated using the exchange rates at the reporting date

(ii)	Income and expenses are translated at average exchange rates

(iii)	All resulting exchange differences arising from translation of foreign operations are recognized in other comprehensive income.

When a foreign operation is disposed of, the cumulative amount of the exchange differences recognized in other comprehensive income is reclassified to profit or loss.

(4)	Financial instruments

(a)	Non-derivative financial assets

(i)	Recognition and measurement

The Group recognizes financial assets when it becomes a party to the contractual provisions of the assets. Financial assets purchased or sold in a regular way are recognized on the trade date. Financial assets other than derivative financial instruments are classified at initial recognition as those measured at amortized cost or at fair value through other comprehensive income.

Financial assets measured at amortized cost and fair value through other comprehensive income are initially recognized at their fair value plus transaction costs that are directly attributable to the acquisition of the assets.

Financial assets measured at amortized cost

Financial assets are classified as financial assets measured at amortized cost only if the assets are held within the Group’s business model with an objective of collecting contractual cash flows, and if the contractual terms of the financial assets give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

However, the trade receivables that do not contain a significant financing component are recognized initially at their transaction price.

Financial assets measured at fair value through other comprehensive income

For certain equity instruments held primarily for the purpose of maintaining or strengthening business relationship with investees, the Group designates these instruments as financial assets measured at fair value through other comprehensive income at initial recognition.

Subsequent changes in fair value are recognized in other comprehensive income. When these financial assets are derecognized or significant deterioration of fair value occurs, a gain or loss accumulated in other comprehensive income is reclassified to retained earnings. Dividends from the financial assets measured at fair value through other comprehensive income are recognized in profit or loss when the Group’s right to receive dividends is established.

(ii)	Derecognition

Financial assets are derecognized when the contractual rights to the cash flows from the financial assets expire, or when the Group transfers the financial assets and substantially all the risks and rewards of ownership of the assets to another party.

(iii)	Impairment of financial assets measured at amortized cost

The Group assesses expected credit loss at the end of each reporting period for the impairment of financial assets measured at amortized cost.

The loss allowance is measured at an amount equal to the lifetime expected credit losses for trade receivables and financial assets with a significant increase in credit risk since initial recognition.

The Group determines whether credit risk has significantly increased based on changes in the risk of a default occurring on the financial assets. When determining whether there are changes in the risk of a default occurring on the financial assets, the Group considers the following;

•	Significant deterioration in the financial conditions of an issuer or a borrower;

•	A breach of contract, such as default or past-due payment of interest or principal; or

•	It has become probable that a borrower will enter into bankruptcy or other financial reorganization

(b)	Non-derivative financial liabilities

(i)	Recognition and measurement

Financial liabilities other than derivatives are classified as financial liabilities measured at amortized cost.

(ii)	Derecognition

The Group derecognizes financial liabilities when the obligation specified in the contract is discharged, cancelled or expires.

(c)	Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is presented in the consolidated statement of financial position only when the Group currently has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis or to realize the assets and settle the liabilities simultaneously.

(d)	Derivatives and hedge accounting

The Group utilizes derivatives, including foreign exchange forward contracts, interest rate swaps and currency swaps, to hedge foreign currency risk and interest rate risk. These derivatives are initially recognized at fair value when the contract is entered into, and are subsequently measured at fair value.

Changes in fair value of derivatives are recognized in profit or loss. However, the effective portion of cash flow hedges is recognized in other comprehensive income.

The Group formally documents relationships between hedging instruments and hedged items, as well as its risk management objective and strategies for undertaking various hedge transactions in an internal rule titled “Administrative Provisions on Transactions of Derivative Instruments”. The rule stipulates that derivative transactions are conducted only for the purpose of mitigating risks arising from the Group’s principal business activities (including forecast transactions) and the trading of derivatives for speculative purposes is prohibited.

The Group evaluates whether the derivatives designated as a hedging instrument offsets changes in fair value or the cash flows of the hedged items to a great extent when designating a hedging relationship and on an ongoing basis. A hedging relationship that qualifies for hedge accounting is classified and accounted for as follows:

(i)	Fair value hedges

Changes in fair value of derivative as a hedging instrument are recognized in profit or loss. Changes in fair value of a hedged item adjust the carrying amount of the hedged item and are recognized in profit or loss.

(ii)	Cash flow hedges

The effective portion of changes in fair value of derivative as a hedging instrument is recognized in other comprehensive income. Any ineffective portion of changes in fair value of derivative as the hedging instrument is recognized in profit or loss.

The amount accumulated in other comprehensive income is reclassified to profit or loss when the hedged transactions affect profit or loss. When a hedged item results in the recognition of a non-financial asset or a non-financial liability, the amount recognized as other components of equity is reclassified as an adjustment of initial carrying amount of the non-financial asset or non-financial liability.

(5)	Cash and cash equivalents

Cash and cash equivalents comprises of cash on hand, bank deposits available for withdrawal on demand, and short-term investments with the maturity of three months or less from the acquisition date, that are readily convertible to cash and subject to an insignificant risk of changes in value.

(6)	Inventories

Inventories are measured at the lower of cost or net realizable value. The cost of inventories is measured based on the weighted average method, and comprises of all costs of purchasing and processing as well as other costs incurred in bringing the inventories to their present location and condition. Net realizable value represents the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

(7)	Property, plant and equipment

(a)	Recognition and measurement

Property, plant and equipment is initially measured at cost and presented at cost less accumulated depreciation and impairment losses. Acquisition cost includes costs directly attributable to the acquisition of the asset and costs of dismantling, removing and restoration of the asset.

(b)	Depreciation

Depreciation of property, plant and equipment is mainly computed by the declining-balance method over the estimated useful lives of each component based on the depreciable amount, except for land and other non-depreciable assets, and buildings and structures which are depreciated by the straight-line method. The depreciable amount is the cost of the asset less the respective estimated residual values.

The estimated useful lives of major property, plant and equipment are as follows:

• Buildings:	Principally 31 years
• Machinery:	Principally 14 years

The depreciation methods, estimated useful lives and residual values are reviewed at the end of each reporting period, and modified as necessary.

(8)	Goodwill and intangible assets

Intangible assets are measured at cost. Intangible assets with finite useful lives are presented at cost less accumulated amortization and impairment losses. Goodwill and intangible assets with indefinite useful lives are presented at cost less accumulated impairment losses.

(a)	Goodwill

When the total of consideration transferred in business combinations and amount of non-controlling interests in the acquiree exceeds the net of identifiable assets acquired and liabilities assumed on the acquisition date, the excess amount is recognized as goodwill.

Goodwill is not amortized and is allocated to cash-generating units or groups of cash-generating units.

Regarding accounting policy for impairment of goodwill, refer to (10) “Impairment of non-financial assets”.

(b)	Intangible assets

Intangible assets acquired separately are measured at cost at the date of initial recognition. The costs of intangible assets acquired in business combinations are measured at fair value at the acquisition date. Intangible assets with finite useful lives are presented at cost less accumulated amortization and impairment losses. Expenditures related to internally generated intangible assets are recognized as expenses when incurred, unless development expenses meet the criteria for capitalization.

(c)	Amortization

Amortization of intangible assets with finite useful lives is recognized as an expense by the straight-line method over their estimated useful lives from the date when the assets are available for their intended use. The amortization methods and useful lives are reviewed at the end of each reporting period, and modified as necessary.

The estimated useful lives of major intangible assets with finite useful lives are as follows:

• Software:	Principally 5 years
• Mining rights:	Principally 25 years

Intangible assets with indefinite useful lives and intangible assets not yet available for use are not amortized.

(d)	Expenditure on research and development activities

Expenditure on research activities is recognized in profit or loss as incurred. Development expenditure is capitalized only if the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and the Group intends to and has sufficient resources to complete the development and to use or sell the asset. Otherwise, it is recognized in profit or loss as incurred.

(9)	Leases

The Group determines whether an arrangement is, or contains, a lease based on the substance of the arrangement as of the commencement date of the lease. For the substance of the arrangement, it makes an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset or group of assets, and whether a right to use of the asset is transferred under the arrangement.

A lease is classified as a finance lease, if all the risks and rewards of ownership of an asset are substantially transferred to the Group. Otherwise, a lease is classified as an operating lease.

(a)	Finance lease

Lease assets and lease liabilities are initially recognized at the lower of fair value at the commencement of the lease or present value of the minimum lease payments. If it is reasonably certain that ownership will be transferred to a lessee by the end of the lease term, the leased asset is depreciated principally by the declining-balance method over the estimated useful life of the asset. Otherwise, the asset is depreciated over the shorter of the estimated useful life or the lease term.

(b)	Operating lease

Lease payments under an operating lease are recognized in profit or loss on a straight-line basis over the relevant lease term.

(10)	Impairment of non-financial assets

For the non-financial assets other than inventories and deferred tax assets, the Group assesses whether there is any indication of impairment on each asset or the cash-generating unit to which the asset belongs at the end of each reporting period. If any indication of impairment exists, the recoverable amount of the asset or the cash-generating unit to which the asset belongs is estimated and impairment tests is performed. Goodwill, intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually and whenever an indication of impairment exits.

The recoverable amount of an asset or a cash-generating unit is the higher of its fair value less costs to sell and its value in use. When the recoverable amount of the individual asset cannot be estimated, the Group estimates the recoverable amount of the cash-generating unit or the group of cash-generating units to which the asset belongs. The value in use is calculated by discounting the estimated future cash flows to the present value, and a pre-tax discount rate that reflects the time value of money and the risks specific to the asset is used as a discount rate.

The cash-generating unit or the group of cash-generating units to which goodwill is allocated is the lowest level monitored for internal management purposes, and is not larger than an operating segment.

As corporate assets do not independently generate cash inflows, when there is an indication that a corporate asset may be impaired, an impairment test is performed based on the recoverable amount of the cash-generating unit or the group of cash-generating units to which such corporate asset belongs.

If the recoverable amount of the asset or the cash-generating unit is less than the carrying amount, the carrying amount of the asset is reduced to its recoverable amount and an impairment loss is recognized. The impairment loss recognized with respect to the cash-generating unit is allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit, and then to reduce other assets of the unit on a pro-rata basis based on the carrying amount of each asset in the unit.

An impairment loss is reversed if there are indications that an impairment loss recognized in prior periods for an asset other than goodwill may no longer exist or may have decreased and the recoverable amount of the asset is greater than its carrying amount. The amount to be reversed would not exceed its carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. An impairment loss recognized in goodwill is not reversed.

(11)	Employee benefits

Employee benefits include short-term employee benefits, retirement benefits, and other long-term employee benefits.

(a)	Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are recognized as expenses when the related service is provided.

A liability is recognized for the amount expected to be paid under short-term cash incentive plans if the Group has a present legal or constructive obligation to pay in exchange for services provided by the employees in the prior period, and such obligation can be reliably estimated.

(b)	Retirement benefits

Retirement benefit plans comprise of defined benefit corporate pension plans, defined contribution plans, and lump-sum retirement payment plans. These retirement benefit plans are accounted for as follows:

(i)	Defined benefit corporate pension plans and lump-sum retirement payment plans

The net defined benefit liabilities or assets of defined benefit plans are recognized as the present value of defined benefit obligations less the fair value of any plan assets.

The present value of defined benefit obligations is calculated annually by qualified actuaries using the projected unit credit method. The discount rates are based on the market yields of high quality corporate bonds at the end of each reporting period that have terms consistent with the discount period, which is established as the estimated term of the retirement benefit obligations through to the estimated dates for payments of future benefits.

Remeasurements of defined benefit plans are recognized immediately in other comprehensive income when incurred, while past service costs are recognized in profit or loss.

(ii)	Defined contribution plans

Contributions to defined contribution retirement plans are recognized as expenses in the period when the employees render the related services.

(12)	Equity

(a)	Ordinary shares

Ordinary shares are classified as equity. Costs directly attributable to the issuance of ordinary shares (net of tax effects) are recognized as a deduction from equity.

(b)	Treasury stock

When the Company acquires treasury stocks, the consideration paid, including any directly attributable costs (net of tax effects), is deducted from equity. In case of disposal of treasury stocks, the difference between the consideration received and the carrying amount of treasury stocks is recognized in equity.

(13)	Revenue

The Group has adopted IFRS 15 “Revenue from Contracts with Customers” from the fiscal year ended March 31, 2019. Under IFRS 15, revenue is recognized based on the following five-steps.

Step 1: Identify the contract with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when or as the Group satisfies a performance obligation

Revenue generated from Steelmaking and Steel Fabrication segment and Chemicals and Materials segment consists primarily of revenue generated from sale of goods while revenue generated from Engineering and Construction segment and System Solutions segment primarily consists of services rendered under construction contracts.

(a)	Sale of goods

The Group recognizes revenue from sale of goods when the customer obtains control of the goods and therefore a performance obligation is satisfied at a point in time whereby the Group no longer retains physical possession of goods upon shipment, the Group has the right to be paid from the customer, and when the legal title is transferred to the customer.

With respect to revenue from rendering of service whose performance obligation is satisfied at a point in time, the Group recognizes revenue when the rendering of service is completed. Revenue is measured at the amount of consideration received or receivable less discounts and rebates. The consideration of the transaction is primarily collected within one year after the satisfaction of the performance obligation and it does not contain a significant financing component.

(b)	Construction contracts and built-to-order software

The Group recognizes revenue from construction contracts and built-to-order software on the basis of progress towards satisfaction of performance obligation as the Group transfers control over time. The progress is measured on the basis of percentage of actual costs incurred to date to estimated total costs as it is considered that costs incurred properly reflect the progress of the services. (input methods)

With respect to revenue from rendering of services whose performance obligation is satisfied over time, the Group recognizes revenue evenly throughout the duration of the service.

The Group has adopted IFRS 15 “Revenue from Contracts with Customers” from the fiscal year ended March 31, 2019.

In applying IFRS 15, the Group elected to apply the cumulative effect transition method where the cumulative effect of applying the Standard is recognized at the date of initial application. The adoption of the standard had no significant effect on each amount recognized in the consolidated financial statements.

(14)	Income taxes

Income taxes comprise of current taxes and deferred taxes, and are recognized in profit or loss, except for the items which are recognized directly in equity or other comprehensive income.

Current taxes are measured at the amounts expected to be paid or recovered from the taxation authorities using the tax rates that have been enacted or substantively enacted at the end of the reporting period.

Deferred tax assets and deferred tax liabilities are recognized based on future tax consequences attributable to temporary differences between the carrying amounts of assets or liabilities for accounting purposes and the tax bases of the assets or liabilities, carryforward of unused tax losses and tax credits. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, unused tax losses and unused tax credits can be utilized.

Deferred tax assets are reviewed at the end of each reporting period and recognized only to the extent that it is probable that the tax benefits can be realized.

However, deferred tax assets are not recognized if the initial recognition of an asset or liability in a transaction that is not a business combination affects neither accounting profit nor taxable profit at the time of the transaction.

Deferred tax assets arising from deductible temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements are recognized only to the extent of the following circumstances:

•	The temporary difference will reverse in the foreseeable future; and

•	Taxable profit will be available against which the temporary difference can be utilized.

Deferred tax liabilities are recognized for all taxable temporary differences, except for the following circumstances:

•	On the initial recognition of goodwill;

•	On the initial recognition of an asset or liability in a transaction that is not a business combination affects neither accounting profit nor taxable profit at the time of the transaction;

•

Taxable temporary differences associated with investments in subsidiaries to the extent that the parent company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets and deferred tax liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and in either of the following circumstances:

•	Income taxes are levied by the same taxation authority on the same taxable entity; or

•

Different taxable entities intend either to settle current tax assets and current tax liabilities on a net basis, or to realize the current tax assets and settle the current tax liabilities simultaneously.

(15)	Earnings per share

Basic earnings per share is calculated by dividing the profit for the reporting period attributable to owners of the Company by the weighted average number of common stock outstanding during the period in which the number of treasury stock is excluded.

4.	Significant Accounting Estimates and Judgments

The preparation of consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the adoption of accounting policies and the reported amounts of assets, liabilities, income and expenses. However, actual results could differ from these estimates.

The estimates and their underlying assumptions are reviewed on an ongoing basis. The effects of changes in accounting estimates are recognized in the period in which the estimates are revised.

Information about judgments that have been made in the process of applying the Group’s accounting policies and that have the most significant effects on the amounts recognized in the consolidated financial statements is included in the following notes:

•	Note 3 (1) “Basis of consolidation” and Note 15 “Interests in Subsidiaries, Associates and Others”

•	Note 3 (4) “Financial instruments” and Note 33 “Financial Instruments”

Information about uncertainty of key estimates and assumptions that may have significant risks of causing material adjustments to the carrying amounts of assets and liabilities in the subsequent reporting year is included in the following notes:

•	Note 3 (10) “Impairment of non-financial assets” and Note 30 “Impairment of Non-Financial Assets”

•	Note 3 (11) “Employee benefits” and Note 20 “Employee Benefits”

•	Note 3 (13) “Revenue” and Note 23 “Revenue”

•	Note 3 (14) “Income taxes” and Note 16 “Income Taxes”

•	Note 36 “Loan Guarantees”

5.	New Accounting Standards and Interpretations Not Yet Applied

New standards, interpretations, and amendments to standards and interpretations that have not yet been adopted in the preparation of the consolidated financial statements as of March 31, 2019, are as follows.

IASB issued IFRS 16 “Leases” in January 2016. IFRS 16 replaces existing lease guidance including IAS 17 “Leases”, IFRIC 4 “Determining whether an Arrangement contains a Lease”, SIC-15 “Operating Leases — Incentives” and SIC-27 “Evaluating the Substance of Transactions Involving the Legal Form of a Lease”.

IFRS 16 changes the definition of a lease and provides a single on-balance lease accounting model for lessees. A lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. The Group will recognize new assets and liabilities for operating leases as a lessee. In addition, expenses related to leases will change from straight-line operating lease expenses to depreciation charge for right-of-use assets and interest expense on lease liabilities.

IFRS 16 is effective for annual periods beginning on or after January 1, 2019. Accordingly, the Group applies this standard initially on April 1, 2019. This standard can be applied retrospectively to each prior reporting period presented (retrospective approach) or retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application (modified retrospective approach). The Group applies the modified retrospective approach.

The Group also applies the practical expedient to grandfather the definition of a lease on transition and applies this standard to all the lease contracts entered into prior to April 1, 2019 as identified under IAS 17 “Leases” and IFRIC 4 “Determining whether an Arrangement contains a Lease”. The impact of applying this standard to total assets and total liabilities in the consolidated financial statements is 31,944 million yen.

6.	Reclassifications

Certain prior amounts have been reclassified to conform to the presentation as of and for the year ended March 31, 2019

7.	Segment Information

(1)	Description of reportable segments

The Company engages in the Steelmaking and Steel Fabrication business and acts as the holding company of the Group. The Group has four operating segments determined mainly based on product and service, which are Steelmaking and Steel Fabrication, Engineering and Construction, Chemicals and Materials, and System Solutions. Each operating segment shares the management strategy of the Group, while conducting its business activities independently from and in parallel with other companies of the Group. The following summary describes the operations of each reportable segment:

Reportable segments	Principal businesses
Steelmaking and Steel Fabrication	Manufacturing and sales of steel products
Engineering and Construction	Manufacturing and sales of industrial machinery, equipment and steel structures, construction projects under contract, waste processing and recycling, and supplying electricity, gas, and heat
Chemicals and Materials	Manufacturing and sales of coal-based chemical products, petrochemicals, electronic materials, materials and components for semiconductors and electronic parts, carbon fiber and composite products, and products that utilize technologies for metal processing
System Solutions	Computer systems engineering and consulting services; IT-enabled outsourcing and other services

The Group changed its segments from the year ended March 31, 2019. The Group integrated Chemicals segment and New Materials segment to form Chemicals and Materials segment upon the establishment of Nippon Steel Chemical & Material Co., Ltd. by a merger of Nippon Steel & Sumikin Chemical Co., Ltd. and Nippon Steel & Sumikin Materials Co., Ltd. in October 2018. The segment information for the year ended March 31, 2018 and March 31, 2017 has been reclassified to reflect the change of segments.

(2)	Basis of measurement of segment revenue, profit or loss, assets, liabilities, and other items

Inter-segment revenue is based on transaction prices between third parties. Segment profit for the year ended March 31, 2019 is measured using business profit. Segment profit for the year ended March 31, 2018 and March 31, 2017 is measured using ordinary profit under Japanese GAAP, which is adjusted to business profit on the consolidated statement of profit or loss.

(3) Information about segment revenue, segment profit, segment assets and liabilities and other items

Year ended March 31, 2019

	(Millions of Yen)
	Reportable segment				Subtotal	Adjustments (Note 1) (Note 2)	Consolidated
	Steelmaking and Steel Fabrication	Engineering and Construction	Chemicals and Materials	System Solutions
Revenue
Revenue from external customers	5,408,633	321,346	243,014	204,952	6,177,947	—	6,177,947
Inter-segment revenue or transfers	45,902	35,360	4,052	62,550	147,867	(147,867)	—

Total	5,454,536	356,707	247,067	267,503	6,325,814	(147,867)	6,177,947

Segment profit	274,672	9,474	25,095	26,576	335,818	1,122	336,941

Other items
Depreciation and amortization	398,702	2,605	6,644	4,872	412,825	(4,208)	408,616
Share of profit in investments accounted for using the equity method	76,337	801	1,339	(5)	78,473	7,938	86,411

Segment assets	7,404,841	289,083	194,622	231,994	8,120,542	(71,013)	8,049,528

Other items
Investments accounted for using the equity method	672,853	6,313	23,629	309	703,105	90,041	793,146
Capital expenditure	431,775	3,021	8,855	2,542	446,194	(5,363)	440,830

Segment liabilities (Interest-bearing debt)	2,365,587	5,937	7,075	2,631	2,381,231	(12,000)	2,369,231

Notes:

1.

The adjustments of segment profit of 1,122 million yen include investment return of 8,237 million yen from the equity method associate Nippon Steel Kowa Real Estate Co., Ltd., and elimination of inter-segment revenue or transfers of (7,114) million yen.

2.	The adjustments of segment liabilities include the elimination of the Steelmaking and Steel Fabrication segment’s borrowings from the System Solutions segment.

Year ended March 31, 2018

	(Millions of Yen)
	Reportable segment				Subtotal	Adjustments (Note 1) (Note 2)	Total	IFRS Adjustments	Consolidated
	Steelmaking and Steel Fabrication	Engineering and Construction	Chemicals and Materials	System Solutions
Revenue
Revenue from external customers	4,983,335	260,908	234,108	190,310	5,668,663	—	5,668,663	44,302	5,712,965
Inter-segment revenue or transfers	33,910	33,360	3,709	53,889	124,868	(124,868)	—	—	—

Total	5,017,245	294,268	237,817	244,200	5,793,531	(124,868)	5,668,663	44,302	5,712,965

Segment profit	245,708	9,110	17,399	23,292	295,510	2,030	297,541	(8,840)	288,700

Other items
Finance income	4,983	180	38	146	5,348	(202)	5,146	2,498	7,644
Finance costs	20,080	44	172	11	20,309	(202)	20,106	4,477	24,584
Depreciation and amortization	330,393	2,489	7,329	4,646	344,859	(4,140)	340,719	25,845	366,565
Share of profit in investments accounted for using the equity method	116,408	378	148	(10)	116,925	5,750	122,675	(57,018)	65,657

Segment assets	7,003,681	247,696	184,988	223,601	7,659,967	(67,554)	7,592,413	163,721	7,756,134

Other items
Investments accounted for using the equity method	950,887	4,393	24,843	17	980,142	83,614	1,063,757	(264,517)	799,239
Capital expenditure	390,623	6,301	8,497	7,638	413,061	(1,130)	411,930	11,497	423,428

Segment liabilities (Interest-bearing debt)	2,057,997	8,313	11,519	3,693	2,081,524	(12,527)	2,068,996	88,759	2,157,755

Notes:

1.

The adjustments of segment profit of 2,030 million yen include investment return of 5,929 million yen from the equity method associate Nippon Steel Kowa Real Estate Co., Ltd., and elimination of inter-segment revenue or transfers of (3,899) million yen.

2.	The adjustments of segment liabilities include the elimination of the Steelmaking and Steel Fabrication segment’s borrowings from the System Solutions segment.

Year ended March 31, 2017

	(Millions of Yen)
	Reportable segment				Subtotal	Adjustments (Note 1) (Note 2)	Total	IFRS Adjustments	Consolidated
	Steelmaking and Steel Fabrication	Engineering and Construction	Chemicals and Materials	System Solutions
Revenue
Revenue from external customers	4,016,670	234,861	203,115	178,242	4,632,890	—	4,632,890	63,937	4,696,828
Inter-segment revenue or transfers	35,590	32,683	5,630	54,270	128,175	(128,175)	—	—	—

Total	4,052,261	267,545	208,746	232,512	4,761,065	(128,175)	4,632,890	63,937	4,696,828

Segment profit	138,017	6,838	6,304	22,113	173,274	1,256	174,531	(4,652)	169,878

Other items
Finance income	5,566	124	36	133	5,860	(206)	5,654	668	6,322
Finance costs	17,831	118	233	28	18,212	(206)	18,006	3,579	21,586
Depreciation and amortization	294,008	2,653	8,227	4,174	309,064	(4,313)	304,751	26,161	330,912
Share of profit in investments accounted for using the equity method	70,723	655	920	21	72,320	6,859	79,180	(35,062)	44,118

Other items
Capital expenditure	335,733	5,637	9,229	4,343	354,943	(3,905)	351,038	11,486	362,525

Notes:

1.

The adjustments of segment profit of 1,256 million yen include investment return of 6,524 million yen from the equity method associate Nippon Steel Kowa Real Estate Co., Ltd., investment return of 629 million yen from the equity method associate SUMCO Corporation, and elimination of inter-segment revenue or transfers of (5,897) million yen.

2.	The adjustments of segment liabilities include the elimination of the Steelmaking and Steel Fabrication segment’s borrowings from the System Solutions segment.

(4)	Information about geographical areas

(a)	Revenue

Year ended March 31, 2019

(Millions of Yen)
Japan	Overseas Subtotal	Asia	Other	Total
4,053,188	2,124,758	1,310,890	813,868	6,177,947

Year ended March 31, 2018

(Millions of Yen)
Japan	Overseas Subtotal	Asia	Other	Total
3,729,176	1,983,789	1,274,380	709,409	5,712,965

Year ended March 31, 2017

(Millions of Yen)
Japan	Overseas Subtotal	Asia	Other	Total
2,980,400	1,716,427	1,068,459	647,967	4,696,828

Revenue information is based on the geographical location of customers and classified by region.

(b)	Non-current assets

As of March 31, 2019

(Millions of Yen)
Japan	Overseas	Total
2,978,818	435,078	3,413,896

As of March 31, 2018

(Millions of Yen)
Japan	Overseas	Total
2,854,097	418,238	3,272,335

Non-current assets are based on the location of the asset and do not include financial assets, deferred tax assets and assets for retirement benefits.

(5)	Revenue from major customers

		(Millions of Yen)
	Related segment	Year ended March 31, 2019	Year ended March 31, 2018	Year ended March 31, 2017
Nippon Steel & Sumikin Bussan Corporation	Steelmaking and Steel Fabrication	1,170,241	849,244	744,657
Sumitomo Corporation	Steelmaking and Steel Fabrication	762,888	772,942	674,139
Metal One Corporation	Steelmaking and Steel Fabrication	631,639	592,146	—

8.	Business Combinations

Business combinations during the years ended March 31, 2017, 2018 and 2019 are as follows:

(1)	Business combinations consummated during the year ended March 31, 2019

Ovako AB

(a)	Overview

On June 1, 2018, the Company acquired all outstanding shares of Ovako AB (“Ovako”), which is headquartered in Sweden and is primarily engaged in the manufacturing and sale of special steel products and secondarily processed products mainly in Europe, for cash consideration of 51,767 million yen.

With this acquisition, the Company seeks to strengthen the position of the Group as “The Best Steelmaker with World-Leading Capabilities”, thereby aiming to achieve sustainable growth and enhance the Group’s corporate value in the mid-to long-term. With the addition of Ovako, the Group will bring together Ovako’s high-cleanliness steel for bearing steel and other related products to the Company’s product portfolio to strengthen and expand its global special steel business.

(b)	Consideration transferred

(Millions of Yen)
Cash	51,767

Total consideration transferred	51,767

The Group incurred acquisition-related costs of ¥1,215 million yen as selling, general and administrative expenses in the consolidated statements of profit and loss.

(c)	Fair value of the assets acquired and liabilities assumed and goodwill

(Millions of Yen)
Current assets	63,555
Non-current assets	53,302

Total assets	116,858

Current liabilities	70,691
Non-current liabilities	17,032

Total liabilities	87,724

Total identifiable net assets acquired	29,133

Total equity attributable to owners of the parent	29,133
Total consideration transferred	51,767

Goodwill	22,634

The goodwill is attributable mainly to an excess earning power expected to be achieved from the synergies between the Group and the Ovako. The goodwill is not tax-deductible.

(d)	Net cash used in the transaction

(Millions of Yen)
Cash consideration transferred	51,767
Cash and cash equivalents held by the acquiree at the acquisition date	(5,961)

Net cash used in the transaction	45,805

(e)	Revenue and profit or loss of the Ovako after the acquisition date

Information about revenue and profit or loss generated subsequent to the acquisition date through March 31, 2019 is not disclosed as it is immaterial to the consolidated financial statements.

(f)	Revenue and profit or loss of the Group if the business combination had been completed at the beginning of the year

Information about revenue and profit or loss of the Groups if business combination had been completed at the beginning of the year is not disclosed as it is immaterial to the consolidated financial statements.

Sanyo Special Steel Co., Ltd.

(a)	Overview

On March 28, 2019, the Company acquired 36.2% equity interest of Sanyo Special Steel Co., Ltd. (“Sanyo”), which is primarily engaged in the manufacturing and sale of special steel products, powders and formed and fabricated materials through purchase of newly issued shares. As a result of the acquisition, the equity interests held by the Company increased from 15.3% to 51.5% and Sanyo became a subsidiary of the Company.

The acquisition of Sanyo and Ovako allows the Company to strengthen its medium-to long-term competitiveness of the special steel businesses by bringing together our business foundations, technical and product development capabilities and cost competitiveness of the three companies to respond to globalization of the customers in the automobile and other fields as well as customer needs for high-quality special steel products.

(b)	Consideration transferred

(Millions of Yen)
Cash	67,235
Fair value of equity interests held before the acquisition date	13,737

Total consideration transferred	80,972

The Company recorded a loss of 4,592 million yen as other operating expenses in the consolidated statements of profit or loss as a result from fair value measurement conducted at the acquisition date of the equity interests in Sanyo held prior to the acquisition date.

The Group recorded acquisition-related costs of ¥276 million yen as selling, general and administrative expenses in the consolidated statements of profit and loss.

(c)	Fair value of the assets acquired and liabilities assumed, non-controlling interests and bargain purchase gain

The Company has not completed the fair value measurement of acquired assets and assumed liabilities, and accordingly the computation of non-controlling interests, bargain purchase gain and the purchase price allocations are on a provisional basis based on the most current information available.

(Millions of Yen)
Current assets	210,344
Non-current assets	75,075

Total assets	285,419

Current liabilities	61,789
Non-current liabilities	38,804

Total liabilities	100,593

Total identifiable net assets acquired	184,826
Non-controlling interests	90,274

Total equity attributable to owners of the parent	94,551
Total consideration transferred	80,972

Bargain purchase gain	13,578

Non-controlling interests are measured at the proportionate share of the fair value of the Sanyo’s identifiable total equity.

The Group recorded the difference between total equity attributable to the owners of the parent and total consideration transferred in the amount of 13,578 million yen as “Other operating income” in the consolidated statements of profit or loss for the year ended March 31, 2019.

(d)	Net cash used in the transaction

(Millions of Yen)
Cash consideration transferred	67,235
Cash and cash equivalents held by the Sanyo at the acquisition date	(79,196)

Net cash provided in the transaction	(11,961)

Cash and cash equivalents held by Sanyo at the acquisition date include the proceeds from equity financing in the amount of 67,235 million yen.

(e)	Revenue and profit or loss of the Sanyo after the acquisition date

Information about revenue and profit or loss generated subsequent to the acquisition date through March 31, 2019 is not disclosed as it is immaterial to the consolidated financial statements.

(f)	Revenue and profit or loss of the Group if the business combination had been completed at the beginning of the year

(Unaudited)	(Millions of Yen)
Revenue	6,363,765
Profit before income taxes	259,145

(2)	Business combinations consummated during the year ended March 31, 2018

No business combinations occurred during the year ended March 31, 2018.

(3)	Business combinations consummated during the year ended March 31, 2017

(a)	Overview

On March 13, 2017, the Company acquired 43% equity interest of Nisshin Steel Co., Ltd. (“Nisshin Steel”), which is primarily engaged in the steelmaking and steel fabrication business, for cash consideration. As a result of the acquisition, the equity interests held by the Company increased from 8% to 51% and Nisshin Steel became a subsidiary of the Company.

The acquisition was consummated in order for the Company and Nisshin Steel to bring together the respective management resources that they have fostered and create synergies, and thereby enhance competitiveness, and to strengthen the position of the Group as the “Best Steelmaker with World-Leading Capabilities”. With the addition of Nisshin Steel, the Company aims to enhance sustainable growth and corporate value in the mid-to long-term and contribute to the creation and development of a more prosperous society.

(b)	Consideration transferred

(Millions of Yen)
Cash	75,972
Fair value of equity interests held before the date of acquisition	14,781

Total consideration transferred	90,753

The Group incurred acquisition-related costs of 627 million yen.

(c)	Fair value of the assets acquired and liabilities assumed, non-controlling interests and goodwill

(Millions of Yen)
Current asset	246,040
Non-current assets	423,937

Total assets	669,978

Current liabilities	224,318
Non-current liabilities	259,936

Total liabilities	484,255

Total identifiable net assets acquired	185,722
Non-controlling interests	98,105

Total equity attributable to owners of the parent	87,616
Total consideration transferred	90,753

Goodwill	3,136

Non-controlling interests are measured at the proportionate share of the fair value of the acquiree’s identifiable net assets. The goodwill is attributable mainly to an excess earning power expected to be achieved from the synergies between the Group and the acquiree. The goodwill is not tax-deductible.

(d)	Net cash used in the transaction

(Millions of Yen)
Cash consideration transferred	75,972
Cash and cash equivalents held by the Nisshin Steel at the acquisition date	(23,079)

Net cash used in the transaction	52,892

(e)	Revenue and net profit or loss of the Nisshin Steel after the acquisition date

Information about profit or loss generated subsequent to the acquisition date through March 31, 2018 is not disclosed as it is immaterial to the consolidated financial statements.

(f)	Revenue and profit or loss of the Group if the business combination had been completed at the beginning of the year

(Unaudited)	(Millions of Yen)
Revenue	5,222,392

Profit before income taxes	199,831

9.	Cash and Cash Equivalents

The components of cash and cash equivalents are as follows:

	(Millions of Yen)
	As of March 31, 2019	As of March 31, 2018	As of March 31, 2017
Cash	159,636	138,702	119,793
Cash equivalents	3,540	4,166	4,135

Total	163,176	142,869	123,929

10.	Trade and Other Receivables

The components of trade and other receivables are as follows:

	(Millions of Yen)
	As of March 31, 2019	As of March 31, 2018
Notes and accounts receivable	842,573	730,805
Other	128,166	103,336
Allowance for doubtful receivables	(2,407)	(2,101)

Total	968,333	832,040

Contract assets are included in “Notes and accounts receivables”.

11.	Inventories

The components of inventories are as follows:

	(Millions of Yen)
	As of March 31, 2019	As of March 31, 2018
Merchandise and finished goods	831,597	701,173
Work in progress	87,814	72,425
Raw materials and supplies	647,704	626,222

Total	1,567,116	1,399,821

12.	Assets Pledged as Collateral

As per general contractual provisions for long-term and short-term borrowings, banks may require collateral and guarantees for present and future obligations, and retain the rights to offset the liabilities with bank deposits when repayment is overdue or when default occurs.

Assets pledged as collateral and secured debts are as follows:

	(Millions of Yen)
Assets pledged as collateral	As of March 31, 2019	As of March 31, 2018
Land	11,432	10,855
Buildings and structures	4,853	3,784
Machinery and vehicles	5,471	6,826
Other	13,475	4,907

Total	35,233	26,373

	(Millions of Yen)
Secured debts	As of March 31, 2019	As of March 31, 2018
Short-term borrowings	3,635	970
Long-term borrowings (current portion is included)	6,242	5,383
Other	467	447

Total	10,345	6,801

In addition to the pledged assets listed above, shares of associates are pledged as collateral (1,301 million yen, and 1,261 million yen as of March 31, 2019 and 2018, respectively).

13.	Property, Plant and Equipment

Details of changes in the carrying amounts and acquisition costs, accumulated depreciation and accumulated impairment losses of property, plant and equipment are as follows:

	(Millions of Yen)
Carrying amount	Land	Buildings and structures	Machinery and vehicles	Tools, furniture and fixtures	Leased assets	Construction in progress	Total
As of March 31, 2017	654,349	815,580	1,266,968	48,413	46,783	260,106	3,092,202

Acquisitions and reclassified from construction in progress	1,831	71,336	277,566	24,810	10,401	16,255	402,200
Disposals and sales	(2,858)	(4,081)	(2,637)	(621)	(246)	(803)	(11,249)
Depreciation	—	(58,469)	(257,642)	(19,000)	(9,486)	—	(344,599)
Impairment losses	(536)	(5,955)	(8,344)	(564)	—	—	(15,401)
Effects of changes in foreign exchange rates	(421)	868	10,997	189	(627)	(10,300)	705

As of March 31, 2018	652,364	819,277	1,286,908	53,226	46,823	265,258	3,123,857

Acquisitions and reclassified from construction in progress	5,967	78,086	363,975	85,546	7,812	(72,830)	468,557
Acquisitions through business combinations	9,653	20,579	56,261	1,082	—	6,755	94,331
Disposals and sales	(5,258)	(3,660)	(6,037)	(4,570)	(131)	(129)	(19,788)
Depreciation	—	(58,817)	(272,371)	(46,659)	(9,498)	—	(387,347)
Effects of changes in foreign exchange rates	(1,224)	(190)	(25,447)	719	(38)	(6,758)	(32,941)

As of March 31, 2019	661,502	855,274	1,403,287	89,343	44,967	192,294	3,246,669

Depreciation of property, plant and equipment is mainly included in “Cost of sales” and “Selling, general and administrative expenses” in the consolidated statements of profit or loss.

	(Millions of Yen)
Acquisition costs	Land	Buildings and structures	Machinery and vehicles	Tools, furniture and fixtures	Leased assets	Construction in progress	Total
As of March 31, 2017	705,539	2,555,698	7,998,199	317,753	277,165	308,196	12,162,552
As of March 31, 2018	701,984	2,607,700	8,215,605	327,419	276,851	313,262	12,442,823
As of March 31, 2019	710,235	2,730,502	8,733,560	407,619	280,382	196,767	13,059,068

	(Millions of Yen)
Accumulated depreciation and accumulated impairment losses	Land	Buildings and structures	Machinery and vehicles	Tools, furniture and fixtures	Leased assets	Construction in progress	Total
As of March 31, 2017	51,189	1,740,118	6,731,230	269,340	230,382	48,089	9,070,350
As of March 31, 2018	49,620	1,788,422	6,928,697	274,193	230,027	48,003	9,318,966
As of March 31, 2019	48,733	1,875,228	7,330,272	318,276	235,414	4,473	9,812,398

The carrying amounts by type of leased assets are as follows:

	(Millions of Yen)
	Buildings and structures	Machinery and vehicles	Tools, furniture and fixtures	Total
As of March 31, 2017	11,895	31,994	2,893	46,783
As of March 31, 2018	10,748	32,005	4,069	46,823
As of March 31, 2019	10,024	31,701	3,241	44,967

14.	Goodwill and Intangible Assets

Details of changes in the carrying amounts and acquisition costs, accumulated amortization and accumulated impairment losses of goodwill and intangible assets are as follows:

	(Millions of Yen)
Carrying amount	Goodwill	Software	Mining rights	Other	Total
As of March 31, 2017	44,563	47,165	44,630	5,878	142,237

Acquisitions	—	18,698	—	2,528	21,227
Amortization	—	(18,443)	(2,306)	(1,215)	(21,965)
Impairment losses	(2,472)	(139)	—	(61)	(2,673)
Effects of changes in foreign exchange rates	173	(1,066)	1,898	(434)	569

As of March 31, 2018	42,263	46,214	44,221	6,695	139,395

Acquisitions	—	19,470	—	807	20,278
Acquisitions through business combinations	22,634	1,891	—	16,333	40,859
Amortization	—	(17,868)	(2,198)	(1,202)	(21,268)
Impairment losses	(10,963)	—	—	—	(10,963)
Effect of changes in foreign exchange rates	(1,131)	(3,079)	(4,884)	(272)	(9,367)

As of March 31, 2019	52,803	46,629	37,139	22,362	158,934

Amortization of intangible assets is included in “Cost of sales” and “Selling, general and administrative expenses” in the consolidated statements of profit or loss.

	(Millions of Yen)
Acquisition costs	Goodwill	Software	Mining rights	Other	Total
As of March 31, 2017	44,563	87,236	63,304	12,131	207,236
As of March 31, 2018	44,736	97,253	66,107	17,203	225,301
As of March 31, 2019	66,238	115,358	58,617	30,875	271,090

Accumulated amortization and accumulated impairment losses	(Millions of Yen)
	Goodwill	Software	Mining rights	Other	Total
As of March 31, 2017	—	40,071	18,674	6,252	64,999
As of March 31, 2018	2,472	51,039	21,885	10,507	85,905
As of March 31, 2019	13,435	68,729	21,478	8,512	112,155

15.	Interests in Subsidiaries, Associates and Others

(1)	Major subsidiaries

Major subsidiaries of the Company as of March 31, 2019 are as follows:

Operating segment	Name	Address	% of voting rights interests
Steelmaking and Steel Fabrication	Sanyo Special Steel Co., Ltd.	Himeji-shi, Hyogo	51.5%
Steelmaking and Steel Fabrication	Nisshin Co., Ltd.	Chiyoda-ku, Tokyo	100.0%
Steelmaking and Steel Fabrication	Nippon Steel & Sumikin Coated Sheet Corporation	Chuo-ku, Tokyo	100.0%
Steelmaking and Steel Fabrication	Osaka Steel Co., Ltd.	Osaka-shi, Osaka	66.3%
Steelmaking and Steel Fabrication	Nippon Steel & Sumikin Metal Products Co., Ltd.	Koto-ku, Tokyo	100.0%

Operating segment	Name	Address	% of voting rights interests
Steelmaking and Steel Fabrication	Nippon Steel & Sumikin Pipe Co., Ltd.	Chiyoda-ku, Tokyo	100.0%
Steelmaking and Steel Fabrication	Kurosaki Harima Corporation	Kitakyushu-shi, Fukuoka	*47.0%
Steelmaking and Steel Fabrication	Nippon Steel & Sumikin Texeng Co., Ltd.	Chiyoda-ku, Tokyo	100.0%
Steelmaking and Steel Fabrication	Nippon Steel & Sumikin Stainless Steel Corporation	Chiyoda-ku, Tokyo	100.0%
Steelmaking and Steel Fabrication	Nippon Steel & Sumikin Logistics Co., Ltd.	Chuo-ku, Tokyo	100.0%
Steelmaking and Steel Fabrication	Nippon Steel & Sumikin SG Wire Co., Ltd.	Chiyoda-ku, Tokyo	100.0%
Steelmaking and Steel Fabrication	Geostr Corporation	Bunkyo-ku, Tokyo	*42.3%
Steelmaking and Steel Fabrication	Nippon Steel & Sumikin Welding Co., Ltd.	Koto-ku, Tokyo	100.0%
Steelmaking and Steel Fabrication	Nippon Steel & Sumikin Drum Co., Ltd.	Koto-ku, Tokyo	100.0%
Steelmaking and Steel Fabrication	Nippon Steel & Sumikin Blast Furnace Slag Cement Co., Ltd.	Kitakyushu-shi, Fukuoka	100.0%
Steelmaking and Steel Fabrication	Nippon Steel & Sumikin Cement Co., Ltd.	Muroran-shi, Hokkaido	85.0%
Steelmaking and Steel Fabrication	Nippon Steel & Sumikin Finance Co., Ltd.	Chiyoda-ku, Tokyo	100.0%
Steelmaking and Steel Fabrication	Nippon Steel & Sumikin Stainless Steel Pipe Co., Ltd.	Koga-shi, Ibaraki	100.0%
Steelmaking and Steel Fabrication	Nippon Steel & Sumikin Steel Wire Co., Ltd.	Seki-shi, Gifu	51.0%
Steelmaking and Steel Fabrication	Nippon Steel & Sumikin Eco-Tech Corporation	Chuo-ku, Tokyo	85.1%
Steelmaking and Steel Fabrication	Nippon Steel & Sumikin Bolten Corporation	Osaka-shi, Osaka	85.0%
Steelmaking and Steel Fabrication	Nippon Steel & SumikinShapes Corporation	Wakayama-shi, Wakayama	100.0%
Steelmaking and Steel Fabrication	Nippon Steel & Sumikin Tubos do Brasil Ltda.	State of Rio de Janeiro, Brazil	100.0%
Steelmaking and Steel Fabrication	NS-Siam United Steel Co., Ltd.	Rayong Province, Thailand	80.2%
Steelmaking and Steel Fabrication	National Pipe Company Limited	Eastern Province, Saudi Arabia	51.0%
Steelmaking and Steel Fabrication	Standard Steel, LLC	Pennsylvania State, United States of America	100.0%
Steelmaking and Steel Fabrication	Nippon Steel & Sumitomo Metal U.S.A., Inc.	New York State, United States of America	100.0%
Steelmaking and Steel Fabrication	PT Pelat Timah Nusantara Tbk.	Jakarta City, Indonesia	*35.0%
Steelmaking and Steel Fabrication	Nippon Steel & Sumitomo Metal (Thailand) Co., Ltd.	Bangkok Metropolis, Thailand	100.0%
Steelmaking and Steel Fabrication	Nippon Steel & Sumitomo Metal Australia Pty. Limited	New South Wales State, Australia	100.0%

Operating segment	Name	Address	% of voting rights interests
Steelmaking and Steel Fabrication	Nippon Steel & Sumikin Steel Processing (Thailand) Co., Ltd.	Rayong Province, Thailand	66.5%
Steelmaking and Steel Fabrication	Ovako AB	Stockholm, Sweden	100.0%
Engineering and Construction	Nippon Steel & Sumikin Engineering Co., Ltd.	Shinagawa-ku, Tokyo	100.0%
Chemicals & Materials	Nippon Steel Chemical & Material Co., Ltd.	Chiyoda-ku, Tokyo	100.0%
System Solutions	NS Solutions Corporation	Chuo-ku, Tokyo	63.4%

*

Although the Group holds less than 50% of the voting rights of Geostr Corporation, PT Pelat Timah Nusantara Tbk. and Kurosaki Harima Corporation, it includes the entities in consolidated subsidiaries because it substantially controls the entities.

(2)	Investments in associates

Carrying amount of investments in associates is as follows:

	(Millions of Yen)
	As of March 31, 2019	As of March 31, 2018
Carrying amount of investments in associates	636,216	654,214

Share of net profit or loss and other comprehensive income of associates is as follows:

	(Millions of Yen)
	Year Ended March 31, 2019	Year Ended March 31, 2018	Year Ended March 31, 2017
Net profit or loss	49,436	38,199	29,622
Other comprehensive income	(18,610)	(270)	11,379

Total	30,826	37,929	41,002

(3)	Investments in joint ventures

Carrying amount of investments in joint ventures is as follows:

	(Millions of Yen)
	As of March 31, 2019	As of March 31, 2018
Carrying amount of investments in joint ventures	156,930	145,025

Share of net profit or loss and other comprehensive income of joint ventures is as follows:

	(Millions of Yen)
	Year Ended March 31, 2019	Year Ended March 31, 2018	Year Ended March 31, 2017
Net profit or loss	36,975	27,458	14,495
Other comprehensive income	(6,030)	2,793	(1,108)

Total	30,944	30,251	13,386

There are no investments in associates or joint ventures accounted for under the equity method that are individually significant to the Group for the years ended March 31, 2017, 2018 and 2019.

16.	Income Taxes

(1)	Deferred tax assets and deferred tax liabilities

(a)	The components of deferred tax assets and deferred tax liabilities are as follows:

	(Millions of Yen)
	As of March 31, 2019	As of March 31, 2018
Deferred tax assets
Accrued bonus	28,189	26,453
Defined benefit liabilities	66,924	48,011
Impairment losses on non-financial assets	17,888	11,637
Property, plant and equipment	21,552	19,482
Unused tax losses	39,280	29,330
Elimination of unrealized gains on property, plant and equipment and others	31,553	29,681
Accrued expenses for demolition and removal of fixed assets	15,024	13,807
Other	48,820	39,367

Total deferred tax assets	269,234	217,772

Deferred tax liabilities
Equity securities	(108,609)	(151,451)
Defined benefit assets	(25,167)	(33,357)
Undistributed earnings	(31,570)	(30,904)
Special tax purpose reserves	(43,782)	(62,466)

Total deferred tax liabilities	(209,130)	(278,179)

Net deferred tax assets (liabilities)	60,104	(60,407)

(b)	The changes in net deferred tax assets and liabilities are as follows:

	(Millions of Yen)
	Year Ended March 31, 2019	Year Ended March 31, 2018
Balance at beginning of the year	(60,407)	(38,993)
Recognized in profit or loss	88,108	19,575
Recognized in other comprehensive income	37,761	(41,003)
Effect of changes in consolidation scope	(5,268)	14
Balance at end of the year	60,104	(60,407)

(c)	Deductible temporary differences and unused tax losses for which no deferred tax assets are recognized are as follows:

	(Millions of Yen)
	As of March 31, 2019	As of March 31, 2018
Carryforward of unused tax losses	51,390	87,225
Deductible temporary differences	111,242	131,854

Total	162,633	219,080

(d)	The components by expiry date of unused tax losses for which no deferred tax assets are recognized are as follows:

	(Millions of Yen)
	As of March 31, 2019	As of March 31, 2018
Within 1 year	3,009	30,935
Over 2 years but less than 3 years	5,209	7,774
Over 3 years but less than 4 years	10,640	11,426
Over 4 years but less than 5 years	1,247	17,003
Over 5 years	31,283	20,085

Total	51,390	87,225

(2)	Income tax expense

(a)	Details of income tax expense are as follows:

	(Millions of Yen)
	Year Ended March 31, 2019	Year Ended March 31, 2018	Year Ended March 31, 2017
Current taxes	79,209	79,124	49,526
Deferred taxes	(88,018)	(19,575)	(9,229)

Total	(8,809)	59,549	40,297

The Tax Cut and Jobs Act was enacted on December 22, 2017 and the federal corporate income tax rate applicable to the Company’s subsidiaries in the US was reduced from 35% to 21%. As a result of the reduction, deferred tax for the year ended March 31, 2018 decreased by 6,253 million yen.

(b)	Differences between the statutory income tax rate and the Group’s average effective tax rate consist of the following:

	Year Ended March 31, 2019	Year Ended March 31, 2018	Year Ended March 31, 2017
Statutory tax rate	30.6%	30.9%	30.9%

Share of profit in investments accounted for using the equity method	(7.3)	(4.8)	(4.5)
Effects of expense not deductible for tax purposes	0.9	0.9	1.1
Effects of income not taxable for tax purposes	(0.6)	(0.6)	(1.0)
Effects of differences in statutory tax rates applied to companies in Japan and foreign companies	(1.8)	(2.3)	(2.0)
Effects of changes in unrecognized deferred tax assets	(24.0)	(4.0)	(8.1)
Other	(1.4)	1.9	4.3

Average effective tax rate	(3.5)	21.9	20.7

17.	Trade and Other Payables

The components of trade and other payables are as follows:

	(Millions of Yen)
	As of March 31, 2019	As of March 31, 2018
Notes and trade accounts payable	821,009	782,605
Other payables	524,167	474,903
Other	266,226	323,087

Total	1,611,403	1,580,597

18.	Bonds, Borrowings and Lease Liabilities

(1)	Bonds, borrowings and lease liabilities

Details of bonds, borrowings and lease liabilities are as follows:

	(Millions of Yen)
	As of March 31, 2019	Average interest rate (%)	As of March 31, 2018	Average interest rate (%)	Maturity date
Short-term borrowings	215,393	1.2	137,323	1.0	—
Current portion of long-term borrowings repayable within one year	111,177	1.0	184,809	1.0	—
Current portion of bonds repayable within one year	60,000	1.4	85,700	1.5	—
Current portion of lease liabilities repayable within one year	8,783	0.8	8,550	0.8	—
Commercial papers	120,000	(0.0)	89,000	(0.0)	—
Long-term borrowings	1,595,905	0.8	1,401,156	0.8	July 19, 2075
Bonds	220,000	0.7	209,996	1.0	September 19, 2031
Lease liabilities	37,970	0.8	41,218	0.8	March 31, 2076

Total	2,369,231		2,157,755

“Average interest rate” represents the weighted average interest rate to the aggregate balance at the end of the reporting period.

(2)	Details of bonds

	(Millions of Yen)
Type	Issue date	As of March 31, 2019	As of March 31, 2018	Maturity date
Bonds issued by NSC
Japanese Yen Corporate Bonds Maturity 2019	February 15, 1999	—	696	February 15, 2019
The 58th Issue of Unsecured Corporate Bonds	September 2, 2008	—	30,000	June 20, 2018
The 59th Issue of Unsecured Corporate Bonds	September 2, 2008	10,000	10,000	June 20, 2028
The 61st Issue of Unsecured Corporate Bonds	December 2, 2008	—	15,000	September 20, 2018
The 63rd Issue of Unsecured Corporate Bonds	June 9, 2009	20,000	20,000	June 20, 2019

	(Millions of Yen)
Type	Issue date	As of March 31, 2019	As of March 31, 2018	Maturity date
The 64th Issue of Unsecured Corporate Bonds	April 20, 2010	20,000	20,000	March 19, 2020
The 65th Issue of Unsecured Corporate Bonds	August 31, 2010	15,000	15,000	June 19, 2020
The 67th Issue of Unsecured Corporate Bonds	May 24, 2011	30,000	30,000	March 19, 2021
The 65th No.2 Issue of Unsecured Corporate Bonds	May 31, 2011	—	10,000	May 31, 2018
The 68th Issue of Unsecured Corporate Bonds	October 20, 2011	15,000	15,000	September 17, 2021
The 68th No.2 Issue of Unsecured Corporate Bonds	October 20, 2011	—	10,000	October 19, 2018
The 70th Issue of Unsecured Corporate Bonds	April 20, 2012	10,000	10,000	April 19, 2019
The 69th No.2 Issue of Unsecured Corporate Bonds	July 20, 2012	10,000	10,000	June 20, 2019
The 70th No.2 Issue of Unsecured Corporate Bonds	July 20, 2012	20,000	20,000	June 20, 2022
The 1st Issue of Unsecured Corporate Bonds	September 26, 2016	10,000	10,000	September 18, 2026
The 2nd Issue of Unsecured Corporate Bonds	September 26, 2016	10,000	10,000	September 19, 2031
The 3rd Issue of Unsecured Corporate Bonds	May 25, 2017	10,000	10,000	May 20, 2024
The 4th Issue of Unsecured Corporate Bonds	May 25, 2017	10,000	10,000	May 20, 2027
The 5th Issue of Unsecured Corporate Bonds	December 8, 2017	10,000	10,000	December 20, 2024
The 6th Issue of Unsecured Corporate Bonds	December 8, 2017	10,000	10,000	December 20, 2027
The 7th Issue of Unsecured Corporate Bonds	June 12, 2018	20,000	—	June 20, 2023
The 8th Issue of Unsecured Corporate Bonds	June 12, 2018	20,000	—	June 20, 2025
The 9th Issue of Unsecured Corporate Bonds	June 12, 2018	20,000	—	June 20, 2028
Bonds issued by Nisshin Steel
The 19th Issue of Unsecured Corporate Bonds	June 2, 2008	—	10,000	June 1, 2018
The 23rd Issue of Unsecured Corporate Bonds	March 10, 2014	—	10,000	March 8, 2019
Bonds issued by Sanyo Special Steel
The 2nd Issue of Unsecured Corporate Bonds	December 7, 2017	10,000	—	December 6, 2024

Total		280,000	295,696

(3)	Reconciliation of changes in liabilities in cash flows from financing activities

The table below presents a reconciliation of main changes in liabilities arising from financing activities.

	(Millions of Yen)
	Short-term borrowings	Commercial papers	Long-term borrowings	Bonds	Lease liabilities	Total
As of March 31, 2017	142,769	31,854	1,595,610	396,005	48,688	2,214,928

Cash flows from financing activities	(7,114)	57,140	2,672	(100,000)	(12,377)	(59,677)
Effects of changes in consolidation scope	1,331	—	1,435	—	(7)	2,759
Effects of changes in foreign exchange rates	276	4	(10,865)	—	196	(10,387)
Other	60	—	(2,886)	(309)	13,267	10,132

As of March 31, 2018	137,323	89,000	1,585,966	295,696	49,768	2,157,755

Cash flows from financing activities	44,401	23,000	102,850	(25,700)	(9,792)	134,760
Effects of changes in consolidation scope	35,073	8,000	20,872	10,000	(65)	73,880
Effects of changes in foreign exchange rates	(1,220)	—	(2,013)	—	(43)	(3,277)
Other	(184)	—	(593)	3	6,886	6,112

As of March 31, 2019	215,393	120,000	1,707,083	280,000	46,754	2,369,231

19.	Leases

The Group leases assets such as machinery as a lessee and land and buildings as a lessor.

(1)	Finance leases

As a lessee

Future minimum lease payments under finance lease contracts are as follows:

	(Millions of Yen)
	Year ended March 31, 2019	Year ended March 31, 2018
Within 1year	8,783	8,550
Over 1 but less than 5 years	21,034	22,582
Over 5 years	16,936	18,635

Total	46,754	49,768

There is no significant difference between the total future minimum lease payments and the present value of total future minimum lease payments as of March 31, 2018 and 2019.

(2)	Operating leases

As a lessee

The future minimum lease payments under non-cancellable operating lease contracts are as follows:

	(Millions of Yen)
	Year ended March 31, 2019	Year ended March 31, 2018
Within 1 year	11,371	9,965
Over 1 but less than 5 years	29,434	31,624
Over 5 years	4,994	6,638

Total	45,800	48,228

Operating lease expenses under non-cancellable operating lease contracts recognized during the years ended March 31, 2019 and 2018 amounted to 10,356 million yen and 9,597 million yen, respectively.

As a lessor

The future lease payments expected to be received under non-cancellable operating lease contracts are as follows:

	(Millions of Yen)
	Year ended March 31, 2019	Year ended March 31, 2018
Within 1 year	2,314	1,906
Over 1 but less than 5 years	8,326	6,549
Over 5 years	21,712	7,654

Total	32,353	16,110

20.	Employee Benefits

(1)	Overview of retirement benefit plans

The retirement benefit plans that the Group offers to its employees include lump-sum retirement payment plans, defined benefit plans, and defined contribution plans.

Under the lump-sum retirement payment plans, the Group makes lump-sum payments to eligible employees upon their retirement. The amount of benefits under these plans is determined mainly based on the employee’s base salary and years of service at retirement.

The Group also has defined benefit plans that are corporate pension plans in compliance with the Defined-Benefit Corporate Pension Act of Japan and provides benefit payments to eligible employees over a certain period of time after retirement. The amount of benefits under these plans is determined mainly based on the employee’s base salary and years of service at retirement.

The management of plan assets for defined benefit plans aims to maximize the value of the plan assets within an acceptable level of risk in order to ensure stable future pension benefit payments to the plan participants and qualified beneficiaries. Specifically, the plan establishes a medium and long-term investment portfolio taking into consideration of the characteristics of the plan assets and pension obligations. This investment portfolio is reviewed periodically and adjusted for changes in the market environment and funding position since initial assumptions has been set out.

Under the defined contribution plans, the responsibility of the Company and its subsidiaries is limited to contributions based on the amount determined in the retirement benefits policies of each participating company.

(2)	Reconciliation of the present value of the defined benefit obligations

The changes in the present value of the defined benefit obligations for the Group are as follows:

	(Millions of Yen)
	Year ended March 31, 2019	Year ended March 31, 2018
Balance at beginning of the year	619,280	650,749
Current service cost	34,137	34,168
Interest cost	2,610	2,591
Actuarial gains and losses	6,183	296
Past service cost	(54)	(5,700)
Benefits paid	(48,542)	(55,624)
Other	17,137	(7,199)
Balance at end of the year	630,754	619,280

The weighted average duration of the defined benefit obligations for the years ended March 31, 2019 and 2018 is 11.9 years and 11.5 years, respectively.

(3)	Reconciliation of the fair value of the plan assets

The changes in the fair value of the plan assets for the Group are as follows:

	(Millions of Yen)
	Year ended March 31, 2019	Year ended March 31, 2018
Balance at beginning of the year	554,671	545,072
Interest income	2,986	2,788
Return on plan assets, excluding interest income	(457)	29,550
Employer contributions	13,903	13,765
Benefits paid	(29,682)	(34,637)
Other	(15,174)	(1,866)
Balance at end of the year	526,246	554,671

The Group expects to contribute 12,461 million yen to the defined benefit plans for the year ending March 31, 2020.

(4)	The components of the fair value of plan assets by asset category

The components of the fair value of plan assets by asset category are as follows:

	(Millions of Yen)
	As of March 31, 2019		As of March 31, 2018
	With quoted market price in an active market	With no quoted market price in an active market	With quoted market price in an active market	With no quoted market price in an active market
Bonds	80,469	—	83,441	—
Equity investments	208,456	—	249,400	—
Cash and cash equivalents	43,857	—	32,799	—
General accounts at life insurance company	—	126,547	—	123,396
Other	—	66,915	—	65,633

Total	332,783	193,463	365,641	189,030

(5)	Significant actuarial assumptions

The significant actuarial assumptions used to determine the present value of defined benefit obligations for the Company are as follows:

	As of March 31, 2019	As of March 31, 2018
Discount rate	0.3%	0.3%

(6)	Sensitivity analysis

The effects on defined benefit obligations of increase in the discount rates are as follows:

(Millions of Yen)
	Year ended March 31, 2019	Year ended March 31, 2018
Effects of incremental increase in discount rate by 0.5%	33,151 million yen decrease	32,049 million yen decrease

The sensitivity analysis assumes that other assumptions remain unchanged.

(7)	Defined contribution plans

The amounts recognized as expenses for defined contribution plans are 6,557 million yen, 5,008 million yen and 4,926 million yen for the years ended March 31, 2019, 2018 and 2017, respectively.

(8)	Employee benefits expenses

The Group incurred employee benefits expenses of 869,640 million yen, 831,273 million yen and 753,712 million yen for the years ended March 31, 2019, 2018 and 2017, respectively. These expenses are included in “Cost of sales” and “Selling, general and administrative expenses” in the consolidated statements of profit or loss.

Salary, bonus, statutory health and welfare benefits and retirement benefits expenses are included in employee benefits expenses.

21.	Equity and Other Equity Items

(1)	Common stock and reserves

The total number of shares authorized to be issued and shares outstanding are as follows:

	Number of shares authorized to be issued (Thousands)	Number of shares outstanding (Thousands)
As of March 31, 2017	2,000,000	950,321
Changes	—	—
As of March 31, 2018	2,000,000	950,321
Changes	—	—
As of March 31, 2019	2,000,000	950,321

All the shares authorized to be issued and shares outstanding are without par value.

Capital surplus

Capital surplus comprises of amounts generated through capital transactions that are not recorded in common stock, and its primary component is capital reserves.

The Companies Act of Japan stipulates that one-half or more of the proceeds from issuance of shares should be incorporated in common stock, and that the remainder shall be incorporated in capital reserve included in capital surplus. The act stipulates that the capital reserve may be incorporated in common stock upon resolution at the general meeting of shareholders.

Retained earnings

Retained earnings consist of legal reserves and accumulated earnings. The Companies Act of Japan provides that one-tenth of cash dividends be appropriated as capital reserve or legal reserve at the date of distribution until the total amount of these reserves equals one-fourth of common stock. Legal reserve may be utilized to cover capital losses upon resolution at the general meeting of shareholders.

(2)	Treasury stock

The total number of treasury stock held by the Group is as follows:

Number of shares (Thousands)
As of March 31, 2017	67,674
Changes	36
As of March 31, 2018	67,710
Changes	(37,912)
As of March 31, 2019	29,797

The Company used 38,161 thousand shares of the treasury stock to acquire shares of Nisshin Steel through the share exchange on January 1, 2019.

22.	Dividends

The dividends paid by the Company are as follows:

Year ended March 31, 2019

(1)	Dividends paid

Date of resolution	Class of share	Total amount of dividends (Millions of Yen)	Dividends per share (Yen)	Record date	Effective date
Shareholders’ meeting held on June 26, 2018	Ordinary shares	35,355	40	March 31, 2018	June 27, 2018
Board of directors meeting held on November 2, 2018	Ordinary shares	35,355	40	September 30, 2018	December 3, 2018

(2)	Dividends that belong to the current consolidated reporting year but become effective in the subsequent consolidated reporting year

Date of resolution	Class of share	Source of dividends	Total amount of dividends (Millions of Yen)	Dividends per share (Yen)	Record date	Effective date
Shareholders’ meeting held on June 25, 2019	Ordinary shares	Retained earnings	36,880	40	March 31, 2019	June 26, 2019

Year ended March 31, 2018

(1)	Dividends paid

Date of resolution	Class of share	Total amount of dividends (Millions of Yen)	Dividends per share (Yen)	Record date	Effective date
Shareholders’ meeting held on June 27, 2017	Ordinary shares	39,776	45	March 31, 2017	June 28, 2017
Board of directors meeting held on October 27, 2017	Ordinary shares	26,517	30	September 30, 2017	November 30, 2017

(2)	Dividends that belong to the current consolidated reporting year but become effective in the subsequent consolidated reporting year

Date of resolution	Class of share	Source of dividends	Total amount of dividends (Millions of Yen)	Dividends per share (Yen)	Record date	Effective date
Shareholders’ meeting held on June 26, 2018	Ordinary shares	Retained earnings	35,355	40	March 31, 2018	June 27, 2018

Year ended March 31, 2017

(3)	Dividends paid

Date of resolution	Class of share	Total amount of dividends (Millions of Yen)	Dividends per share (Yen)	Record date	Effective date
Shareholders’ meeting held on June 24, 2016	Ordinary shares	13,554	15	March 31, 2016	June 27, 2016

(4)	Dividends that belong to the current consolidated reporting year but become effective in the subsequent consolidated reporting year

Date of resolution	Class of share	Source of dividends	Total amount of dividends (Millions of Yen)	Dividends per share (Yen)	Record date	Effective date
Shareholders’ meeting held on June 27, 2017	Ordinary shares	Retained earnings	39,776	45	March 31, 2017	June 28, 2017

23.	Revenue

(1)	Disaggregation of revenue

Disaggregation of revenue from contracts with customers and its relationship with segment revenue are as follows.

Year ended March 31, 2019

	(Millions of Yen)
	Steelmaking and Steel Fabrication	Engineering and Construction	Chemicals and Materials	System Solutions	Consolidated
Japan	3,431,461	264,674	155,184	201,868	4,053,188
Asia	1,194,440	34,746	78,872	2,831	1,310,890
Middle East	113,180	2	319	—	113,502
Europe	142,335	20,645	4,426	66	167,473
North America	279,575	997	4,055	151	284,779
Central and South America	188,473	279	156	34	188,944
Africa	46,202	—	0	—	46,202
Pacific	12,963	—	0	—	12,964

Total	5,408,633	321,346	243,014	204,952	6,177,947

Revenue is classified based on the geographic location of customers and presented at the amount less adjustment of inter-segment transactions.

(2)	Contract balances

	(Millions of Yen)
	At beginning of the year (As of April 1, 2018)	As of March 31, 2019
Receivables	685,761	774,803
Contract assets	45,044	67,769
Contract liabilities	22,936	28,488

Receivables and contract assets are included in “Trade and Other Receivables” in the consolidated statement of financial position.

Contract liabilities are included in “Other current liabilities” in the consolidated statement of financial position.

The amount included in the contract liabilities as of April 1, 2018 and recognized as revenue for the year ended March 31, 2019 amounted to 20,099 million yen.

The amount recognized as revenue for the year ended March 31, 2019 from performance obligations satisfied in previous periods is immaterial.

(3)	Transaction price allocated to the remaining performance obligation

	(Millions of Yen)
	As of March 31, 2019	Engineering and Construction	System Solutions
Within 1 year	259,610	184,782	74,828
Over 1 year	202,262	170,569	31,693

Total	461,872	355,351	106,521

The above is included transaction price allocated to the remaining performance obligation whose original expected duration of performance obligation is one year or less and is presented at the amount less adjustment of inter-segment transactions.

The Group applied the practical expedient and does not disclose the information with respect to Steelmaking and Steel Fabrication segments and Chemicals and Materials segments as original expected duration of performance obligation is mostly one year or less.

(4)	Assets recognized from the costs to obtain or fulfill a contract with a customer

The Group’s incremental costs of obtaining a contract and costs to fulfill a contract with customer required to be recognized as assets are immaterial.

24.	Selling, General and Administration Expenses

The components of selling, general and administrative expenses are as follows:

	(Millions of Yen)
	Year ended March 31, 2019	Year ended March 31, 2018	Year ended March 31, 2017
Transportation and storage	161,091	141,873	112,637
Salaries and bonuses	141,390	137,687	122,184
Retirement benefit costs	8,713	7,336	5,897
Research and development costs	58,621	61,019	54,912
Depreciation and amortization	8,693	10,064	7,138
Other	189,901	175,804	163,584

Total	568,409	533,787	466,351

25.	Research and Development Costs

The total amounts of research and development costs included in “Cost of sales” and “Selling, general and administrative expenses” are as follows:

	(Millions of Yen)
	Year ended March 31, 2019	Year ended March 31, 2018	Year ended March 31, 2017
Research and development costs	72,043	74,071	70,100

26.	Other Operating Income and Other Operating Expenses

The components of “Other operating income” and “Other operating expenses” are as follows:

(1)	Other operating income

	(Millions of Yen)
	Year ended March 31, 2019	Year ended March 31, 2018	Year ended March 31, 2017
Dividends received	20,156	17,832	15,005
Foreign exchanges gains (net)	6,152	—	—
Other	76,296	73,689	47,102

Total	102,606	91,521	62,108

Dividend income is generated mainly from financial assets measured at fair value through other comprehensive income.

(2)	Other operating expenses

	(Millions of Yen)
	Year ended March 31, 2019	Year ended March 31, 2018	Year ended March 31, 2017
Foreign exchanges losses (net)	—	3,976	9,310
Impairment losses	—	18,075	—
Losses on disposal of fixed assets	27,665	30,540	32,322
Other	42,455	46,181	39,539

Total	70,120	98,773	81,171

27.	Losses on natural disaster

Losses related to weather related natural disasters were incurred during the year ended March 31, 2019. The nature of the losses represent costs on restoration, disposal of machinery and other related costs which amounted to 22,349 million yen.

28.	Gains or losses from reorganization

As part of its strategic initiative, the Company has realigned resource allocation to certain of its business and has incurred losses from reorganization.

The reorganization losses are principally divided into impairment losses of 16,882 million yen, losses on withdrawal from businesses of 17,443 million yen and losses incurred to withdraw inactive facilities and other losses of 15,154 million yen for the year ended March 31, 2019.

Impairment losses relate to goodwill and impairment of equity method investments due to changes in recoverable amounts as a result of reorganization of business activities. Refer to Note 30 “Impairment of Assets” for further discussion. Losses on withdrawal from businesses mainly consist of losses related to the pending withdrawal from large casting and forgings business operated by Japan Casting & Forging Corporation, an affiliate in the Steelmaking and Steel Fabrication segment, due to unfavorable business environment. Losses incurred to withdraw inactive facilities and others losses mainly consist of the termination and demolition losses of blast furnace of Wakayama Works which was replaced by a new facility in February 2019.

Majority of the gains from reorganization for the year ended March 31, 2017 resulted from gain from the partial sale of shares of SUMCO Corporation, which was offset by losses from reorganization of Butt-welding Fittings Business of Nippon Steel & Sumikin Kikoh Company, Ltd., in the Steelmaking and Steel Fabrication segment.

29.	Finance Income and Finance Costs

The components of “Finance income” and “Finance costs” are as follows:

(1)	Finance income

	(Millions of Yen)
	Year ended March 31, 2019	Year ended March 31, 2018	Year ended March 31, 2017
Interest income	6,028	5,710	6,241
Other	76	1,933	81

Total	6,104	7,644	6,322

Interest income is generated mainly from financial assets measured at amortized cost.

(2)	Finance costs

	(Millions of Yen)
	Year ended March 31, 2019	Year ended March 31, 2018	Year ended March 31, 2017
Interest expense	19,133	21,339	19,292
Other	3,311	3,245	2,293

Total	22,445	24,584	21,586

Interest expense is generated mainly from financial liabilities measured at amortized cost.

30.	Impairment of Assets

(1)	Impairment losses

Year ended March 31, 2019

(Millions of Yen)
Steelmaking and Steel Fabrication	Engineering and Construction	Chemicals and Materials	System Solutions	Adjustments	Total
11,909	4,972	—	—	—	16,882

Impairment losses in the Steelmaking and Steel Fabrication segment were recognized mainly due to strategic realignments of its businesses in order to address unfavorable business environment. This includes the impairment loss of 5,990 million yen related to goodwill of a subsidiary which is in a business of manufacturing and distribution of railway wheels and axles in the U.S. This impairment loss was recognized due to the decision to reorganize the operation of certain business in the U.S. in the Steelmaking and Steel Fabrication segment. The recoverable amount of related assets was calculated based on the fair value less costs of disposal which was determined using the market approach and was categorized within Level 3 of the fair value hierarchy. Impairment loss of 5,919 million yen related to the investment accounted for using the equity method held by a subsidiary which operates mining business in Australia was recognized as a result of re-review of its investment plan. The recoverable amount related to this investment is calculated based on value-in-use using the discounted cash flow method with the pre-tax discounted rate of 8.0%.

Impairment loss in the Engineering and Construction segment are recognized mainly due to unfavorable business environment. This goodwill related impairment loss was incurred by a subsidiary which operates environmental plant business in Europe. The recoverable amount of related assets was calculated based on value-in-use by using the discounted cash flow method with the pre-tax discounted rate of 8.0%.

Year ended March 31, 2018

(Millions of Yen)
Steelmaking and Steel Fabrication	Engineering and Construction	Chemicals and Materials	System Solutions	Adjustments	Total
9,932	2,472	3,334	2,570	(234)	18,075

Impairment losses in the Steelmaking and Steel Fabrication segment are recognized mainly due to unfavorable business environment. This includes the impairment losses of 8,505 million yen recognized with respect to the operating assets held by a subsidiary in the U.S. which operates pipe business and the carrying amount of related assets was reduced to the recoverable amount of zero. The recoverable amount of related assets is calculated based on value-in-use using the discounted cash flow method.

Impairment losses in the Engineering and Construction segment are recognized due to unfavorable business environment. This is arisen from the reduction in the carrying amount of goodwill acquired in business combinations of a subsidiary which operates environmental plant engineering business in Europe. The recoverable amount of related assets is calculated based on value-in-use using the discounted cash flow method with the pre-tax discounted rate of 8.0%.

Impairment losses in the Chemicals and Materials segment are recognized due to unfavorable business environment. This is arisen from the reduction in the carrying amount of the operating assets held by a subsidiary which operates coal chemicals business in China.

Impairment losses in the System Solutions segment are recognized by assessing the forecast of future earnings with respect to a part of data center assets. The recoverable amount of related assets is calculated based on the fair value less costs of disposal which is mainly based on real estate appraisals and was categorized within Level 3 of the fair value hierarchy.

Year ended March 31, 2017

There are no material impairment losses occurred in the year ended March 31, 2017.

(2)	Impairment test of goodwill

The breakdown of the carrying amount of goodwill by segment is as follows:

	(Millions of Yen)
Operating segment	As of March 31, 2019	As of March 31, 2018
Steelmaking and Steel Fabrication	44,477	28,596
Engineering and Construction	3,300	8,641
Chemicals and Materials	—	—
System Solutions	5,025	5,025

Total	52,803	42,263

The recoverable amount of the cash-generating units to which the goodwill is allocated is calculated based on value-in-use or the fair value less costs of disposal. In measuring value in use, past experience and external evidence are reflected and the estimated future cash flows are discounted to the present value. The future cash flows are estimated based on a business plan approved by management, which covers a maximum period of five years, and a growth rate for the subsequent years.

The discount rate is calculated based on the weighted average cost of capital of each cash-generating unit which is the pre-tax discounted rate of principally 8.0%.

31.	Other Comprehensive Income

The components of other comprehensive income are as follows:

Year ended March 31, 2019

	(Millions of Yen)
	Incurred during the year	Reclassification	Before tax effect	Tax effect	After tax effect
Items that cannot be reclassified to profit or loss
Changes in fair value of financial assets measured at fair value through other comprehensive income	(138,361)	—	(138,361)	33,804	(104,557)
Remeasurements of defined benefit assets	(6,641)	—	(6,641)	3,109	(3,531)
Share of other comprehensive income of investments accounted for using the equity method	(2,953)	—	(2,953)	—	(2,953)

Subtotal	(147,956)	—	(147,956)	36,913	(111,042)

Items that might be reclassified to profit or loss
Changes in fair value of cash flow hedges	6,155	(4,234)	1,921	(398)	1,522
Foreign exchange differences on translation of foreign operations	(42,391)	(111)	(42,502)	1,246	(41,256)
Share of other comprehensive income of investments accounted for using the equity method	(21,750)	62	(21,687)	—	(21,687)

Subtotal	(57,985)	(4,283)	(62,269)	847	(61,421)

Total	(205,942)	(4,283)	(210,225)	37,761	(172,464)

“Incurred during the year” and “Reclassification” in shares of other comprehensive income of investments accounted for using the equity method are stated with the amount after tax effect.

Year ended March 31, 2018

	(Millions of Yen)
	Incurred during the year	Reclassification	Before tax effect	Tax effect	After tax effect
Items that cannot be reclassified to profit or loss
Changes in fair value of financial assets measured at fair value through other comprehensive income	94,274	—	94,274	(29,051)	65,222
Remeasurements of defined benefit assets	29,253	—	29,253	(9,831)	19,422
Share of other comprehensive income of investments accounted for using the equity method	5,125	—	5,125	—	5,125

Subtotal	128,653	—	128,653	(38,883)	89,770

Items that might be reclassified to profit or loss
Changes in fair value of cash flow hedges	(2,351)	4,678	2,326	(538)	1,788
Foreign exchange differences on translation of foreign operations	12,390	(215)	12,174	(1,582)	10,592
Share of other comprehensive income of investments accounted for using the equity method	(2,488)	(113)	(2,602)	—	(2,602)

Subtotal	7,550	4,349	11,899	(2,120)	9,778

Total	136,203	4,349	140,552	(41,003)	99,548

“Incurred during the year” and “Reclassification” in shares of other comprehensive income of investments accounted for using the equity method are stated with the amount after tax effect.

Year ended March 31, 2017

	(Millions of Yen)
	Incurred during the year	Reclassification	Before tax effect	Tax effect	After tax effect
Items that cannot be reclassified to profit or loss
Changes in fair value of financial assets measured at fair value through other comprehensive income	119,533	—	119,533	(33,263)	86,269
Remeasurements of defined benefit assets	33,791	—	33,791	(9,727)	24,063
Share of other comprehensive income of investments accounted for using the equity method	406	—	406	—	406

Subtotal	153,732	—	153,732	(42,991)	110,740

Items that might be reclassified to profit or loss
Changes in fair value of cash flow hedges	5,404	8,533	13,937	(4,485)	9,452
Foreign exchange differences on translation of foreign operations	(28,332)	2,551	(25,781)	702	(25,079)
Share of other comprehensive income of investments accounted for using the equity method	8,008	1,854	9,863	—	9,863

Subtotal	(14,919)	12,939	(1,980)	(3,782)	(5,763)

Total	138,812	12,939	151,751	(46,774)	104,977

“Incurred during the year” and “Reclassification” in shares of other comprehensive income of investments accounted for using the equity method are stated with the amount after tax effect.

32.	Earnings per Share

Profit for the year attributable to common shares of the parent is as follows:

	(Millions of Yen)
	Year ended March 31, 2019	Year ended March 31, 2018	Year ended March 31, 2017
Profit for the year attributable to owners of the parent	251,169	180,832	137,246
Profit for the year not attributable to ordinary equity holders of the parent	—	—	—

Profit for the year used to calculate basic earnings per share	251,169	180,832	137,246

Diluted earnings per share is not presented as there are no potential dilutive shares.

The weighted average number of ordinary shares outstanding is as follows:

	(Shares)
	Year ended March 31, 2019	Year ended March 31, 2018	Year ended March 31, 2017
Weighted average number of ordinary shares outstanding	891,387,729	882,629,157	884,959,677

33.	Financial Instruments

(1)	Capital management

Under the presumption that a certain level of financial stability is maintained, the Group has capital management policies which emphasize operational efficiency of invested capital, maximize corporate value by utilizing funds in investments (including investments in capital expenditure, research and development and M&A) which are expected to generate revenue which exceeds the cost of capital to enable sustainable growth and, at the same time, meet the demands of shareholders by providing returns to shareholders based on profits. The necessary funds to achieve this are primarily provided through cash flows from operating activities which are generated from maintaining and enhancing the Group’s earnings power, and the Group raises funds through borrowings from banks and the issuance of corporate bonds, as necessary.

The Group identifies Return on Equity (“ROE”) and Debt Equity Ratio (“D/E ratio”) as key management indicators to achieve medium and long-term profit growth and stability of the financial base. ROE is calculated by dividing profit for the year attributable to owners of the parent by the equity attributable to owners of the parent. D/E ratio is calculated by dividing interest-bearing debts by the equity attributable to owners of the parent.

	As of March 31, 2019	As of March 31, 2018
ROE (%)	7.9	6.0
D/E Ratio (times)	0.73	0.69

There are no significant capital regulations which are applied to the Company.

(2)	Classification of financial instruments

(a)	Valuation techniques used to measure the fair value for the financial instruments with a carrying amount measured at fair value

(i)	Equity instruments

The fair value of marketable equity instruments is measured using quoted market prices at the end of the reporting period.

The fair value of non-marketable equity instruments is estimated using appropriate valuation techniques, such as the market approach.

(ii)	Derivatives

The fair value of derivatives is measured with reference to prices provided by the counterparty and forward exchange rates.

(b)	Classification by levels in the fair value hierarchy

The fair value hierarchy of financial instruments is classified from Level 1 to Level 3 as follows:

Level 1:	Fair value measured with quoted prices in active markets for identical assets or liabilities,

Level 2:	Fair value measured using inputs that are directly or indirectly observable for assets or liabilities other than those in Level 1,

Level 3:	Fair value measured using inputs that are not based on observable market data for assets or liabilities.

(c)	Method to measure the changes in fair value

FVPL: Method of measuring changes in fair value through profit or loss

FVOCI: Method of measuring changes in fair value through other comprehensive income

(d)	Carrying amounts of financial instruments by classification

The carrying amounts of financial instruments by classification as of March 31, 2019 and 2018 are as follows:

As of March 31, 2019

Financial assets

	(Millions of Yen)
	Carrying amount
	Amortized cost	Fair value		Total
		FVPL	FVOCI
Current assets
Cash and cash equivalents	163,176	—	—	163,176
Trade and other receivables	900,563	—	—	900,563
Other financial assets	12,844	590	3,480	16,915
Derivatives	—	590	3,480	4,071
Debt instruments	12,844	—	—	12,844
Non-current assets
Other financial assets	84,211	—	728,456	812,668
Equity instruments	—	—	718,470	718,470
Derivatives	—	—	9,985	9,985
Debt instruments	84,211	—	—	84,211

Derivatives included in FVOCI represent the effective portion of hedging instruments designated in cash flow hedge.

The carrying amount of “trade and other receivables” in the table above does not include the assets recognized in accordance with IFRS 15 which amounts to 67,769 million yen.

Financial liabilities

	(Millions of Yen)
	Carrying amount
	Amortized cost	Fair value		Total
		FVPL	FVOCI
Current liabilities
Trade and other payables	1,611,403	—	—	1,611,403
Bonds and borrowings	506,571	—	—	506,571
Other financial liabilities Derivatives	—	258	758	1,017
Non-current liabilities
Bonds and borrowings	1,815,905	—	—	1,815,905
Other financial liabilities Derivatives	—	—	6,501	6,501
Other non-current liabilities	142,149	—	—	142,149

Derivatives included in FVOCI represent the effective portion of hedging instruments designated in cash flow hedge.

The carrying amount of “other non-current liabilities” in the table above does not include the liabilities recognized in accordance with IAS 19 which amounts to 24,085 million yen.

As of March 31, 2018

Financial assets

	(Millions of Yen)
	Carrying amount
	Amortized cost	Fair value		Total
		FVPL	FVOCI
Current assets
Cash and cash equivalents	142,869	—	—	142,869
Trade and other receivables	832,040	—	—	832,040
Other financial assets	12,351	61	6,765	19,178
Derivatives	—	61	6,765	6,827
Debt instruments	12,351	—	—	12,351
Non-current assets
Other financial assets	74,538	—	933,088	1,007,627
Equity instruments	—	—	926,465	926,465
Derivatives	—	—	6,623	6,623
Debt instruments	74,538	—	—	74,538

Derivatives included in FVOCI represent the effective portion of hedging instruments designated in cash flow hedge.

Financial liabilities

	(Millions of Yen)
	Carrying amount
	Amortized cost	Fair value		Total
		FVPL	FVOCI
Current liabilities
Trade and other payables	1,580,597	—	—	1,580,597
Bonds and borrowings	496,833	—	—	496,833
Other financial liabilities Derivatives	—	329	344	674
Non-current liabilities
Bonds and borrowings	1,611,153	—	—	1,611,153
Other financial liabilities Derivatives	—	—	6,572	6,572
Other non-current liabilities	120,156	—	—	120,156

Derivatives included in FVOCI represent the effective portion of hedging instruments designated in cash flow hedge.

The carrying amount of “other non-current liabilities” in the table above does not include the liabilities recognized in accordance with IAS 19 which amounts to 22,971 million yen.

(e)	Financial instruments measured at fair value

The tables below represent the financial instruments measured at fair value on a recurring basis by level as of March 31, 2019 and March 31, 2018.

As of March 31, 2019

Financial assets measured at fair value

	(Millions of Yen)
	Level 1	Level 2	Level 3	Total
FVPL
Other financial assets
Derivatives	—	590	—	590
FVOCI
Other financial assets
Equity instruments	638,768	—	79,702	718,470
Derivatives	—	13,466	—	13,466

Financial liabilities measured at fair value

	(Millions of Yen)
	Level 1	Level 2	Level 3	Total
FVPL
Other financial liabilities
Derivatives	—	258	—	258
FVOCI
Other financial liabilities
Derivatives	—	7,260	—	7,260

Derivatives included in FVOCI represent the effective portion of hedging instruments designated in cash flow hedge.

As of March 31, 2018

Financial assets measured at fair value

	(Millions of Yen)
	Level 1	Level 2	Level 3	Total
FVPL
Other financial assets
Derivatives	—	61	—	61
FVOCI
Other financial assets
Equity instruments	847,645	—	78,819	926,465
Derivatives	—	13,388	—	13,388

Financial liabilities measured at fair value

	(Millions of Yen)
	Level 1	Level 2	Level 3	Total
FVPL
Other financial liabilities
Derivatives	—	329	—	329
FVOCI
Other financial liabilities
Derivatives	—	6,917	—	6,917

Derivatives included in FVOCI represent the effective portion of hedging instruments designated in cash flow hedge.

The changes of equity instruments measured at Level 3 are as follows:

	(Millions of Yen)
	Year ended March 31, 2019	Year ended March 31, 2018
Balance at beginning of the year	78,819	83,237
Net changes in fair value	1,122	1,197
Acquisitions	116	54
Sale / settlements	(641)	(2,106)
Other	286	(3,562)
Balance at end of the year	79,702	78,819

(f)	Equity instruments measured at fair value through other comprehensive income (“FVOCI”)

(i)	Fair value of significant equity instruments measured at FVOCI by name

As of March 31, 2019	Amount (Millions of Yen)
Toyota Motor Corporation	80,312
POSCO	70,952
Suzuki Motor Corporation	38,006
Recruit Holdings	37,110
Central Japan Railway Company	30,633

As of March 31, 2018	Amount (Millions of Yen)
POSCO	96,996
Toyota Motor Corporation	79,778
SUMCO Corporation	64,783
Suzuki Motor Corporation	44,462
Vallourec S.A.	37,466

(ii)	Fair value at the time of derecognition for assets that were derecognized and cumulative gains or losses on disposal

The Group derecognizes certain financial assets that are measured at fair value through other comprehensive income as a result of disposals through sale occurring as a result of review of business relationships.

	(Millions of Yen)
	Year ended March 31, 2019	Year ended March 31, 2018
Fair value at the time of derecognition	83,726	37,532
Cumulative gains or losses on disposal (net of tax)	14,679	6,542

(iii)	Dividends recognized for the equity investments measured at FVOCI during the reporting period

	(Millions of Yen)
	Year ended March 31, 2019	Year ended March 31, 2018
Investment derecognized in the reporting period	2,168	865
Investment held at the end of reporting period	17,988	16,967

Total	20,156	17,832

(3)	Fair value of financial instruments

Financial instruments measured at amortized cost

The fair value of financial assets and financial liabilities measured at amortized cost is as follows:

	(Millions of Yen)
As of March 31, 2019	Carrying amount	Fair value
		Level 1	Level 2	Level 3
Financial assets (Current)
Other financial assets
Debt instruments	12,844	9,498	0	3,345
Financial assets (Non-current)
Other financial assets
Debt instruments	84,211	11	7,512	76,699
Financial liabilities (Current)
Bonds and borrowings	506,571	60,386	—	446,571
Financial liabilities (Non-current)
Bonds and borrowings	1,815,905	224,669	—	1,618,043

	(Millions of Yen)
As of March 31, 2018	Carrying amount	Fair value
		Level 1	Level 2	Level 3
Financial assets (Current)
Other financial assets
Debt instruments	12,351	1,233	3,103	8,018
Financial assets (Non-current)
Other financial assets
Debt instruments	74,538	23	5,497	69,015
Financial liabilities (Current)
Bonds and borrowings	496,833	86,080	—	411,133
Financial liabilities (Non-current)
Bonds and borrowings	1,611,153	215,686	—	1,415,613

The tables do not include financial assets and liabilities measured at amortized cost whose fair values approximate their carrying amounts.

Valuation techniques used to measure the fair value of financial instruments measured at amortized cost

-	The fair value of a marketable financial asset is measured with reference to its market price.

-	The fair value of a non-marketable financial asset is measured with reference to the price quoted by financial institutions.

-	The fair value of a bond is measured with reference to its market price.

-	The fair value of a borrowing is measured at the present value of the total amounts of principal and interest discounted by the Group’s incremental borrowing rate with a similar term.

(4)	Risk management

The Group is exposed to various financial risks (market risk, credit risk and liquidity risk) arising from its business activities and implements risk management processes to minimize these financial risks.

(a)	Market risk management

(i)	Foreign currency risk

Trade receivables denominated in foreign currencies arising from exports of products are exposed to foreign currency risk.

Trade payables, notes payable and other payables are, in principle, come due within one year. Certain trade payables are denominated in foreign currencies arising from imports of raw materials and exposed to foreign currency risk.

The Group enters into forward exchange contracts and currency swaps to hedge foreign exchange risk arising from sales and capital transactions and investing and financing activities of the Group.

Derivative transactions are executed in accordance with the internal derivative transaction policy. According to the internal l derivative transaction policy, the policy for entering into a derivative transaction of financial instruments is discussed and approved by the Financial Management Committee and reported as necessary at the Board of Directors’ meeting. Subsequently the Financial Controller approves the implementation of derivatives within the approved authority limits and reports that transaction amounts as well as gains or losses arising from derivative transactions to the Financial Management Committee on a regular basis.

The Group’s principal foreign currency risk exposures for the years ended March 31, 2018 and 2019 are as follows.

	(Millions of USD)
	As of March 31, 2019	As of March 31, 2018
Net exposure (liability)	78	(174)

Impacts on profit before income taxes in the consolidated statements of profit or loss if Japanese yen were to appreciate by 1% against the U.S. Dollar at the end of the reporting period are as follows. In this analysis, the impacts on the assets and liabilities denominated in foreign currencies as of March 31, 2018 and 2019 are estimated by assuming that variables, such as outstanding balances and interest rates, are constant.

	(Millions of Yen)
	Year ended March 31, 2019	Year ended March 31, 2018
Impacts on profit before income taxes	(86)	185

(ii)	Interest rate risk

Certain bonds and long-term borrowings are floating-rates debts. The interest expenses vary depending on interest rates.

The Group enters into interest rate swap contracts to mitigate the risk of interest rate fluctuations.

Impacts on income taxes in the consolidated statements of profit or loss if interest rates were to increase by 1% at the end of the reporting period are as follows. In this analysis, all other variables are assumed to be constant.

	(Millions of Yen)
	Year ended March 31, 2019	Year ended March 31, 2018
Impacts on profit before income taxes	(6,043)	(5,787)

(iii)	Market price fluctuation risk

Marketable equity instruments mainly represent the shares of trade counterparties for which are purchased to strengthen business alliances and are exposed to market price fluctuation risk. The Group monitors the market price on a regular basis and regularly evaluates the necessity to retain the respective investments.

(b)	Credit risk management

In accordance with the internal credit management policy, the Group shares customer credit records with related departments, and provides for credit protection measures as necessary. Trade receivables, including notes and accounts receivable, are exposed to the credit risk of customers. The Group limits transactions to customers who are also the principal suppliers of the Group such that the trade receivables due from the customers may be offset with the trade payables and borrowings, or to customers with high credit ratings where and the Group concludes that there are limited credit risks.

(i)	Credit risk exposure

The total amount of the contractual amounts of financial guarantees and loan commitments and the carrying amount of financial assets (net of impairment) represents its maximum exposure to credit risk without taking into account of any collaterals held.

For the credit risk exposure, the Group recognizes the allowance for doubtful accounts by measuring the lifetime expected credit losses.

Allowance for doubtful accounts with respect to trade receivables is assessed by multiplying the carrying amount of trade receivables by the rate of historical credit losses on an individual basis.

(ii)	Financial assets subject to allowance for doubtful accounts

The aging of trade and other receivables is as follows:

	(Millions of Yen)
Days past due	As of March 31, 2019	As of March 31, 2018
Current	964,845	831,985
Within 90 days	4,991	1,684
Over 90 days and within 1 year	729	363
Over 1 year	173	108

Total	970,740	834,142

(iii)	Changes in allowance for doubtful accounts

The changes in allowance for doubtful accounts are as follows:

	(Millions of Yen)
	Year ended March 31, 2019	Year ended March 31, 2018
Balance at beginning of the year	5,878	5,854
Increase during the year	1,776	1,529
Decrease during the year	(696)	(1,513)
Other	183	7
Balance at end of the year	7,142	5,878

(c)	Liquidity risk management

The Group manages its liquidity risk on financing activities (the risk that debts cannot be paid by the due dates) by preparing and regularly updating a cash flow forecast based on the reports obtained from respective departments. Furthermore, the Group has a line of credit to cover for unforeseen circumstances.

The Group has entered into commitment line agreements with financial institutions to manage its working capital requirements effectively. As of March 31, 2019, the balance of borrowings related to those agreements was zero. The available credit balance under these agreements was 666,096 million yen and 650,933 million yen as of March 31, 2019, and 2018, respectively.

The figures below show the remaining amount of the Group’s financial liabilities by contractual maturity at the end of the reporting period, but do not contain financial guarantees where the Group is obligated to make payments on the obligations arising from financial guarantee contracts. The maximum amounts of guarantees that are extended by the Group are described in Note 34 “Loan Guarantees”.

As of March 31, 2019

	(Millions of Yen)
	Carrying amount	Total contractual cash flow	Within 1 year	Over 1 year but within 5 years	Over 5 years
Trade and other payables	1,611,403	1,611,403	1,611,403	—	—
Borrowings	1,922,476	1,922,476	326,571	657,235	938,670
Bonds	280,000	280,000	60,000	100,000	120,000
Lease liabilities	46,754	46,754	8,783	21,034	16,936
Commercial paper	120,000	120,000	120,000	—	—
Derivatives	7,519	7,019	2,656	4,363	—

Total	3,988,154	3,987,654	2,129,414	782,633	1,075,606

As of March 31, 2018

	(Millions of Yen)
	Carrying amount	Total contractual cash flow	Within 1 year	Over 1 year but within 5 years	Over 5 years
Trade and other payables	1,580,597	1,580,597	1,580,597	—	—
Borrowings	1,723,290	1,723,290	322,133	584,131	817,024
Bonds	295,696	295,700	85,700	140,000	70,000
Lease liabilities	49,768	49,768	8,550	22,582	18,635
Commercial paper	89,000	89,000	89,000	—	—
Derivatives	7,246	8,080	2,279	5,478	323

Total	3,745,600	3,746,436	2,088,260	752,192	905,983

(5)	Derivatives

(a)	Impacts on the consolidated statement of financial position

(i)	Derivative assets and liabilities designated as hedging instruments

As of March 31, 2019

		(Millions of Yen)
Types of hedges	Derivative assets and liabilities	Notional amount		Carrying amount (Fair value)
		Total	Settlement in excess of one year	Assets	Liabilities
Cash flow hedge	Foreign exchange forward contract	217,369	6,762	1,752	750
	Interest rate swap	264,704	252,848	730	6,509
	Currency swap	67,353	66,280	9,462	—
	Commodity swap	2,529	1,058	1,519	—

Total		551,957	326,949	13,466	7,260

As of March 31, 2018

		(Millions of Yen)
Types of hedges	Derivative assets and liabilities	Notional amount		Carrying amount (Fair value)
		Total	Settlement in excess of one year	Assets	Liabilities
Cash flow hedge	Foreign exchange forward contract	246,189	9,113	1,069	303
	Interest rate swap	275,939	258,741	601	6,613
	Currency swap	83,244	67,353	11,665	—
	Commodity swap	321	217	52	—

Total		605,695	335,425	13,388	6,917

The carrying amount (fair value) of derivative assets are included in “Other financial assets”. The carrying amount (fair value) of derivative liabilities are included in “Other financial liabilities”. The changes in the fair value of the hedged item that are used as the basis for recognition of the ineffective portion is not disclosed as the amount is immaterial.

(ii)	Derivative assets and liabilities not designated as hedges

	(Millions of Yen)
	As of March 31, 2019		As of March 31, 2018
	Assets	Liabilities	Assets	Liabilities
Foreign exchange forward contract	492	248	4	381
Interest swap	—	—	2	—
Currency swap	97	10	118	11

Total	590	258	124	392

(b)	Changes in fair value of cash flow hedges

The changes in fair value of hedging instruments designated as cash flow hedges of the Group recognized in other comprehensive income in the consolidated statements of comprehensive income or loss are as follows.

Year ended March 31, 2019

	(Millions of Yen)
Risk classification	Beginning of the year	Changes in fair value of cash flow hedge recognized in the other comprehensive income	Amount transferred to profit or loss from other components of equity as a reclassification adjustment	End of the year	The account in which the reclassification adjustment to profit or loss is recognized
Foreign currency risk	426	4,407	(4,186)	646	Other operating income/Other operating expenses
Interest rate risk	(5,559)	228	5	(5,326)	Finance income/Finance costs
Other	52	1,519	(52)	1,519	—

Total	(5,080)	6,155	(4,234)	(3,159)

Year ended March 31, 2018
	(Millions of Yen)
Risk classification	Beginning of the year	Changes in fair value of cash flow hedge recognized in the other comprehensive income	Amount transferred to profit or loss from other components of equity as a reclassification adjustment	End of the year	The account in which the reclassification adjustment to profit or loss is recognized
Foreign currency risk	(682)	(3,626)	4,734	426	Other operating income/Other operating expenses
Interest rate risk	(6,762)	1,222	(18)	(5,559)	Finance income/Finance costs
Other	37	52	(37)	52	—

Total	(7,407)	(2,351)	4,678	(5,080)

34.	Related Parties

(1)	Related party transactions

Details of significant transactions with related parties are as follows:

Year ended March 31, 2019

	(Millions of Yen)
Category	Name	Description of transaction	Amount	Account	Outstanding balance
Associate	Nippon Steel & Sumikin Bussan Corporation	Sells steel products	1,170,241	Trade and other receivables	46,251

The terms and conditions applied to related party transactions are determined based on terms equivalent to those that prevail in arm’s length transactions.

Year ended March 31, 2018

	(Millions of Yen)
Category	Name	Description of transaction	Amount	Account	Outstanding balance
Associate	Nippon Steel & Sumikin Bussan Corporation	Sells steel products	849,244	Trade and other receivables	39,236

The terms and conditions applied to related party transactions are determined based on terms equivalent to those that prevail in arm’s length transactions.

(2)	Key management personnel compensation

Compensation paid to the directors of the Group is as follows:

	(Millions of Yen)
	Year ended March 31, 2019	Year ended March 31, 2018	Year ended March 31, 2017
Salary	935	857	964

35.	Commitments

Significant commitments related to the acquisition of assets are as follows:

	(Millions of Yen)
	As of March 31, 2019	As of March 31, 2018
Contractual commitments related to acquisition of property, plant and equipment and intangible assets	393,230	316,808

36.	Loan Guarantees

The Group provides guarantees for the bank loans of its joint ventures and associates which would require the Group to repay the loan in the event of a default.

	(Millions of Yen)
	As of March 31, 2019	As of March 31, 2018
Guarantees for the bank loans of joint ventures and associates	62,506	82,721

37.	Subsequent Events

There are no material subsequent events.