Form 20-F/A
period 2019-03-31
NIPPON STEEL CORP
filed 2019-07-30
CIK 1140471

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

Amendment No.1

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐ Item 17    ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

Explanatory Note

This Amendment No. 1 to the Annual Report on Form 20-F (this “Form 20-F/A”) of Nippon Steel Corporation for the year ended March 31, 2019 (the “Form 20-F”), which was filed with the Securities and Exchange Commission on July 16, 2019, is being filed solely for the purpose of adding Exhibit 101 to Item 19 “Exhibits” and furnishing the Interactive Data File (as defined in Rule 11 of Regulation S-T) as Exhibit 101 in accordance with Rule 405 of Regulation S-T. Exhibit 101, which contains interactive data files in eXtensible Business Reporting Language (XBRL), was previously omitted from the Form 20-F in accordance with the 30-day grace period for initial interactive data submission under Rule 405(f)(2)(ii) of Regulation S-T.

Except as described above, this Form 20-F/A does not, and does not purport to, amend, modify, update or restate any information set forth in the Form 20-F or reflect any events that occurred subsequent to the filing of the Form 20-F on July 16, 2019.

PART III

Item 19.	Exhibits

Exhibit Number	Description
Exhibit 101.INS	XBRL Instance Document
Exhibit 101.SCH	XBRL Taxonomy Extension Schema Document
Exhibit 101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
Exhibit 101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
Exhibit 101.LAB	XBRL Taxonomy Extension Label Linkbase Document
Exhibit 101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No.1 to the Annual Report on Form 20-F on its behalf.

NIPPON STEEL CORPORATION

By:	/s/ Kazumasa Shinkai
	Name:	Kazumasa Shinkai
	Title:	Executive Officer, Head of General Administration Division

Date: July 30, 2019